  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1996

                                                     REGISTRATION NO. 333-04725
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                           EINSTEIN/NOAH BAGEL CORP.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ---------------

         DELAWARE                    5812                  84-1294908
     (STATE OR OTHER          (PRIMARY STANDARD         (I.R.S. EMPLOYER
     JURISDICTION OF      INDUSTRIAL CLASSIFICATION  IDENTIFICATION NUMBER)
     INCORPORATION OR            CODE NUMBER)
      ORGANIZATION)

                        1526 COLE BOULEVARD, SUITE 200
                            GOLDEN, COLORADO 80401
                           TELEPHONE (303) 202-9300
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                                PAUL A. STRASEN
                      VICE PRESIDENT AND GENERAL COUNSEL
                           EINSTEIN/NOAH BAGEL CORP.
                        1526 COLE BOULEVARD, SUITE 200
                            GOLDEN, COLORADO 80401
                           TELEPHONE (303) 202-3463
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
           KEVIN J. MCCARTHY                      DAVID A. SCHUETTE
          BELL, BOYD & LLOYD                    MAYER, BROWN & PLATT
      THREE FIRST NATIONAL PLAZA              190 SOUTH LASALLE STREET
        CHICAGO, ILLINOIS 60602                CHICAGO, ILLINOIS 60603
       TELEPHONE: (312) 372-1121              TELEPHONE: (312) 782-0600

                               ---------------

                     CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                            ADDITIONAL        PROPOSED        PROPOSED      ADDITIONAL
                                              AMOUNT          MAXIMUM         MAXIMUM       AMOUNT OF
       TITLE OF EACH CLASS OF                  TO BE       OFFERING PRICE    AGGREGATE     REGISTRATION
    SECURITIES TO BE REGISTERED             REGISTERED      PER SHARE(2)  OFFERINGPRICE(2)     FEE
- -------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share.  575,000 shares(1)     $17.00        9,775,000        $3,371
- -------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

(1) Includes 75,000 shares of Common Stock which may be purchased pursuant to an over-allotment option granted by the Company to the Underwriters.

(2) Estimated solely for the purpose of calculating the registration fee.
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

  AMENDING THE PROSPECTUS, PART II AND FILING CERTAIN EXHIBITS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                           EINSTEIN/NOAH BAGEL CORP.

                             CROSS REFERENCE SHEET

             SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED
                        BY ITEMS OF PART I OF FORM S-1.

             REGISTRATION STATEMENT                         CAPTION OR LOCATION
            ITEM NUMBER AND CAPTIONS                           IN PROSPECTUS
            ------------------------                        -------------------
  1.Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus..  Outside Front Cover Page
  2.Inside Front and Outside Back Cover Pages
      of Prospectus...........................  Inside Front and Outside Back Cover Pages;
                                                 Additional Information
  3.Summary Information, Risk Factors, and
      Ratio of Earnings to Fixed Charges......  Prospectus Summary; Risk Factors
  4.Use of Proceeds...........................  Use of Proceeds; Management's Discussion
                                                 and Analysis of Financial Condition and
                                                 Results of Operations
  5.Determination of Offering Price...........  Outside Front Cover Page; Underwriting
  6.Dilution..................................  Dilution
  7.Selling Security Holders..................  *
  8.Plan of Distribution......................  Outside Front Cover Page; Concurrent
                                                 Offerings; Underwriting
  9.Description of Securities to be             Description of Capital Stock
      Registered..............................
 10.Interests of Named Experts and Counsel....  *
 11.Information with Respect to the             Outside Front Cover Page; Prospectus
      Registrant..............................   Summary--The Company; Risk Factors;
                                                 Dividend Policy; Capitalization; Selected
                                                 Historical and Pro Forma Consolidated
                                                 Financial and Store Data; Management's
                                                 Discussion and Analysis of Financial
                                                 Condition and Results of Operations;
                                                 Business; Management; Certain
                                                 Transactions; Relationship with Boston
                                                 Chicken; Principal Stockholders and
                                                 Securities Ownership of Management; Shares
                                                 Eligible for Future Sale; Financial
                                                 Statements
 12.Disclosure of Commission Position on
      Indemnification for Securities Act        *
      Liabilities.............................

- --------
*Item inapplicable or answer is negative and omitted from Prospectus.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED JULY 31, 1996

PROSPECTUS

                             3,125,000 SHARES
                                      LOGO
                                  COMMON STOCK
                                  -----------

  All of the shares of Common Stock offered hereby are being issued and sold by Einstein/Noah Bagel Corp. (the "Company"). Of the 3,125,000 shares offered hereby, 2,700,000 shares are being offered in an Initial Public Offering and 425,000 shares are being offered in a non-underwritten Concurrent Public Offering by the Company directly to certain persons or entities, consisting primarily of officers, directors and employees of each of the Company and Boston Chicken, Inc. ("Boston Chicken"). Shares of Common Stock offered in the Concurrent Public Offering are being offered at a price equal to the initial public offering price per share, net of underwriting discount. Boston Chicken will not be a purchaser in the Concurrent Public Offering.

  Concurrent with the offering of the shares hereby, the Company is offering an additional 2,000,000 shares of Common Stock in a Concurrent Private Placement to Boston Chicken at a price equal to the initial public offering price per share, net of underwriting discount. Following the Offerings, Boston Chicken is expected to beneficially own approximately 60.4% of the outstanding shares of Common Stock.

  Prior to the Offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share and that the purchase price for the shares being offered in the Concurrent Public Offering and the Concurrent Private Placement will be between $13.95 and $15.81 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "ENBX," subject to notice of issuance.

  SEE "RISK FACTORS" AT PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.
                                  -----------
 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                       PRICE TO   UNDERWRITING PROCEEDS TO
                                        PUBLIC    DISCOUNT (1) COMPANY (2)
- --------------------------------------------------------------------------
Per Share--Initial Public
 Offering..........................    $            $            $
- --------------------------------------------------------------------------
Per Share--Concurrent Public
 Offering..........................    $             $   --      $
- --------------------------------------------------------------------------
Total (3)..........................  $            $            $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $840,000.

(3) The Company has granted the several Underwriters an option for 30 days to purchase up to 405,000 additional shares of Common Stock, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, and Proceeds to Company will be
    $      , $      , and $      , respectively. See "Underwriting."
                                  -----------
  The shares of Common Stock offered in the Initial Public Offering are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to the approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be
made in New York, New York on or about          , 1996.
                                  -----------
MERRILL LYNCH & CO.
                               ALEX. BROWN & SONS
                                  INCORPORATED
                                                           MONTGOMERY SECURITIES
                                  -----------
                  The date of this Prospectus is      , 1996.

  [Photograph depicting front facade of, and outside seating for, an Einstein
                             Bros. Bagels store.]

    [Photograph depicting front facade of a Noah's New York Bagels store.]



  Einstein Bros.(TM), Noah's Bagels(R) and Noah's New York Bagels(R) are trademarks owned by the Company.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

 [Photograph depicting the Service Counter at an Einstein Bros. Bagels Store.]

[Photograph depicting front exterior        [Photograph depicting an employee
 of an Einstein Bros. Bagels Store.]        sorting newly-baked bagels behind
                                            the counter of an Einstein Bros.
                                                     Bagels Store.]

     [Photograph depicting the interior of an Einstein Bros. Bagels Store.]

                          [Einstein Bros. Bagels Logo]

 [Photograph depicting the Service Counter at a Noah's New York Bagels Store.]

 [Photograph depicting the front exterior of a Noah's New York Bagels Store at its grand opening.]

  [Photograph depicting the front exterior of a Noah's New York Bagels Store.]

    [Photograph depicting an employee carrying newly-baked bagels behind the counter of a Noah's New York Bagels Store.]

                         [Noah's New York Bagels Logo]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) gives effect to a 225-for-1 stock split declared by the board of directors of the Company on July 8, 1996, (ii) gives effect to the conversion of the Company's $120.0 million convertible loan facility from Boston Chicken, Inc. ("Boston Chicken") into 15,307,421 shares of Common Stock on June 17, 1996,
(iii) assumes the conversion of 6,250 shares of preferred stock, par value $.01 per share, of the Company into 488,282 shares of Common Stock and (iv) assumes no exercise of the over-allotment option granted by the Company to the Underwriters. Unless the context suggests otherwise, references in this Prospectus to the "Company" mean Einstein/Noah Bagel Corp., its predecessors, and its and their subsidiaries. References herein to the "Offerings" include the 2,700,000 shares being offered in an initial public offering through the Underwriters (the "Initial Public Offering"), the 425,000 shares being offered concurrently in a non-underwritten public offering to certain persons or entities, consisting primarily of officers, directors and employees of each of the Company and Boston Chicken (the "Concurrent Public Offering") and the 2,000,000 shares being offered concurrently to Boston Chicken in a private placement (the "Concurrent Private Placement") and references herein to the "Concurrent Offerings" include the Concurrent Public Offering and the Concurrent Private Placement. See "--The Offerings," "Concurrent Offerings" and "Underwriting."

                                  THE COMPANY

  The Company operates and franchises specialty retail stores that feature fresh-baked bagels, cream cheeses, coffee and other related products, primarily under the Einstein Bros. Bagels and Noah's New York Bagels brand names. As of July 30, 1996, there were 199 stores in operation systemwide, of which 17 were Company-operated and 182 were operated by area developers financed in part by the Company. Such financing generally permits the Company in certain circumstances to convert its loan into a majority equity interest in the area developer. As of July 30, 1996, the Company had entered into area development agreements that provide for the development of 997 additional stores, the majority of which are scheduled to open over the next three years. The Company estimates that there will be between 275 and 300 stores in operation systemwide by the end of 1996.

  The Company's principal business objective is to become the leading specialty retailer of fresh-baked bagels and related products in the United States and to ultimately support and extend its consumer brands through alternate distribution channels, such as wholesale and contract food service. The Company believes that there is an opportunity to develop a significant multi-unit specialty retail business based on fresh-baked bagels because of the growth in per capita consumption of bagels and the fragmented state of the current retail bagel market. To achieve its specialty retail objectives, the Company and its area developers employ a concentrated market development strategy that is designed to create strong local brand awareness. The Company believes this strategy will allow it and its area developers to more efficiently leverage marketing, development and operations resources, while establishing a strong competitive position in each targeted market. The Company initially plans to segregate development of its Einstein Bros. Bagels and Noah's New York Bagels stores on a geographic basis; however, the Company intends to test the development and operation of both brands within the same trade area.

  Einstein Bros. Bagels stores feature both traditional and creative bagels baked fresh throughout the day and offered to customers in an inviting store environment that combines the authentic tastes of a bagel bakery with the comfortable setting of a neighborhood meeting place. Each Einstein Bros. Bagels store blends function, style and customer comfort with simple, contemporary colors and furnishings in a relaxed social atmosphere. In addition to a distinctive variety of fresh-baked bagels, Einstein Bros. Bagels stores offer a broad selection of specialty cream cheeses, premium coffee products and an array of creative soups, salads and sandwiches. The stores' atmosphere and products are enhanced by a service philosophy designed to develop customer loyalty, so that visiting an Einstein Bros. Bagels store becomes part of the customer's daily or weekly routine. The first Einstein Bros. Bagels store opened in June 1995 in Ogden, Utah and as of July 30, 1996, there were 106 stores operating under the brand in 17 states. The Company currently expects that it and its area developers will develop Einstein Bros. Bagels stores primarily outside of the West Coast area.

  Noah's New York Bagels stores are authentic kosher bagel bakeries featuring bagels baked fresh throughout the day, cream cheese "shmears", kosher dairy deli items, including fish salads and four varieties of lox, and selected New York deli-style beverages. Noah's New York Bagels stores recreate the mood and feeling of a turn-of-the-century New York bakery. A key element of the Noah's New York Bagels brand is involvement on a store-by-store basis as a committed and conscientious member of the community. The first Noah's New York Bagels store opened in Berkeley, California in 1989 and as of July 30, 1996, there were 57 stores operating under the brand in three states. The Company currently expects that it and its area developers will develop Noah's New York Bagels stores primarily on the West Coast.

  The Company was established in early 1995 as Progressive Bagel Concepts, Inc. and launched its business through the acquisition of three regional bagel retailers. The Company's formation was facilitated by Boston Chicken, which, in addition to providing convertible and non-convertible loan financing, has supported, and continues to support, the Company's growth with multi-unit retail infrastructure and systems pursuant to fee service agreements. Subsequently, the Company changed its name to Einstein Bros. Bagels, Inc., developed the Einstein Bros. Bagels brand and acquired two West Coast bagel retailers, including Noah's New York Bagels, Inc. ("Noah's"). In June 1996, the Company changed its name to Einstein/Noah Bagel Corp. to reflect its dual brand development strategy. The Company and its area developers intend to convert stores currently operating under all other brand names to either Einstein Bros. Bagels stores or Noah's New York Bagels stores over the next 12 to 18 months.

  The Company's executive offices are located at 1526 Cole Boulevard, Suite 200, Golden, Colorado 80401 and its telephone number is (303) 202-9300.

                                  RISK FACTORS

  AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN RISKS. SEE "RISK FACTORS."

                                 THE OFFERINGS

Common Stock offered hereby:
  Initial Public Offering......   2,700,000 shares
  Concurrent Public Offering...     425,000 shares
Common Stock offered in the
 Concurrent Private Placement..   2,000,000 shares
Common Stock to be outstanding
 after the Offerings(1)........  28,577,000 shares
Use of Proceeds................  To finance the development of additional stores and to repay indebtedness utilized for the
                                 acquisition and development of stores. See "Use
                                 of Proceeds."
Proposed Nasdaq National Market
 Symbol........................  ENBX

- --------

(1) Includes 15,307,421 shares of Common Stock issued upon the conversion of the Company's $120.0 million convertible loan facility from Boston Chicken (the "Loan Conversion"), 488,282 shares of Common Stock estimated to be issuable upon the conversion of 6,250 shares of Series A Preferred Stock, $.01 par value per share, of the Company (the "Preferred Shares") at a contractual conversion price equal to 80% of an assumed initial public offering price of $16.00 per share (being the mid-point of the proposed initial public offering price range) (the "Preferred Conversion") and 1,721,250 shares of Common Stock subject to repurchase by the Company (the "Repurchase Shares"), which repurchase obligation terminates upon consummation of the Offerings. See "Relationship with Boston Chicken--Loan Agreement," "Description of Capital Stock" and Note 12 of Notes to the Company's Audited Consolidated Financial Statements included elsewhere herein. References herein to the "Transactions" include the Loan Conversion, the Preferred Conversion and the termination of the Company's repurchase obligation with respect to the Repurchase Shares. Excludes 5,030,591 shares of Common Stock issuable upon exercise of outstanding stock options (vested and unvested) and warrants.

     SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND STORE DATA
           (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF STORES)

                              PERIOD FROM        PERIOD FROM
                            MARCH 24, 1995    DECEMBER 26, 1994        QUARTER
                          (INCEPTION) THROUGH      THROUGH        (16 WEEKS) ENDED
                           DECEMBER 31, 1995  DECEMBER 31, 1995   APRIL 21, 1996(1)
                          ------------------- ----------------- ----------------------
                                ACTUAL          PRO FORMA(2)     ACTUAL   PRO FORMA(3)
                          ------------------- ----------------- --------  ------------
                                                 (UNAUDITED)         (UNAUDITED)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Total revenue...........       $ 26,423           $ 70,388      $ 22,379    $ 25,683
Income (loss) from
 operations(4)(5).......        (43,152)           (46,369)       (1,270)     (2,453)
Net income (loss)(4)(5).       $(43,716)          $(54,802)     $ (3,317)   $ (2,428)
                               ========           ========      ========    ========
  Net income (loss) per
   common and equivalent
   share(6).............       $  (4.56)          $  (2.20)     $  (0.36)   $  (0.10)
                               ========           ========      ========    ========
  Weighted average
   number of common and
   equivalent shares
   outstanding during
   the period...........          9,613             24,940         9,633      24,940
                               ========           ========      ========    ========
STORE DATA (UNAUDITED):
Systemwide revenue(7)...       $ 26,986           $ 71,263      $ 29,764    $ 33,088
                               ========           ========      ========    ========
Number of stores in
 operation at period
 end:
  Company-operated......             47                 84            61          61
  Area developers.......             13                 13            77          77
                               --------           --------      --------    --------
  Total.................             60                 97           138         138
                               ========           ========      ========    ========
                                                                  APRIL 21, 1996(1)
                                                                ----------------------
                                                                               AS
                                                                 ACTUAL   ADJUSTED(8)
                                                                --------  ------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital...............................................  $    643    $ 37,566
Notes receivable..............................................    38,298      38,298
Total assets..................................................   184,514     221,437
Long-term debt(9).............................................   178,162         --
Stockholders' equity (deficit)................................   (12,033)    203,052

- -------
(1) The Company's fiscal year is the 52/53-week period ending on the last Sunday in December and normally consists of 13 four-week periods. The first quarter consists of four periods, and each of the remaining three quarters consists of three periods, with the first, second and third quarters ending 16 weeks, 28 weeks and 40 weeks, respectively, into the fiscal year.
(2) Giving pro forma effect to the acquisition of Brackman Brothers, Inc., Bagel & Bagel, Inc., Offerdahl's Bagel Gourmet, Inc., Baltimore Bagel Co. and Noah's and the Loan Conversion as of December 26, 1994 (deemed to be the beginning of the Company's 1995 fiscal year). See the Company's Unaudited Pro Forma Consolidated Financial Statements and Notes thereto contained elsewhere herein.
(3) Giving pro forma effect to the acquisition of Noah's and the Loan Conversion as of the beginning of the Company's 1996 fiscal year. See the Company's Unaudited Pro Forma Consolidated Financial Statements and Notes thereto contained elsewhere herein.
(4) Includes for the pro forma quarter (16 weeks) ended April 21, 1996 approximately $954,000 of stock option expense attributable to the acceleration of the vesting of compensatory stock options issued by Noah's for such period. The vesting acceleration occurred immediately prior to the acquisition of Noah's by the Company. See Note 5 of Notes to the Company's Unaudited Pro Forma Consolidated Financial Statements included elsewhere herein.
(5) Includes a $26,575,000 write-off of intangible assets for the period from March 24, 1995 (inception) through December 31, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- March 24, 1995 (inception) to December 31, 1995--Results of Operations" and
    Note 13 of Notes to the Company's Audited Consolidated Financial Statements included elsewhere herein.

(6) As of April 21, 1996, the Company had approximately $38.5 million of debt outstanding; the net proceeds from the Offerings will be used to repay such indebtedness. For the quarter (16 weeks) ended April 21, 1996, assuming such debt had been repaid utilizing the proceeds from the sale of 2,587,164 shares of Common Stock ($14.88 per share) and giving effect to the Loan Conversion as of the beginning of the fiscal year, the net loss per common and equivalent share would have been $0.00. For the period from March 24, 1995 (inception) through December 31, 1995, giving effect to the Loan Conversion as of the beginning of the period, the net loss per common and equivalent share would have been $1.70.
(7) Includes gross revenue for all stores operated by the Company and its area developers. Gross revenue excludes sales taxes.
(8) Adjusted to give effect to the Offerings at an assumed initial public offering price of $16.00 per share (being the mid-point of the proposed initial public offering price range) and the application of the net proceeds therefrom and to give effect to the Transactions. See "Capitalization."
(9) Includes at April 21, 1996, $11,852,000 attributable to the Repurchase Shares and $7,813,000 attributable to the Preferred Shares. See Note 12 of Notes to the Company's Audited Consolidated Financial Statements included elsewhere herein.

                                  THE COMPANY

  The Company operates and franchises specialty retail stores that feature fresh-baked bagels, cream cheeses, coffee and other related products, primarily under the Einstein Bros. Bagels and Noah's New York Bagels brand names. As of July 30, 1996, there were 199 stores in operation systemwide, of which 17 were Company-operated and 182 were operated by area developers financed in part by the Company. Such financing generally permits the Company in certain circumstances to convert its loan into a majority equity interest in the area developer. As of July 30, 1996, the Company had entered into area development agreements that provide for the development of 997 additional stores, the majority of which are scheduled to open over the next three years. The Company estimates that there will be between 275 and 300 stores in operation systemwide by the end of 1996.

  The Company was incorporated in Delaware in February 1995 under the name Progressive Bagel Concepts, Inc. In March 1995, the Company launched its business through the acquisition of three regional bagel retailers, Brackman Brothers, Inc. of Salt Lake City, originally founded in 1988 ("Brackman"), Bagel & Bagel, Inc. of Kansas City, originally founded in 1988 ("Bagel & Bagel"), and Offerdahl's Bagel Gourmet, Inc. of Fort Lauderdale, originally founded in 1989 ("Offerdahl's"), and in August 1995, acquired Baltimore Bagel Co. of San Diego, originally founded in 1981 ("Baltimore Bagel") (collectively the "Founding Companies"). The Company issued 1,959,152 shares of Common Stock and the Preferred Shares to the owners of the Founding Companies in such transactions. Also in March 1995, the Company raised approximately $20.8 million in a private placement of Common Stock to investors and entered into a series of agreements with Boston Chicken, including a convertible secured loan agreement pursuant to which Boston Chicken agreed to loan to the Company up to $80.0 million (subsequently increased to $120.0 million). On June 17, 1996, this loan was converted into 15,307,421 shares of Common Stock. Boston Chicken further facilitated the Company's formation and continues to facilitate the Company's growth by providing multi-unit retail infrastructure and systems pursuant to fee service agreements. The relationship between the Company and Boston Chicken, including the terms of the loan agreement, is described more fully under "Relationship with Boston Chicken." See also "Certain Transactions."

  After formation, the Company assembled a management team comprised of individuals from the Founding Companies and Boston Chicken, as well as other professionals experienced in rapid multi-unit retail growth. The Company also launched a project that resulted in the development of the Einstein Bros. Bagels brand and store. As part of the development project, management analyzed (i) the Founding Companies' stores, including brand positionings, product offerings, operational service systems and atmosphere, (ii) the competitive environment and (iii) the preferences of consumers across the United States. The Einstein Bros. Bagels brand and store were first tested in Ogden, Utah in June 1995 and, based on extensive consumer research, were revised throughout the summer of 1995, resulting in the current brand positioning, product offering and store design.

  In the fall of 1995, the Company developed and launched its area developer program, which incorporates aspects of the area developer program utilized by Boston Chicken. The Company believes that having a relatively small group of area developers, each led by a management group with substantial multi-unit retail food service experience and short- and long-term incentives tied to performance, is a superior means to achieve market leadership than either direct Company ownership of all stores or more traditional franchising approaches which utilize a larger number of franchisees. As of July 30, 1996, the Company had entered into area development agreements with ten entities that provide for the development of 1,179 stores, 182 of which were open as of such date. See "Business--Expansion Strategy" and "Business--Development Agreements." The Company expects to enter into similar agreements with at least one additional entity during 1996 and, in connection with such transactions, expects to sell to such entity Company-operated stores, if any, in the territories covered by such agreements.

  In the fall of 1995, after the development of the Einstein Bros. Bagels brand, the Company decided to convert its existing stores operating under the Brackman Bros., Bagel & Bagel, Offerdahl's Bagel Gourmet and Baltimore Bagel brand names to the Einstein Bros. Bagels brand. The Company and its area developer for the Salt Lake City market completed conversion of nine Brackman Bros. stores located in the Salt Lake City area to Einstein Bros. Bagels stores in March 1996. The Company and its area developers intend to convert stores currently operating under all other brand names to either Einstein Bros. Bagels stores or Noah's New York Bagels stores over the next 12 to 18 months.

  The Company acquired Noah's, the leading West Coast bagel retailer, in February 1996, enabling the Company to achieve a strong base of operations on the West Coast and to add a second premier consumer brand, Noah's New York Bagels. In connection with the transaction, certain stockholders of Noah's, including Noah Alper, the founder of Noah's, and members of Noah's management, acquired 855,225 shares of Common Stock, and Mr. Alper became Vice Chairman of the Board.

                                 RISK FACTORS

  Prospective purchasers of the shares of Common Stock offered hereby should consider carefully the specific factors set forth below as well as the other information contained in this Prospectus in evaluating an investment in the Common Stock.

LIMITED OPERATING HISTORY AND RECENT LOSSES

  The Company commenced operations in March 1995 and has a limited operating history upon which investors may evaluate the Company's performance. As of July 30, 1996, the Company and its area developers operated 199 stores, 36 of which were operating under brands other than Einstein Bros. Bagels or Noah's New York Bagels. Approximately 128 of the stores operated by the Company and its area developers have been open for less than one year and an additional 32 of such stores have been open for less than two years. Consequently, operating results achieved to date may not be indicative of the results that may be achieved in the future by any new or existing store. The Company has incurred significant operating losses to date and there can be no assurance that the Company will be profitable in the future, or that, if profitability is achieved, it will be sustained. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Audited Consolidated Financial Statements and the Notes thereto.

COMPETITION; EASE OF ENTRY INTO BUSINESS

  The food service industry is intensely competitive with respect to food quality, concept, convenience, location, customer service and value. In addition, there are many well-established food service competitors with substantially greater financial and other resources than the Company and with substantially longer operating histories than the Company. Many of such competitors are less dependent than the Company on a single, primary product. The Company believes that it competes with other bagel retailers and bakeries, specialty coffee retailers, doughnut shops, fast-food restaurants, delicatessens, take-out food service companies, supermarkets and convenience stores. The Company believes that competition in the retail bagel market will increase as large retail bagel companies attract additional capital, new competitors enter the market and bagel retailers compete for market share. In addition, the Company believes that the start-up costs associated with retail bagel and similar food service establishments are not a significant impediment to entry into the retail bagel business. See "Business--Competition."

RAPID EXPANSION

  The Company intends to expand primarily by developing additional bagel stores through its area developer network, although the Company and its area developers may also acquire existing bagel stores or other properties. As of July 30, 1996, the Company had entered into area development agreements with ten entities that provide for the opening of 1,179 stores, 182 of which were open as of such date. By the end of 1996, the Company expects to have between 275 and 300 stores in operation systemwide. Such expansion will require the addition of management, facilities, systems and personnel. Failure to acquire necessary resources on a cost-effective basis could have a material adverse effect on the results of operations and financial condition of the Company and its area developers. There can be no assurance that the Company and its area developers will be able to achieve their development and operating goals, manage expanding operations effectively, or maintain or accelerate growth. In addition, there can be no assurance of the viability of any of the Company's brands in a particular geographic region or locale. See "Business--Expansion Strategy."

AVAILABILITY OF CAPITAL

  The Company anticipates that it and its area developers will have a continuing need for additional financing for the development of stores and for bagel and cream cheese production capacity, the amount of which is dependent primarily on the number of stores opened, the cost of such stores, store operating results and production capacity requirements. The Company's capital requirements will also depend on the amount and timing of borrowings under the loan agreements between the Company and its existing and future area developers. The Company and its area developers may seek additional funds from public or private offerings of debt or equity securities or other types of financing. There can be no assurance that the Company and its area developers will be able to raise such funds on satisfactory terms when needed. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Expansion Strategy" and "Business--Area Developer Financing."

DEPENDENCE ON AREA DEVELOPERS

  The Company's success is dependent to a significant extent upon its area developers and the manner in which they operate and develop their stores. The opening and success of stores are dependent on a number of factors, including the availability of suitable sites, the negotiation of acceptable lease or purchase terms for such sites, permitting and regulatory compliance, the ability to meet construction schedules, the ability to hire and train qualified personnel, the financial and other capabilities of the Company and its area developers, and general economic and business conditions. Not all of the foregoing factors are within the control of the Company or its area developers. There can be no assurance that area developers will have access to financial resources necessary to open the stores required by their development schedules or that such area developers will successfully develop or operate stores in their development areas in a manner consistent with the Company's concepts and standards. See "Business--Area Developer Financing."

  The Company has extended secured debt financing to its area developers pursuant to which the Company has agreed to lend an aggregate of approximately $186.8 million, of which approximately $79.4 million had been advanced as of July 30, 1996. These loans subject the Company to the risks of being a secured lender. The Company anticipates that its area developers will incur substantial net losses during their expansion phases, which is anticipated to result in negative net worth for such area developers. The Company believes that such losses will be recovered as expansion moderates and development costs correspondingly diminish, store investment costs decrease, operational efficiencies increase as a result of overall system maturity and operational experience, advertising efficiencies commence and average weekly store revenue increases. However, there can be no assurance that such events will occur or that such losses will be recovered. The failure of an area developer to achieve a sufficient level of profitability subsequent to the completion of its expansion phase could have a material adverse impact on the Company's financial position and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business-- Expansion Strategy" and Note 11 of Notes to the Company's Audited Consolidated Financial Statements.

DEPENDENCE ON BOSTON CHICKEN

  The Company's success is highly dependent on its continued relationship with Boston Chicken. The Company and Boston Chicken are parties to various agreements, pursuant to which Boston Chicken has agreed to provide to the Company certain accounting and administration, and computer and communications services. In addition, Boston Chicken has agreed to make available to the Company a non-convertible loan facility of up to $50.0 million, approximately $20.0 million of which was outstanding as of July 30, 1996. The termination of any of these agreements, the loss of any of these services or a material adverse change in Boston Chicken's business or financial condition could have a material adverse effect on the Company. See "Relationship with Boston Chicken."

CONTROL BY AND CONFLICTS OF INTEREST WITH BOSTON CHICKEN

  After consummation of the Offerings, Boston Chicken will beneficially own approximately 60.4% of the outstanding shares of Common Stock of the Company (or 59.3% if the Underwriters' over-allotment option is exercised in full). In addition, in connection with the Concurrent Private Placement, the Company intends to grant to Boston Chicken an option that would permit it to maintain ownership of shares of Common Stock having up to 52% of the voting power of all of the outstanding shares of capital stock of the Company having the power generally to vote in the election of directors. By reason of its holdings and such option, Boston Chicken will be able to control the affairs and policies of the Company, elect the Company's board of directors and approve or disapprove any matter submitted to a vote of the stockholders, including certain fundamental corporate transactions requiring stockholder approval. In addition, concentrated ownership of the Company could affect the potential applicability to the Company of personal holding company tax in certain circumstances. See "Certain Transactions," "Principal Stockholders and Securities Ownership of Management" and "Relationship with Boston Chicken."

  The Concurrent Private Placement Agreement expected to be entered into between the Company and Boston Chicken prohibits the Company from taking certain actions without the consent of Boston Chicken as long as such option to Boston Chicken has not terminated, including altering any rights attaching to the Common Stock, offering or issuing any equity securities or debt securities convertible into equity securities, in either case other than Common Stock, distributing assets or securities of the Company having a fair market value in excess of 10% of the Company's consolidated gross assets or consolidated gross revenues measured as of the immediately preceding fiscal year end, and filing a petition in bankruptcy.

  In addition to existing agreements between the Company and Boston Chicken, the Company may enter into additional or modified agreements, arrangements and transactions with Boston Chicken. While the Company expects that any such future arrangements and transactions will be determined through negotiation between the two companies, there can be no assurance that conflicts of interest will not occur with respect to such future business dealings and similar corporate matters. Conflicts may arise in connection with product offerings, consumer and market positioning, recruiting, site selection and issuances of additional securities by the Company. There can be no assurance that any such conflicts will be resolved in a manner favorable to the Company or its minority stockholders.

LIMITED SOURCES OF BAGEL DOUGH AND CREAM CHEESE SUPPLY

  The Company's development plans require that the Company rapidly develop significant bagel dough production capacity from internal or external sources. To date, the Company has met its bagel dough production requirements through a combination of local fresh dough commissaries owned and operated by the Company or its area developers, two frozen dough production facilities operated by the Company, and a frozen dough production facility owned and operated by a third-party baking company that has committed certain capacity to the Company. The Company has entered into a long-term supply agreement with such third-party baking company. Any interruption of existing or planned production capacity at any plant or commissary could have a material adverse effect on the ability of the Company or its area developers to supply bagels to their stores. In addition, stores in certain markets are currently dependent for frozen bagel dough on a single production facility owned and controlled by the third-party baking company.

  The Company also purchases from a single supplier certain proprietary cream cheeses and spreads sold in Einstein Bros. Bagels stores. Any interruption of such supply or the inability of the Company to obtain sufficient additional capacity to meet its requirements could have a material adverse effect on the Company's ability to supply its proprietary cream cheese to certain bagel stores. See "Business--Vendors."

RISKS ASSOCIATED WITH THE FOOD SERVICE INDUSTRY

  Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions, demographic trends, traffic patterns, the cost and availability of labor, purchasing power, availability of products and the type, number and location of competing restaurants. Multi-unit food service chains such as the Company can also be substantially adversely affected by publicity resulting from food quality, illness, injury or other health concerns or operating issues stemming from one store or a limited number of stores, whether or not the Company is liable. In addition, factors such as increased costs of goods, labor and employee benefits costs, regional weather conditions and the potential scarcity of experienced management and hourly employees may also adversely affect the food service industry in general and the results of operations and financial condition of the Company and its area developers in particular.

GOVERNMENT REGULATION

  The restaurant industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and building and zoning requirements. The Company and its area developers are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. In addition, the Company is subject to regulation by the Federal Trade Commission and must comply with certain state laws which govern the offer, sale and termination of franchises and the refusal to renew franchises. The failure to obtain or retain food licenses or approvals to sell franchises, or increases in employee benefits costs or other costs associated with employees, could adversely affect the Company and its area developers. See "Business--Government Regulation."

ABSENCE OF PRIOR PUBLIC MARKET AND POTENTIAL VOLATILITY OF STOCK PRICE

  Prior to the Offerings, there has been no public market for shares of the Common Stock and there can be no assurance that an active trading market will develop or, if developed, will be sustained. The initial public offering price of the Common Stock will be determined through negotiations with the representatives of the Underwriters (the "Representatives") by a committee of the Company's board of directors composed of members who have agreed not to purchase shares of Common Stock in the Offerings. See "Underwriting" for the factors to be considered in determining the initial public offering price of the shares of Common Stock offered hereby. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Stock will bear any relationship to, or will not decline below, the initial public offering price.

ANTI-TAKEOVER EFFECT OF CHARTER AND STATUTORY PROVISIONS

  Boston Chicken's ownership interest in the Company and the terms of certain provisions in the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws may have the effect of discouraging a change in control of the Company. Such provisions include the requirement that all stockholder action must be effected at a duly-called annual or special meeting of stockholders and the requirement that stockholders follow an advance notification procedure for stockholder nominations of candidates for the board of directors and to present other stockholder business to be considered at any meeting of stockholders. In addition, the board of directors has the authority, without further action by the stockholders, to issue up to 20 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue authorized but unissued shares of Common Stock up to a maximum of 200 million shares. The issuance of preferred stock or additional shares of Common Stock could have the effect of delaying, deferring or preventing a change in control of the Company, even if such change in control would be beneficial to the Company's stockholders. See "Principal Stockholders and Securities Ownership of Management," "Relationship with Boston Chicken" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offerings, the Company will have approximately 28,577,000 shares of Common Stock outstanding. The Company intends to file, shortly after the completion of the Offerings, a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to approximately 9,875,000 of these shares of Common Stock pursuant to which certain stockholders (not including Boston Chicken) may resell their shares of Common Stock in the public market. The holders of approximately 9,000,000 of such 9,875,000 shares have agreed that they will not sell any of such shares for a period of 180 days from the date of this Prospectus, and holders of an additional approximately 400,000 of such shares have agreed that they will not sell any of such shares for a period of 30 days from the date of this Prospectus, subject to certain exceptions, without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). In addition, the persons purchasing shares of Common Stock in the Concurrent Public Offering have agreed that they will not sell such shares for a period of 365 days from the date of this Prospectus, without the consent of Merrill Lynch. The Company also intends to register under the Securities Act all shares issued or issuable under its stock option plans, fewer than 10% of which will be vested and exercisable within 180 days of the date of this Prospectus. See "Management--1995 Stock Option Plan" and "Management--Directors Plan." In connection with the Concurrent Private Placement, the Company expects to enter into a registration agreement with Boston Chicken, pursuant to which the Company will grant to Boston Chicken certain demand and piggyback registration rights under the Securities Act with respect to shares purchased in the Concurrent Private Placement and other shares owned by Boston Chicken. Boston Chicken has agreed with the Representatives not to sell shares purchased in the Concurrent Private Placement for a period of 365 days from the date of this Prospectus and not to sell other shares owned by it for a period of 180 days from the date of this Prospectus, subject to certain exceptions, without the consent of Merrill Lynch. In addition, the Company may file a registration statement covering shares of Common Stock for issuance in connection with potential future acquisitions and resales thereof by the recipients, although no such acquisitions are currently pending. Shares so registered could not be sold in the public market for a period of 180 days from the date of this Prospectus, subject to certain exceptions, without the consent of Merrill Lynch. No predictions can be made as to the effect, if any, that market sales of such shares or the availability of such shares for sale will have on the market price for shares of Common Stock prevailing from time to time. Sales of substantial amounts of shares of Common Stock in the public market following the Offerings could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities or securities convertible into equity securities. See "Concurrent Offerings," "Certain Transactions--Registration Rights," "Relationship with Boston Chicken--Concurrent Private Placement Agreement and Registration Agreement" and "Shares Eligible for Future Sale."

TRADEMARKS

  The Company owns a number of federal trademark and service mark registrations and the Company has federal trademark applications pending for additional trademarks and service marks. However, the Company has not yet obtained federal registrations for certain of the trademarks or service marks used in its business, certain of the Company's applications have been the subject of oppositions to such marks, and there can be no assurance that any such registrations for the Company's trademarks and service marks will be obtained. In addition, the Company is aware of the use by other persons in certain geographic areas of names and marks which may be deemed to be similar to the Einstein Bros. or Noah's New York Bagels brands. There can be no assurance that such marks will be available for use by the Company and its area developers in all locations or that the Company will be able to assure the exclusive use of such marks by the Company and its area developers. See "Business--Trademarks and Other Proprietary Rights."

ABSENCE OF DIVIDENDS OR DISTRIBUTIONS

  The Company has never paid cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's secured revolving credit facility contains a prohibition on the payment of cash dividends. See "Dividend Policy."

DILUTION

  Investors purchasing shares of Common Stock in the Initial Public Offering will experience immediate and substantial dilution in the net tangible book value per share of the Common Stock from the initial public offering price as compared to the increase in net tangible book value per share that will accrue to existing stockholders. Based on an initial public offering price of $16.00 per share (being the mid-point of the proposed initial public offering price range), such dilution would have been equal to $12.20 per share as of April 21, 1996. Investors in the Common Stock of the Company purchased prior to the Initial Public Offering (including Boston Chicken's investment as a result of the Loan Conversion) paid an average price per share of $7.64 for an aggregate 81.7% equity interest in the Company compared to investors in the Concurrent Public Offering and the Concurrent Private Placement, who, considered together, will have paid an average price per share of $14.88 based on such assumed initial public offering price, net of estimated underwriting discount, for an aggregate 8.6% interest in the Company, and new investors in the Initial Public Offering, who will have paid an average price per share of $16.00 based on such assumed initial public offering price for an aggregate 9.7% equity interest in the Company. See "Dilution."

RECOVERABILITY OF INTANGIBLE ASSETS

  The Company has recorded significant intangible assets in connection with the Company's acquisitions of Brackman, Bagel & Bagel, Offerdahl's, Baltimore Bagel and Noah's. Applicable accounting standards require the Company to review long-lived assets (such as goodwill and other identifiable intangible assets) to be held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying values of those assets may not be recoverable. In the event that the Company determines that the carrying value of such intangible assets is impaired, it would write-down such carrying value, which would result in a charge to earnings. Any such charge could have a material adverse effect on the Company's financial results. See Notes 2, 4 and 13 of Notes to the Company's Audited Consolidated Financial Statements and
Note 5 of Notes to the Company's Unaudited Consolidated Financial Statements contained elsewhere herein.

                             CONCURRENT OFFERINGS

  Concurrently with the shares offered hereby in the Initial Public Offering, certain persons or entities, consisting primarily of officers, directors and employees of each of the Company and Boston Chicken, are being offered the opportunity to purchase an aggregate of 425,000 shares of Common Stock in the Concurrent Public Offering, and Boston Chicken is being offered the opportunity to purchase 2,000,000 shares of Common Stock in the Concurrent Private Placement, in each case, at a price equal to the initial public offering price per share, net of underwriting discount. The consummation of each of the Initial Public Offering, the Concurrent Public Offering and the Concurrent Private Placement is conditioned upon the consummation of the other Offerings. Any such sales will also be conditioned upon the participants in the Concurrent Public Offering and Boston Chicken agreeing not to sell shares of Common Stock purchased in the Concurrent Public Offering and the Concurrent Private Placement, respectively, for a period of 365 days after the date of this Prospectus, without the consent of Merrill Lynch. See "Certain Transactions--Concurrent Public Offering," "Relationship with Boston Chicken-- Concurrent Private Placement Agreement and Registration Agreement," "Shares Eligible for Future Sale" and "Underwriting." None of the members of the committee of the board of directors who will negotiate the initial public offering price of the Common Stock with the Representatives will be purchasers in the Offerings.

                                USE OF PROCEEDS

  The net proceeds to the Company from each of the Initial Public Offering, the Concurrent Public Offering and the Concurrent Private Placement are estimated to be approximately $39.4 million ($45.5 million if the Underwriters' over-allotment option is exercised in full), $6.2 million and $29.8 million, respectively, or an aggregate of $75.4 million ($81.5 million if the Underwriters' over-allotment option is exercised in full) assuming an initial public offering price of $16.00 per share (being the mid-point of the proposed initial public offering price range) after deduction of estimated underwriting discount and offering expenses. The Company intends to use approximately $43.0 million of the aggregate net proceeds from the Offerings to repay borrowings under the Company's secured revolving credit facility, approximately $20.0 million of such proceeds to repay borrowings under its non-convertible loan facility from Boston Chicken (subject to the waiver by the lenders under the secured revolving credit facility of a covenant prohibiting such repayment) and the balance of such net proceeds for store development, although the amount of the proceeds used to repay borrowings is expected to increase to the extent the aggregate borrowings of the Company increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The use of proceeds for development of new stores includes development of Company-operated stores and loaning of funds to area developers to finance development of stores. See "Business."

  As of July 30, 1996, the Company had approximately $43.0 million outstanding under its secured revolving credit facility, which amount was used to repay a bridge loan from Boston Chicken incurred in connection with the development and acquisition of stores and for general corporate purposes. See "Relationship with Boston Chicken--Loan Agreement." Borrowings under the secured revolving credit facility bear interest at either the lender's base rate (currently 8.25% per annum) plus 1.0% or, at the Company's option, the rate offered in the interbank Eurodollar market for one-, two- or three-month dollar deposits offered by the lender plus 3.0%. As of July 30, 1996, the entire amount outstanding under the secured revolving credit facility bore interest at the lender's base rate plus 1.0%. Any borrowings outstanding under the Company's secured revolving credit facility are payable on April 30, 1998.

  As of July 30, 1996, the Company had approximately $20.0 million outstanding under its non-convertible loan facility from Boston Chicken, which amount was incurred in connection with the development of stores and for general corporate purposes. Borrowings under the non-convertible loan facility from Boston Chicken bear interest at the reference rate of Bank of America Illinois (currently 8.25% per annum) plus 1.0%. Any borrowings outstanding under the Company's non-convertible loan facility from Boston Chicken are payable on June 15, 2003.

  Pending use of the net proceeds as set forth above, they will be invested in short-term interest-bearing instruments. To the extent that the net proceeds, the secured revolving credit facility, the non-convertible loan facility from Boston Chicken and funds from operations are insufficient to finance the Company's expansion plans, the Company intends to seek additional funds for this purpose from future public or private offerings of debt or equity securities, although there can be no assurance that the Company will be able to raise such funds on satisfactory terms when needed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has not paid dividends on its Common Stock and the board of directors intends to continue a policy of retaining earnings to finance its growth and for general corporate purposes. In addition, the Company's secured revolving credit facility contains a prohibition on payment of any cash dividends, and the Company does not anticipate paying any such dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at April 21, 1996 and as adjusted to give effect to (i) the issuance on June 17, 1996 of 15,307,421 shares of Common Stock upon the Loan Conversion, (ii) the issuance of 488,282 shares of Common Stock upon the Preferred Conversion and
(iii) the termination of the Company's repurchase obligation with respect to the Repurchase Shares (collectively, the "Transactions"), and as further adjusted to give effect to the Offerings at an assumed initial public offering price of $16.00 per share (being the mid-point of the proposed initial public offering price range) and the application of the net proceeds therefrom. See "Relationship with Boston Chicken--Loan Agreement," "Description of Capital Stock" and Note 12 of Notes to the Company's Audited Consolidated Financial Statements included elsewhere herein. This table should be read in conjunction with the Company's Audited Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                 AS FURTHER
                                ACTUAL AT    AS ADJUSTED FOR      ADJUSTED
                              APRIL 21, 1996 THE TRANSACTIONS FOR THE OFFERINGS
                              -------------- ---------------- -----------------
                                      (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt..............  $       --      $       --         $    --
                               ===========     ===========        ========
Revolving credit facility
 (1).........................  $    38,497     $    38,497        $    --
Convertible loan from Boston
 Chicken.....................      120,000             --              --
Repurchase shares............       11,852             --              --
Preferred stock, par value
 $.01 per share, 20,000,000
 shares authorized; 6,250
 shares of Series A Preferred
 Stock issued and
 outstanding; no shares
 issued and outstanding as
 adjusted....................        7,813             --              --
                               -----------     -----------        --------
  Total long-term debt.......      178,162          38,497             --
Stockholders' equity
 (deficit):
  Preferred stock, 20,000,000
   shares authorized; no
   shares issued and
   outstanding...............          --              --              --
  Common Stock, par value
   $.01 per share,
   200,000,000 shares
   authorized; 5,353,128
   shares issued and
   outstanding; 22,870,081
   shares issued and
   outstanding as adjusted
   for the Transactions;
   27,995,081 shares issued
   and outstanding as further
   adjusted for the
   Offerings.................           54             229             280
  Additional paid-in capital.       34,946         174,436         249,805
  Deficit....................      (47,033)        (47,033)        (47,033)
                               -----------     -----------        --------
    Total stockholders'
     equity (deficit)........      (12,033)        127,632         203,052
                               -----------     -----------        --------
    Total capitalization.....  $   166,129     $   166,129        $203,052
                               ===========     ===========        ========

- --------
(1) The balance outstanding as of April 21, 1996 represents the amount drawn under the Company's bridge loan from Boston Chicken. In May 1996, the Company repaid such indebtedness with proceeds from its secured revolving credit facility.

                                   DILUTION

  The net tangible deficit of the Company at April 21, 1996 was approximately $108.7 million or $20.30 per share. Net tangible book value (deficit) per share represents the amount of total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding.

  Net tangible book value dilution per share represents the difference between the amount paid by purchasers of shares of Common Stock in the Offerings and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offerings. After giving effect to the Transactions and the Offerings at an assumed initial public offering price of $16.00 per share (being the mid-point of the proposed initial public offering price range), and after deducting estimated underwriting discount and offering expenses, the pro forma net tangible book value of the Company at April 21, 1996 would have been approximately $106.4 million, or $3.80 per share. This represents an immediate increase in such net tangible book value of $24.10 per share to stockholders as of April 21, 1996 and an immediate dilution of $12.20 per share to investors purchasing shares in the Initial Public Offering, as illustrated in the following table:

      Assumed initial public offering price per share..........          $16.00
        Net tangible deficit per share before the Offerings.... $(20.30)
        Increase in net tangible book value per share
         attributable to the Transactions......................   21.66
        Additional increase in net tangible book value per
         share attributable to investors in the Offerings......    2.44
                                                                -------
      Pro forma net tangible book value per share after the
       Offerings...............................................            3.80
                                                                         ------
      Net tangible book value dilution per share to investors
       in the Initial Public Offering..........................          $12.20
                                                                         ======

  The following table summarizes on a pro forma basis at April 21, 1996 the differences between existing stockholders, investors in the Concurrent Offerings and investors in the Initial Public Offering with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average consideration paid per share:

                               SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                              ------------------ --------------------   PRICE
                                NUMBER   PERCENT    AMOUNT    PERCENT PER SHARE
                              ---------- ------- ------------ ------- ---------
Existing stockholders(1)..... 22,870,081   81.7% $174,665,000   68.8%  $ 7.64
Investors in the Concurrent
 Private Placement...........  2,000,000    7.1    29,760,000   11.7    14.88
Investors in the Concurrent
 Public Offering.............    425,000    1.5     6,324,000    2.5    14.88
Investors in the Initial
 Public Offering.............  2,700,000    9.7    43,200,000   17.0    16.00
                              ----------  -----  ------------  -----
  Total ..................... 27,995,081  100.0% $253,949,000  100.0%  $ 9.07
                              ==========  =====  ============  =====

- --------

(1) Includes 15,307,421 shares of Common Stock issued upon the Loan Conversion and 488,282 shares of Common Stock issuable upon the Preferred Conversion based on an assumed initial public offering price of $16.00 per share (being the mid-point of the proposed initial public offering price range). See "Relationship with Boston Chicken" and "Description of Capital Stock." Excludes 5,030,591 shares of Common Stock subject to issuance upon exercise of outstanding stock options (vested and unvested) and warrants.

  The Average Price Per Share for investors in the Concurrent Offerings is less than the Average Price Per Share for investors in the Initial Public Offering because no underwriting discount will be paid on account of shares sold in the Concurrent Offerings. The net proceeds per share to the Company, however, will be identical for all shares sold in each of the Offerings.

    SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND STORE DATA
          (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF STORES)

                           EINSTEIN/NOAH BAGEL CORP.

  The following table sets forth selected historical and pro forma consolidated financial and store data for the Company. These data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the historical and pro forma consolidated financial statements and related notes thereto of the Company. The historical financial statements of the Company for the period from March 24, 1995 (inception) through December 31, 1995 have been audited by Arthur Andersen LLP, independent accountants, whose report thereon appears elsewhere herein. The financial data for the quarter (16 weeks) ended April 21, 1996 is unaudited, but in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's consolidated financial position and results of operations. Interim results are not necessarily indicative of results for subsequent periods or the full year.

                              PERIOD FROM        PERIOD FROM
                            MARCH 24, 1995      DECEMBER 26,      QUARTER (16 WEEKS)
                          (INCEPTION) THROUGH   1994 THROUGH            ENDED
                           DECEMBER 31, 1995  DECEMBER 31, 1995   APRIL 21, 1996(1)
                          ------------------- ----------------- -----------------------
                                ACTUAL          PRO FORMA(2)    ACTUAL    PRO FORMA(3)
                          ------------------- ----------------- -------  --------------
                                                 (UNAUDITED)         (UNAUDITED)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Revenue:
  Company-operated
   stores...............       $ 25,685           $ 69,650      $18,397     $21,701
  Royalties and
   franchise related
   fees.................            738                738        3,982       3,982
                               --------           --------      -------     -------
   Total revenue........         26,423             70,388       22,379      25,683
Cost of products sold...          8,239             25,085        5,490       6,608
Salaries and
 benefits(4)............         13,531             29,547        9,128      11,489
General and
 administrative
 expenses...............         21,230             35,550        9,031      10,039
Write-off of intangible
 assets(5)..............         26,575             26,575          --          --
                               --------           --------      -------     -------
Loss from operations....        (43,152)           (46,369)      (1,270)     (2,453)
Other income (expenses),
 net....................           (564)            (8,433)      (2,047)         25
                               --------           --------      -------     -------
Net income (loss).......       $(43,716)          $(54,802)     $(3,317)    $(2,428)
                               ========           ========      =======     =======
  Net income (loss) per
   common and equivalent
   share(6).............       $  (4.56)          $  (2.20)     $ (0.36)    $ (0.10)
                               ========           ========      =======     =======
  Weighted average
   number of common and
   equivalent shares
   outstanding during
   the period...........          9,613             24,940        9,633      24,940
                               ========           ========      =======     =======
STORE DATA (UNAUDITED):
Systemwide revenue(7)...       $ 26,986           $ 71,263      $29,764     $33,088
                               ========           ========      =======     =======
Number of stores in
 operation at period
 end:
  Company-operated......             47                 84           61          61
  Area developers.......             13                 13           77          77
                               --------           --------      -------     -------
   Total................             60                 97          138         138
                               ========           ========      =======     =======
                                                                  APRIL 21, 1996(1)
                                                                -----------------------
                           DECEMBER 31, 1995                    ACTUAL   AS ADJUSTED(8)
                          -------------------                   -------  --------------
CONSOLIDATED BALANCE
 SHEET DATA:
Working capital.........       $     41                         $   643     $37,566
Notes receivable........          7,267                          38,298      38,298
Total assets............         50,299                         184,514     221,437
Long-term debt(9).......         58,875                         178,162         --
Stockholders' equity
 (deficit)..............        (20,994)                        (12,033)    203,052

- -------
(1) The Company's fiscal year is the 52/53-week period ending on the last Sunday in December and normally consists of 13 four-week periods. The first quarter consists of four periods, and each of the remaining three quarters consists of three periods, with the first, second and third quarters ending 16 weeks, 28 weeks and 40 weeks, respectively, into the fiscal year.

(2) Giving pro forma effect to the acquisition of Brackman, Bagel & Bagel, Offerdahl's, Baltimore Bagel and Noah's and the Loan Conversion as of December 26, 1994 (deemed to be the beginning of the Company's 1995 fiscal year). See the Company's Unaudited Pro Forma Consolidated Financial Statements and Notes thereto contained elsewhere herein.
(3) Giving pro forma effect to the acquisition of Noah's and the Loan Conversion as of the beginning of the Company's 1996 fiscal year. See the Company's Unaudited Pro Forma Consolidated Financial Statements and Notes thereto contained elsewhere herein.
(4) Includes for the pro forma quarter (16 weeks) ended April 21, 1996 approximately $954,000 of stock option expense attributable to the acceleration of the vesting of compensatory stock options issued by Noah's for such period. The vesting acceleration occurred immediately prior to the acquisition of Noah's by the Company. See Note 5 of Notes to the Company's Unaudited Pro Forma Consolidated Financial Statements included elsewhere herein.
(5) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--March 24, 1995 (inception) to December 31, 1995-- Results of Operations" and Note 13 of Notes to the Company's Audited Consolidated Financial Statements included elsewhere herein.

(6) As of April 21, 1996, the Company had approximately $38.5 million of debt outstanding; the net proceeds of the Offerings will be used to repay such indebtedness. For the quarter (16 weeks) ended April 21, 1996, assuming such debt had been repaid utilizing the proceeds from the sale of 2,587,164 shares of Common Stock ($14.88 per share) and giving effect to the Loan Conversion as of the beginning of the fiscal year, the net loss per common and equivalent share would have been $0.00. For the period from March 24, 1995 (inception) through December 31, 1995, giving effect to the Loan Conversion as of the beginning of the period, the net loss per common and equivalent share would have been $1.70.
(7) Includes gross revenue for all stores operated by the Company and its area developers. Gross revenue excludes sales taxes.
(8) Adjusted to give effect to the Offerings at an assumed initial public offering price of $16.00 per share (being the mid-point of the proposed initial public offering price range) and the application of the net proceeds therefrom and to give effect to the Transactions. See "Capitalization."
(9) Includes at December 31, 1995, $11,062,000 attributable to the Repurchase Shares and $7,813,000 attributable to the Preferred Shares. Includes at April 21, 1996, $11,852,000 attributable to the Repurchase Shares and $7,813,000 attributable to the Preferred Shares. See Note 12 of Notes to the Company's Audited Consolidated Financial Statements included elsewhere herein.

                             PREDECESSOR COMPANIES

  The summary historical combined financial data shown below represent the financial data of the Company's predecessors: Brackman, Bagel & Bagel and Offerdahl's. The financial data for the year ended December 31, 1995 include the results of operations of the predecessors through their respective dates of acquisition which were March 24, 1995 for Brackman and Bagel & Bagel and March 31, 1995 for Offerdahl's. The financial information is presented on the historic cost basis of each of the predecessors. The net income (loss) per common and equivalent share and the weighted average number of common and equivalent shares outstanding during the period have not been presented for these periods because the Company believes this information is not meaningful. Subsequent to the acquisition of these predecessors, the Company sold substantially all of their assets. See Note 13 of Notes to the Company's Audited Consolidated Financial Statements included elsewhere herein. Accordingly, the Company does not believe that such operating results are meaningful or are indicative of future operating results of the Company.

                                             YEAR ENDED                        PERIOD FROM
                         --------------------------------------------------- JANUARY 1, 1995
                         DECEMBER 31, DECEMBER 31, DECEMBER 31, DECEMBER 31,     THROUGH
                             1991         1992         1993         1994     MARCH 31, 1995
                         ------------ ------------ ------------ ------------ ---------------
COMBINED STATEMENTS OF
 OPERATIONS DATA:
Total revenue...........    $4,134       $7,880      $12,048      $19,158        $5,882
Income from operations..       400          565          449        1,452            39
Net income (loss).......       351          501          389          696          (158)
COMBINED BALANCE SHEET
 DATA:
Total assets............    $1,708       $2,580      $ 4,770      $ 9,511
Long-term debt..........       532          591        1,011        2,822

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company commenced operations in March 1995 through the acquisition of three regional bagel retailers, with subsequent acquisitions in August 1995 and February 1996. The Company sold certain acquired stores in 1995 and 1996 to area developers financed in part by the Company. To date, the predominant source of the Company's revenue has been derived from sales at Company-operated stores. However, because the Company has sold, and intends to continue to sell, substantially all of the Company-operated stores to its area developers and also intends to continue to expand its business primarily through such area developers, the Company anticipates that its future revenue will be increasingly derived from royalties, franchise-related fees and interest income. Consequently, comparisons of operating results to date may not be meaningful.

  The Company currently estimates that there will be between 275 and 300 stores in operation systemwide by the end of 1996. This rapid expansion significantly affects the comparability of results of operations from period to period in a number of ways. Store revenue is not as high in the first periods following opening as it is in later periods and revenue for any new store is also highly dependent on the proximity of other stores and competitors, the size of the store and its visibility. Further, the cost of products sold is generally higher as a percentage of revenue for newly opened stores than for more mature stores because of inefficiencies caused by less experienced employees and a lack of store-specific operating history from which to predict daily food production needs. Moreover, in order to support its expansion program, the Company is continuing to develop its corporate support center, and accordingly, certain related expenditures will be higher as a percentage of revenue in earlier periods than in later comparable periods. In addition, the Company's rapid expansion significantly affects its liquidity and capital requirements.

  The Company's success is highly dependent on its continued relationship with Boston Chicken. After consummation of the Offerings, Boston Chicken will beneficially own approximately 60.4% of the outstanding shares of Common Stock of the Company (or 59.3% if the Underwriters' over-allotment option is exercised in full). In addition, in connection with the Concurrent Private Placement, the Company intends to grant to Boston Chicken an option that would permit it to maintain ownership of shares of Common Stock having up to 52% of the voting power of all of the outstanding shares of capital stock of the Company having the power generally to vote in the election of directors. The Company and Boston Chicken are parties to various agreements, pursuant to which Boston Chicken has agreed to provide to the Company certain accounting and administration and computer and communications services. In addition, Boston Chicken has agreed to make available to the Company a non-convertible loan facility of up to $50.0 million, approximately $20.0 million of which was outstanding as of July 30, 1996. See "Relationship with Boston Chicken."

MARCH 24, 1995 (INCEPTION) TO DECEMBER 31, 1995

 Results of Operations

  Revenue. Total revenue for the period ended December 31, 1995 was $26.4 million, consisting of $25.7 million from sales at Company-operated stores and $0.7 million from royalties and franchise-related fees. At December 31, 1995, the Company had 47 Company-operated stores compared to 13 stores owned by area developers.

  Costs and Expenses. Cost of products sold (which consists of food and paper costs at stores and commissary expenses) were $8.2 million for the period ended December 31, 1995. Salaries and benefits (which includes salaries and benefits for both store employees and support center employees) were $13.5 million and general and administrative expenses (which includes both store expenses and support center expenses) were $21.2 million for the period ended December 31, 1995. Such expenses resulted from the operations of Company-operated stores and the development and operation of the Company's support center.

  In addition, after the acquisition of the Founding Companies, the Company launched a development project, pursuant to which management analyzed (i) the Founding Companies' stores, including brand positionings, product offerings, operational service systems and atmosphere, (ii) the competitive environment and (iii) the preferences of consumers across the United States. The project resulted in the development of the Einstein Bros. Bagels brand and store. In connection with, and as a result of, the development of the Einstein Bros. Bagels brand and store, management determined to discontinue the use of the identifiable intangible assets acquired in the acquisitions of the Founding Companies, including trademarks and recipes. Consequently, during the period ended December 31, 1995, the Company wrote-off $26.6 million of such assets. The write-off resulted from the discontinuation of the use of these assets and management's evaluation of the lack of recoverability of the costs thereof. Goodwill of $14.0 million resulting from these acquisitions continues to be amortized over its estimated useful life of 35 years. The Company will continue to evaluate whether events and circumstances occur which may warrant revising the estimated useful life or writing down all or part of the balance. See Note 2 of Notes to the Company's Audited Consolidated Financial Statements included elsewhere herein.

  Other Expense. The Company incurred other expense of $0.6 million for the period ended December 31, 1995, consisting principally of interest expense of $1.3 million on the Company's loan agreement with Boston Chicken, offset by other income of $0.7 million resulting from gains recognized on the sale of marketable equity securities.

QUARTER ENDED APRIL 21, 1996 COMPARED TO THE PERIOD BEGINNING MARCH 24, 1995 (INCEPTION) AND ENDED APRIL 16, 1995

 Results of Operations

  Revenue. Total revenue increased $21.0 million to $22.4 million for the quarter ended April 21, 1996 from $1.4 million for the period ended April 16, 1995. Revenue from Company-operated stores increased $17.0 million to $18.4 million for the quarter ended April 21, 1996 from $1.4 million for the period ended April 16, 1995. The increase in revenue from Company-operated stores was due to the short operating period in the first quarter of the Company's first fiscal year of operations resulting in a combination of a higher average number of Company-operated stores open and a higher number of operating weeks in the current reporting period. There were 61 Company-operated stores at April 21, 1996 compared to 24 stores at April 16, 1995.

  Royalty and franchise-related fees were $4.0 million for the quarter ended April 21, 1996. There were no such fees in the comparable period last year. There were 77 stores operated by area developers as of April 21, 1996.

  Cost of Products Sold. Cost of products sold increased $5.1 million to $5.5 million for the quarter ended April 21, 1996, compared with $0.4 million for the comparable period last year. The increase was due to the short operating period in the first quarter of the Company's first fiscal year of operations resulting in a combination of a higher average number of Company-operated stores open and a higher number of operating weeks in the current reporting period.

  Salaries and Benefits. Salaries and benefits increased $8.5 million to $9.1 million for the quarter ended April 21, 1996, compared with $0.6 million for the comparable period last year. The increase was due to the short operating period in the first quarter of the Company's first fiscal year of operations resulting in an increase in the number of employees at Company-operated stores due to a higher average number of stores open during the current period, an increase in the number of employees at the Company's support center necessary to support systemwide expansion, and a higher number of operating weeks in the current reporting period.

  General and Administrative. General and administrative expenses increased $8.5 million to $9.0 million for the quarter ended April 21, 1996, compared with $0.5 million for the comparable period last year. The increase was due to the short operating period in the first quarter of the Company's first fiscal year of operations resulting in an increase in the number of Company-operated stores due to a higher average number of stores open during the current period, an increase in expenses at the Company's support center necessary to support systemwide expansion, and a higher number of operating weeks in the current reporting period.

  Included in general and administrative expenses for the quarter ended April 21, 1996 are depreciation and amortization charges of $1.9 million, including amortization on $97.6 million of goodwill and intangible assets.

These assets are being amortized over their estimated useful lives ranging from 10 to 35 years. The Company will continue to evaluate whether events and circumstances occur which may warrant revising the estimated useful lives or writing down all or part of the balance.

  Other Expense. The Company incurred other expense of $2.2 million for the quarter ended April 21, 1996 compared to other expense of $0.1 million for the comparable period last year. The increase reflects higher interest expense attributable to the borrowings under the Company's loan agreement and bridge loan with Boston Chicken, offset by gains recognized on the sale of marketable equity securities.

LIQUIDITY AND CAPITAL RESOURCES

 Liquidity

  The Company's primary capital requirements relate to the development of stores, principally in the form of partial financing for its area developers. The remainder of the Company's capital requirements relate primarily to investments in, and operation of, its corporate support center necessary to support the increase in the number of stores in operation systemwide. For the period ended December 31, 1995 and the quarter ended April 21, 1996, the Company expended approximately $22.4 million and $48.5 million, respectively, relating to store development and expended approximately $2.4 million and $0.1 million, respectively, on its corporate support center. In addition, in February 1996, the Company acquired all of the outstanding capital stock of Noah's for $100.9 million in cash.

  The Company has entered into convertible secured loan agreements with its area developers whereby the area developer may draw on a revolving line of credit, with certain limitations, in order to provide partial funding for store development and working capital. As of December 31, 1995 and April 21, 1996, the Company had made secured loan commitments aggregating approximately $16.0 million and $89.5 million, respectively, of which approximately $3.5 million and $32.6 million, respectively, had been advanced. These area developers had contributed capital aggregating $4.0 million at December 31, 1995. The contributed capital at April 21, 1996 was $24.0 million, consisting of $22.4 million in cash and $1.6 million in promissory notes. The Company anticipates fully funding its commitments pursuant to its loan agreements with these area developers, increasing such loan commitments and entering into additional loan commitments with other area developers. The Company anticipates its current and future area developers will incur substantial net losses during their expansion stage, which is anticipated to result in negative net worth for its area developers. The Company believes that such losses will be recovered as expansion moderates and development costs correspondingly diminish, store investment costs decrease, operational efficiencies increase as a result of overall system maturity and operational experience, advertising efficiencies commence and average weekly store revenue increases. However, there can be no assurance that such events will occur or that such losses will be recovered. The failure of an area developer to achieve a sufficient level of profitability subsequent to completion of its expansion phase could have a material adverse impact on the Company's financial position and results of operations.

   In connection with entering into new area development agreements, the Company has sold, and intends to continue to sell, Company-operated stores located in areas covered by such area development agreements to the respective area developer. In 1995, the Company sold 13 Company-operated stores to BCE West Bagels, L.L.C., one of its area developers, and during the quarter ended April 21, 1996, the Company sold an aggregate of 46 Company-operated stores and related assets to Finest Bagels, L.L.C., Gulfstream Bagels, L.P. (formerly Einstein Bros. America, L.P.) and Mayfair Bagels, L.L.C., each of which is an area developer of the Company. The aggregate proceeds from the sale of these stores and related assets were approximately $5.5 million in 1995 and $25.1 million in the quarter ended April 21, 1996. There were no material gains or losses recognized as a result of these sales.

 Capital Resources

  For the period ended December 31, 1995, the Company's primary sources of capital included $20.8 million from the sale of shares of Common Stock and $40.0 million from borrowings under its loan agreement with Boston Chicken. For the quarter ended April 21, 1996, the Company generated approximately $13.0 million from the sale of shares of Common Stock, $80.0 million from borrowings under its loan agreement with Boston

Chicken and $38.5 million from borrowings under its bridge loan from Boston Chicken. The aggregate amount available under the loan agreement with Boston Chicken was increased from $80.0 million to $120.0 million in February 1996. In March 1996, the bridge loan from Boston Chicken was increased from $25.0 million to $40.0 million. In May 1996, Boston Chicken and the Company amended the loan agreement to add a $14.0 million non-convertible loan facility and in July 1996, Boston Chicken and the Company increased the amount available under the non-convertible loan facility to $50.0 million. See "Relationship with Boston Chicken--Loan Agreement."

  In May 1996, the Company and Bank of America Illinois, as agent for the lenders, entered into a $45.0 million secured revolving credit facility. Loans made under the secured revolving credit facility bear interest at the lender's base rate plus 1.0% or, at the Company's option, the rate offered in the interbank Eurodollar market for one-, two- or three-month dollar deposits offered by the lender plus 3.0%. As of July 30, 1996, the Company had approximately $43.0 million outstanding under the secured revolving credit facility, the proceeds of which were primarily utilized to repay its bridge loan from Boston Chicken and for store development. The borrowings under the secured revolving credit facility are due in April 1998. In connection with the consummation of the secured revolving credit facility, Boston Chicken agreed to subordinate its loan to the Company to the loan under the secured revolving credit facility and to release its security interest in the assets of the Company. The secured revolving credit facility contains certain financial covenants and restrictions on other borrowings, and prohibits the payment of cash dividends on the Common Stock. See Note 7 to the Company's Unaudited Financial Statements for the Quarter ended April 21, 1996 included elsewhere herein.

  On June 17, 1996, the Company's $120.0 million convertible loan facility from Boston Chicken was converted into 15,307,421 shares of Common Stock.

  At July 30, 1996, the Company had approximately $30.0 million available under its non-convertible loan facility with Boston Chicken.

  The Company anticipates it will have a continuing need for additional financing to continue systemwide expansion. The Company expects that, based upon its and its area developers' current development schedules, cash requirements through fiscal 1996 will be satisfied from amounts available under its secured revolving credit facility and under its non-convertible loan facility with Boston Chicken and the net proceeds from the Offerings remaining after repayment of debt. However, the timing of the Company's capital requirements will be affected by the number of Company-operated and area developer stores opened, operational results of the stores and the amount and timing of borrowings under the loan agreements between the Company and its existing and future area developers. As the Company's capital requirements increase, the Company will seek additional funds from public or private offerings of debt or equity securities. There can be no assurance that the Company will be able to raise such capital on satisfactory terms when needed.

                                   BUSINESS

GENERAL

  The Company operates and franchises specialty retail stores that feature fresh-baked bagels, cream cheeses, coffee and other related products, primarily under the Einstein Bros. Bagels and Noah's New York Bagels brand names. As of July 30, 1996, there were 199 stores in operation systemwide, of which 17 were Company-operated and 182 were operated by area developers financed in part by the Company. Such financing generally permits the Company in certain circumstances to convert its loan into a majority equity interest in the area developer. As of July 30, 1996, the Company had entered into area development agreements that provide for the development of 997 additional stores, the majority of which are scheduled to open over the next three years. The Company estimates that there will be between 275 and 300 stores in operation systemwide by the end of 1996.

BUSINESS STRATEGY

  The Company's principal business objective is to become the leading specialty retailer of fresh-baked bagels and related products in the United States and to ultimately support and extend its consumer brands through alternate distribution channels, such as wholesale and contract food service. The Company believes that there is an opportunity to develop a significant multi-unit specialty retail business based on fresh-baked bagels because of the growth in per capita consumption of bagels and the fragmented state of the current retail bagel market. Key elements of the Company's strategy include:

  Distinctive Consumer Brands. The Company believes that its Einstein Bros. Bagels and Noah's New York Bagels brands are distinct within the retail bagel market and have their own respective competitive advantages in key areas, including store design and atmosphere, products and customer and community service. The Company intends to build initial brand awareness by developing stores that foster customer loyalty and are an integral part of the local community. Marketing methods, including the use of broadcast media, will be used to further enhance brand awareness and facilitate extension of the brands into new geographic areas and ultimately into alternate distribution channels.

  Local Market Focus. The Company believes that a concentrated, rapid development of stores into select markets is the best strategy for establishing a competitive position as the preferred provider of fresh-baked bagels. By focusing on select markets, the Company and its area developers intend to leverage marketing, development and operations resources and accelerate attainment of the critical mass necessary to achieve media spending efficiency.

  Area Developer Organization. The Company's strategy of concentrated development in local markets is supported by area developers financed in part by the Company. The Company believes that having a relatively small group of area developers, each led by a management group with substantial multi-unit retail food service experience and short- and long-term incentives tied to performance, is a superior means to achieve market leadership than either direct Company ownership of all stores or more traditional franchising approaches which utilize a larger number of franchisees. As a result of providing convertible financing to its area developers, the Company generally will have, after a moratorium period (typically two years) and after the area developer has completed not less than 80% of its area development commitment (or in the event of certain defaults), the right to acquire a majority equity interest in such area developers. See "--Expansion Strategy" and "--Area Developer Financing."

  Relationship with Boston Chicken. The Company's formation and growth have been significantly advanced by its relationship with Boston Chicken. Boston Chicken has provided (i) significant capital financing, (ii) multi-unit retail infrastructure and systems, including accounting and administration, real estate and computer and communications services and systems, pursuant to fee service agreements, and (iii) assistance in recruiting experienced area developer candidates. The Company believes that the multi-unit retail infrastructure and services provided to date and in the future by Boston Chicken allow the Company to focus its energy and resources on brand and store development. See "Relationship with Boston Chicken." In addition, the Company is implementing certain key business strategies that it believes have been important to Boston Chicken's development of the Boston Market(R) brand.

  Production Efficiencies. The Company believes that its use of proprietary frozen bagel dough products for both the Einstein Bros. Bagels and Noah's New York Bagels brands provides significant operational and developmental advantages. Products for both brands have been developed so that they can be produced in large, centrally located plants and efficiently packaged and shipped to stores, where they are baked fresh. The Company believes that its centralized production allows for a more consistent, superior bagel product and permits more rapid development, production and deployment of a variety of new products into stores systemwide. Similarly, the Company believes that its long-term supply agreement with, and option to acquire, Doc's Cheese Company, L.L.C. ("Doc's"), in Logan, Utah, provides additional product quality and cost advantages. See "--Vendors." Doc's has developed a proprietary process that blends fresh, natural ingredients directly into the cream cheese as it is being produced, unlike flavored cream cheeses created by adding flavors to already processed plain cream cheese. In addition, the Doc's product has an extended refrigerated shelf life enabling the Company to gain centralized production efficiencies. While the Company currently intends to retain proprietary product recipes for each of the Einstein Bros. Bagels and Noah's New York Bagels brands' bagel and cream cheese products, the Company believes that the use of common production facilities for the two brands could offer certain additional manufacturing and distribution efficiencies.

  Community Involvement. The Company believes that a key component in developing both the Einstein Bros. Bagels and Noah's New York Bagels brands is a strong local and community-based effort that encourages a close relationship between each store and its community. The Company and its area developers utilize community involvement as a means of providing charitable service, as well as building brand awareness and loyalty. Stores are typically designed to complement their respective communities by adapting to the surrounding neighborhood and architecture, incorporating local motifs and themes.

EXPANSION STRATEGY

  Geographic and Brand Focus. The Company's current expansion strategy for Einstein Bros. Bagels and Noah's New York Bagels is based on geographic segregation of the brands. Noah's New York Bagels is the leading West Coast bagel retailer, and the Company currently intends to continue expansion of this brand primarily on the West Coast. The Company and its area developers have moved aggressively to penetrate targeted designated market areas ("DMAs") throughout the rest of the United States with the Einstein Bros. Bagels brand, and the Company currently intends to continue the expansion of this brand primarily outside of the West Coast. However, the Company intends to test the development and operation of both brands within the same trade area, and the Company has granted rights for the development of both brands to separate area developers for the Las Vegas DMA. The Company estimates that there will be between 275 and 300 stores in operation systemwide by the end of 1996.

  As of July 30, 1996, in addition to 163 Einstein Bros. Bagels and Noah's New York Bagels stores, the Company and its area developers were operating 36 bagel stores under the Bagel & Bagel, Offerdahl's Bagel Gourmet and Baltimore Bagel brands. As part of the Company's expansion strategy, it and its area developers intend to convert all such stores to either Einstein Bros. Bagels stores or Noah's New York Bagels stores over the next 12 to 18 months. The Company and its area developer for the Salt Lake City market completed conversion of nine Brackman Bros. stores to Einstein Bros. Bagels stores in March 1996.

  Area Developer Organizations. The Company's strategy of concentrated development of local markets is supported by area developers financed in part by the Company. The Company currently expects that by the end of 1996 all stores within the system, including Noah's New York Bagels stores, will be owned and operated by area developers. The Company believes that having a relatively small group of area developers, each led by a management group with substantial multi-unit retail food service experience and short- and long-term incentives tied to performance, is a superior means to achieve market leadership than either direct Company ownership of all stores or more traditional franchising approaches which utilize a larger number of franchisees. As a result of providing convertible financing to its area developers, the Company generally will have, after a moratorium period (typically two years) and after the area developer has completed not less than 80% of its area development commitment (or in the event of certain defaults), the right to acquire a majority equity interest in such area developers. See "--Area Developer Financing."

  As of July 30, 1996, the Company had entered into area development agreements with ten entities for the development and operation of an aggregate of 875 Einstein Bros. Bagels stores and an aggregate of 304 Noah's New York Bagels stores over the next six years (as summarized below). One hundred and four of such Einstein Bros. Bagels stores and 57 of such Noah's New York Bagels stores were open as of July 30, 1996 and a majority of the additional stores committed are scheduled to open over the next three years. The Company expects to enter into similar agreements with at least one additional entity during 1996 for the development of Einstein Bros. Bagels or Noah's New York Bagels stores. The Company and its area developers currently operate stores in 29 territories, and expect to have stores in all of the territories currently covered by area developer agreements by the end of 1996.

                                                              CURRENT  ADDITIONAL
                                                              STORES     STORES
AREA DEVELOPER             PRIMARY DEVELOPMENT TERRITORIES    OPEN(1)  COMMITTED
- --------------             -------------------------------    -------  ----------
Einstein Bros. Bagels:
 BCE West Bagels,        Denver, Salt Lake City, Phoenix,
  L.L.C................. Tucson,
                         Albuquerque, Las Vegas, Colorado
                         Springs                                 34        77
 Colonial Bagels, L.P... Boston, Cleveland, Pittsburgh,
                         Providence/New Bedford, Springfield,
                         MA                                       3       119
 Finest Bagels, L.L.C... Kansas City, St. Louis, Minneapolis     20        48
 Great Lakes Bagels,     Milwaukee, Chicago, Detroit, Madison
  L.L.C.................                                         27       148
 Gulfstream Bagels,      Miami, Fort Lauderdale, West Palm
  L.P................... Beach,
                         Orlando, Tampa                          28        67
 Liberty Foods, L.L.C... New York City metropolitan area          7       143
 Mayfair Bagels, L.L.C.. Washington, D.C., Baltimore              4        65
 Philly Rose, L.P....... Philadelphia                             2        83
Noah's New York Bagels:
 Noah's Bay Area Bagels, Sacramento, San Francisco/Oakland/
  L.L.C. ............... San Jose                                32        63
 Noah's Pacific, L.L.C.. Los Angeles, Portland,
                         Seattle/Tacoma                          25       184
                                                                ---       ---
  Total.................                                        182(2)    997
                                                                ===       ===

- --------
(1) Includes 11 stores operated under the Bagel & Bagel brand, and 10 stores operated under the Offerdahl's Bagel Gourmet brand.

(2) In addition, at July 30, 1996, the Company operated 17 stores, two of which were operated under the Einstein Bros. Bagels brand and 15 of which were operated under the Baltimore Bagel brand.

  The Company believes that rapid penetration of selected DMAs is superior to more limited penetration of many DMAs for several reasons. Concentrations of stores allow both area developers and Company personnel to gain greater expertise concerning the trade areas within the DMA, thus improving their ability to locate and approve sites on a more informed and efficient basis as part of a market-wide strategy. In addition, store concentrations can permit more efficient operations, in terms of multi-unit management, convenient employee training, and sharing of employees, expertise and other resources within a DMA. Concentrated DMA penetration also permits cost-efficient media advertising to commence sooner than would be the case with a more scattered nationwide expansion. The Company believes that media advertising increases aggregate store revenue (which, in turn, can promote certain in-store operating efficiencies) and is valuable in assisting the Company's area developers to secure real estate for future sites on acceptable terms and assists in the efficient recruiting of both management and hourly employees.

  Site Selection. The Company has an extensive site selection process, commencing with an overall market plan for each DMA that is compiled by the Company and the relevant area developer. This market plan divides the DMA into trade areas based on an aerial review, an extensive vehicle tour and demographic analysis, and takes into account traffic counts, patterns and drive times, natural and other boundaries and day-time populations. Once the market plan is established, local real estate managers of the Company or area developer and local real estate brokers focus on the most desirable sites in each trade area, taking into account such factors as visibility, ready accessibility (particularly for morning drive-time traffic), parking, signage and adaptability of any current structure, and determine the availability of the site and the costs relating thereto. A thorough analysis of each site, including the foregoing types of information, photographs of the site and neighboring area, and a proposed layout and site elevations, as well as other materials, must be submitted to the Company for approval. Company personnel visit each site in connection with the site approval process. In addition, leases must contain certain terms and provisions and be approved by the Company. The Company emphasizes neighborhood locations, including end-cap and in-line locations with easy morning-time access from high traffic roads.

  The Company estimates that the initial investment for a Company-operated or franchised Einstein Bros. Bagels or Noah's New York Bagels store currently ranges from approximately $269,000 to $592,000. This estimate includes development and franchise fees (where applicable), professional fees, deposits, leasehold improvements, furniture, fixtures, equipment, opening inventory and supplies, architectural and engineering fees, permit and impact fees, grand opening expenses, computer and software expenses and initial working capital. This estimate does not include any additional costs which may be associated with the purchase of the site or underlying real estate. The actual cost depends on, among other factors, the size and location of the store, the level of pre-opening expenditures and the amount of improvements, less any applicable construction allowance.

  The Company believes that its ability to achieve rapid development growth is dependent on (i) its ability to secure area development agreements with qualified area developers for specific geographic regions, (ii) its and its area developers' ability to secure suitable sites, which includes negotiating acceptable lease terms, securing required permitting, complying with other regulatory requirements and meeting construction schedules, (iii) the operational and other capabilities of the Company's area developers, (iv) the availability of capital to its area developers, (v) the ability of the Company to manage this anticipated expansion and recruit and train personnel, and (vi) the general economic and business environment. There can be no assurance that the Company or its area developers will be able to achieve their goals.

  The standard forms of area development agreement and franchise agreement, and the terms of the Company's secured convertible financing to area developers, are discussed more fully below under "--Development Agreements," "--Franchise Agreements" and "--Area Developer Financing."

THE EINSTEIN BROS. BAGELS BRAND

  The Company developed the Einstein Bros. Bagels brand primarily during the three-month period following the Company's formation and opened a test store in Ogden, Utah in June 1995. The Company continued to develop and refine the Einstein Bros. Bagels brand and concept store during the summer and early fall of 1995 based on extensive consumer and competitor research. As of July 30, 1996, the Company and its area developers had opened a total of 106 Einstein Bros. Bagels stores in 17 states.

  Products. The key component of the Einstein Bros. Bagels product strategy is the Einstein Bros. bagel, which is produced utilizing a proprietary process that allows for maximum inclusion of high quality ingredients, such as whole blueberries, raisins and nuts. Bagels are offered in a wide variety of both traditional and creative flavors, including Plain, Cinnamon Raisin Swirl, Chopped Onion, Chopped Garlic, Honey Wheat, Spinach Herb, Nutty Banana, Wild Blueberry, Dark Pumpernickel, Chocolate Chip and Vegetable. Bagels are baked fresh throughout the day in each store using a steamed-baking process that produces a moist and dense interior wrapped in a firm, shiny crust.

  The exclusive line of Einstein Bros. Bagels cream cheeses includes Wildberry Lite, Cheddar & Peppers, Veggie Lite, Smoked Salmon, Mendocino Sun-Dried Tomato and Spinach Dill Lite, in addition to traditional cream cheese flavors. Unlike flavored cream cheeses created by adding flavors to already processed plain cream cheese, Einstein Bros. Bagels cream cheeses are created by blending quality flavors and ingredients (such as fresh fruits and vegetables) directly into the cream cheese during initial production. This process is specifically designed to yield a more consistently flavored and more spreadable cream cheese than traditional grocery store products.

  The Einstein Bros. Bagels stores also offer consumers an extensive line of beverages featuring branded coffee products. In addition to several blends of premium drip coffee, customers can choose from a traditional offering of espresso-based drinks, including Lattes, Cappuccinos and Americanos, that can be augmented with gourmet syrup flavorings. High quality herbal, green and black teas complete the hot beverage offerings. Cold beverages featured by Einstein Bros. Bagels stores include Cool Cat(TM) iced cappuccino drinks, fruit teas, bottled sodas, juices and waters, and a full line of fountain sodas.

  The Einstein Bros. Bagels menu of creative soups, salads and bagel sandwiches offers customers a variety of lunch alternatives. Sandwiches include signature offerings such as the Tasty Turkey, Veg-Out and Salmon-And-The-Works, in addition to made-to-order deli sandwiches. Salads include spicy Tabouli, Caesar, Greek and a Pasta-of-the-Week, as well as distinctive chicken and tuna salads. The stores also offer a wide variety of soups that are rotated and offered on a daily basis. In addition, stores feature branded retail products that support the major menu categories, including ground and whole bean coffee, teas, bagel chips, coffee mugs and other items.

  Store Design and Atmosphere. The Einstein Bros. Bagels store is designed to combine the authentic tastes of a bagel bakery with the comfortable setting of a neighborhood meeting place. Each Einstein Bros. Bagels store blends function, style and customer comfort with simple, contemporary colors and furnishings in a relaxed social atmosphere. The look of the Einstein Bros. Bagels store incorporates stained concrete or wood floors and eggplant-, spruce- and mustard-colored analyene-dyed woods. Menu boards are black with white lettering and designed to resemble chalkboards. The seating area features cafe-style tables and wooden chairs with mismatched colors. Walls are covered with whimsical drawings and sayings that relate to the Einstein Bros. Bagels products. Other characteristic decorative items include a community events calendar board that is customized to the store's neighborhood, a bulletin board for community notices, painted Einstein Bros. Bagels logos and a chalkboard for children.

  A key component of the brand's "neighborhood feel" is its ability to blend with local architecture by utilizing existing buildings and adapting the Einstein Bros. Bagels trade dress to such locations. Einstein Bros. Bagels stores are typically in leased locations of approximately 2,200 square feet with ample parking, indoor seating for 30 to 40 customers, and, when practical, additional outdoor seating. The Company and its area developers generally seek sites located in neighborhood areas with seven-day-a-week trade.

THE NOAH'S NEW YORK BAGELS BRAND

  The Noah's New York Bagels brand was created in 1989 in Berkeley, California and has evolved into the leading specialty retailer of fresh-baked bagels on the West Coast. As of July 30, 1996, two of the Company's area developers operated 57 Noah's New York Bagels stores in the San Francisco Bay Area, Sacramento, Southern California, Portland and Seattle markets.

  Products. The Noah's New York Bagels store is an authentic kosher bagel bakery featuring 14 varieties of fresh-baked bagels, including Super Onion, New York Rye, Whole Wheat Sesame, Egg, Garlic and Everything bagels, as well as hand-made bialys and knishes. Noah's bagels are made from proprietary recipes and are baked fresh throughout the day using a steamed-baking process to create a light, moist and flavorful product.

  Noah's New York Bagels stores offer 12 flavors of Noah's Shmears(R), which are also made from proprietary recipes utilizing a process that results in a cream cheese product that is light and smooth while still having a rich taste. Regular and low fat Noah's Shmears flavors include Plain, Lox, Sun-Dried Tomato, Basil, Chive, Garlic Herb, Veggie, Walnut Raisin and Strawberry.

  The Noah's New York Bagels kosher dairy deli menu includes four varieties of lox (New York Nova, Oregon, Norwegian and Nova lox trim), and salads and specialty items, including Seven Herb Salmon, Smoked

Whitefish, Albacore Tuna and Hummus. Beverages include premium branded coffees and traditional New York deli-style beverages.

  Store Design and Atmosphere. Noah's New York Bagels stores recreate the mood and feeling of a turn-of-the-century New York bakery. Mosaic tilework incorporating the Noah's New York Bagels logo is reminiscent of the tile in many New York landmarks and subway stations. Signage, menus and literature incorporate Yiddish words and phrases, old photos and various New York memorabilia. The lighting, marble counters and tables, and cherry woodwork contribute to a feeling of old-fashioned comfort.

  Particularly on weekends, the Noah's New York Bagels stores are a community meeting place. The upbeat attitude of each Noah's New York Bagels store crew helps set the store's atmosphere. Store crew members are encouraged to deliver warm, personal service, as well as to participate in the Noah's New York Bagels commitment to the community. Noah's New York Bagels stores are typically in leased locations ranging in size from 900 to 2,500 square feet, with newer stores being approximately 1,800 square feet. Stores include approximately 16 seats, with additional outdoor seating in most locations.

MARKETING

  The Company believes that a key component in developing both the Einstein Bros. Bagels and Noah's New York Bagels brands is a strong local and community-based effort that encourages a close relationship between each store and its community. The Company and its area developers intend to utilize community involvement as a means of providing charitable service, as well as building brand awareness and loyalty. The Company also utilizes traditional marketing and advertising methods including television, radio, newspapers and other print media (including use of free-standing inserts and promotional coupons), signage, direct mail and in-store point-of-purchase displays to promote its brands. Both the Company-operated and area developer stores contribute to a national advertising fund and a local advertising fund to pay for the development of advertising material and for advertising in their respective DMAs. See "--Franchise Agreements" and Note 9 of the Notes to the Company's Audited Consolidated Financial Statements.

VENDORS

  Under a short-term supply contract with the Company, Harlan Bakeries, Inc. ("Harlan Bakeries") currently supplies up to 700,000 dozen bagels per month to the Company and its area developers from existing production capacity. In May 1996, the Company entered into a project and approved supplier agreement (the "Harlan Supply Agreement") with Harlan Bakeries, Harlan Bagel Supply Company, LLC ("Harlan") and the equity owners of Harlan Bakeries and Harlan. Under the Harlan Supply Agreement, Harlan has agreed to complete the construction of a new production facility in Avon, Indiana (the "New Facility"), which is expected to become operational in early August 1996. The New Facility is designed to produce frozen dough for approximately 1.4 million dozen bagels per month, which is expected to be sufficient to supply approximately 200 Einstein Bros. Bagels stores. Under the Harlan Supply Agreement, Harlan has agreed to sell to the Company, its area developers and their food service distributors up to 1.4 million dozen bagels per month through June 1, 2003, for which such purchasers will be charged a price equal to the cost of ingredients and packaging, will absorb an agreed upon allowance for product losses, and will pay a fixed toll charge (which is subject to adjustment for inflation, changes in formulations, specifications or procedures required by the Company or failure of the Company, its area developers and their food service distributors to purchase certain minimum numbers of bagels). Pursuant to the Harlan Supply Agreement, Harlan Bakeries has changed the pricing of bagels under the existing short-term supply contract from a cost-plus formula to the pricing described above, effective June 1, 1996. Under certain circumstances, contract purchase amounts may be increased, which would permit Harlan to double the New Facility's capacity. The Harlan Supply Agreement also provides for the grant to the Company of an option, exercisable at any time from December 15, 1999 through June 1, 2002, to acquire all of the assets of Harlan at a formula price equal to a multiple of Harlan's profits from sales of products under the Harlan Supply Agreement.

  The Harlan Supply Agreement is subject to the receipt of financing for the New Facility, including equipment financing, a mortgage loan and working capital financing. The Company has financed the acquisition of certain equipment for the New Facility out of the Company's capital resources, and the parties currently anticipate that approximately $7.2 million of equipment used in the New Facility will be owned by the Company and leased to Harlan pursuant to an operating lease. The Company has been informed by Harlan that Harlan has obtained a commitment from a lender for the mortgage financing and working capital financing needed for the project, and Harlan currently expects to close such financing in early August 1996.

  The Company is also a party to a cream cheese supply agreement and certain related agreements with Doc's (the "Doc's Agreements"). Under the Doc's Agreements, Doc's has agreed to supply the Company, its area developers and other authorized purchasers with up to 160,000 pounds of cream cheese per week (which the Company believes is sufficient to supply at least 350 bagel stores) through October 2, 2000, and the Company has agreed, subject to certain exceptions and limitations, that it, its area developers and other authorized purchasers will purchase the lesser of such amount or 60% of their requirements for cream cheese. Prices for Doc's products are based on Doc's cost, adjusted as necessary to provide Doc's with sufficient cash flow to fund principal payments on certain outstanding indebtedness. The Company has provided certain debt financing to Doc's, primarily to fund the purchase of cream cheese production equipment and for Doc's working capital needs. The Doc's Agreements also grant the Company an option, exercisable at any time on or before October 2, 2000, to acquire all of the assets of Doc's at a formula price based on cream cheese production volumes and production cost.

  The Company has a national account relationship with Sysco Corporation ("Sysco"), which provides for deliveries of food, paper and smallware products to participating stores several times a week at a negotiated standardized mark-up above cost. The Company and its area developers currently purchase in excess of 10% of their products and supplies from Sysco. The Company is currently evaluating its distribution strategies and distributor relationships.

  The Company and its area developers may be subject to shortages or interruptions in supply caused by transportation strikes, adverse weather or other conditions which could adversely affect the quality, availability and cost of ingredients.

  The Harlan Supply Agreement and the Doc's Agreements are exhibits to the Registration Statement of which this Prospectus is a part.

COMPETITION

  The food service industry is intensely competitive with respect to food quality, concept, convenience, location, customer service and value. In addition, there are many well-established food service competitors with substantially greater financial and other resources than the Company and with substantially longer operating histories. Many of such competitors are less dependent than the Company on a single, primary product. The Company believes that it competes with other bagel retailers and bakeries, including, among others, Bruegger's Bagel Bakery, Manhattan Bagel, Big Apple Bagel and Chesapeake Bagel Bakery, specialty coffee retailers, doughnut shops, fast-food restaurants, delicatessens, take-out food service companies, supermarkets and convenience stores. The Company believes that competition in the retail bagel market will increase as large retail bagel companies attract additional capital, new competitors enter the market and bagel retailers compete for market share. In addition, the Company believes that the start-up costs associated with retail bagel and similar food service establishments are not a significant impediment to entry into the retail bagel business. The Company believes that its Einstein Bros. Bagels and Noah's New York Bagels brands compete favorably in the important factors of taste, food quality, convenience, customer service and value.

  Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions, demographic trends, traffic patterns, the cost and availability of labor, purchasing power, availability of product and the type, number and location of competing restaurants. Multi-unit food service chains such as the Company can also be substantially adversely affected by publicity resulting from food quality, illness, injury or other health concerns or operating issues stemming from one store or a limited number of stores, whether or not the Company is liable. In addition, factors such as increased costs of goods, labor and employee benefit costs, regional weather conditions and potential scarcity of experienced management and hourly employees may also adversely affect the food service industry in general and the results of operations and financial condition of the Company and its area developers in particular. The Company attempts to manage or adapt to these factors, but some or all of these factors could cause the Company and some or all of its area developers to be adversely affected.

DEVELOPMENT AGREEMENTS

  The Company's form of area development agreement currently provides for the development of a specified number of bagel stores of a specified brand within a defined geographic territory in accordance with a development schedule of store opening dates. The development schedule generally covers two to five years and contains store opening benchmarks for the number of stores to be opened and in operation at quarterly or semi-annual intervals. An area developer's development schedule typically requires concurrent store development by the area developer in multiple DMA's. Area developers initially pay a non-refundable development fee of $5,000 per store to be developed and a non-refundable real estate services fee of $5,000 per store to be developed. Such fees are not recognized as income by the Company until the store is opened. The area development agreements generally provide that the area developer has the right to open a specified number of stores within each DMA during the term of the development schedule applicable to that DMA and generally preclude the Company from operating or franchising bagel stores of the brand for which rights have been granted within such territory, except that the Company reserves the right to engage in certain special distribution arrangements and, in the event the area developer chooses not to develop them, to develop target sites and conversion sites within the specified territory. Target sites are sites which the Company believes should be developed for competitive or market reasons regardless of the applicable development schedule or the location of pre-existing sites. Conversion sites are sites obtained from other companies which are suitable for conversion to bagel stores.

  Breaches of the area development agreement, including failure to meet development schedules, may lead to termination of the limited exclusivity provided by the agreement, renegotiation of development and franchise provisions or termination of the right to build future stores, although such termination will not generally affect existing franchise agreements for developed locations unless such breaches independently constitute defaults of the franchise agreements. Any such termination could be contested by the area developer.

  The form of area development agreement between the Company and its area developers is an exhibit to the Registration Statement of which this Prospectus is a part.

FRANCHISE AGREEMENTS

  Once an acceptable lease for an approved store site has been executed or real estate for a new site has been acquired, the Company and the area developer enter into a franchise agreement under which the area developer becomes the franchisee for the specific store to be developed at the site. Franchise agreements typically provide for a non-refundable franchise fee of $35,000 per store, a 5% royalty on "Royalty Base Revenue," which is defined as gross revenue less customer refunds and coupons, the portion of employee meals not charged to the employee and monies received by the store from other stores directly attributable to an approved commissary operated in the store, a national advertising fund contribution of 2% on Royalty Base Revenue, a local advertising fund contribution of 4% on Royalty Base Revenue and a $10,000 minimum grand opening expenditure. The national and local advertising fund contributions may each be increased by .25% per calendar year over the prior year at the discretion of the Company. The Company's franchise and area development agreements with respect to markets where the Company has already commenced store development generally provide for 6% royalties.

  The Company's form of franchise agreement provides that the Company may specify computer hardware and software for use in stores, including licensed software designated or created by or for Boston Chicken and used by the Company and its area developers. The cost of designated computer hardware is approximately $15,000 to $30,000 per store. The Company currently specifies off-the-shelf computer hardware for use in stores and charges fees aggregating $16,000 for licensed software for store systems, which fee is paid to Boston Chicken (including $1,000 for third-party proprietary software which the area developer is required to use) under an existing computer and communications systems services agreement (the "Computer Services Agreement"). See "Relationship with Boston Chicken-- Computer and Communications Systems Services Agreement." The Company's form of franchise agreement also provides for a periodic maintenance and support fee for modifications and enhancements made to the licensed software and certain other maintenance and support services. The Company and its area developers pay $323 to Boston Chicken and such area developers pay $77 to the Company per four-week accounting period per store for these services. The Company believes that the integrated hardware and licensed software systems used by its area developers will facilitate the movement of knowledge, including financial, customer and employee performance data, allowing the Company and its area developers to react more quickly in a competitive environment.

  The Company's form of franchise agreement provides for an area of limited exclusivity surrounding the bagel store in which the Company may neither develop nor grant to others the right to develop additional bagel stores (generally limited to bagel stores of the brand that has been licensed to the franchisee), except that the Company reserves the right to engage in certain special distribution arrangements and, in the event that the franchisee chooses not to develop them, to develop conversion sites within the franchisee's designated territory. Designated territories in suburban locations are generally a one-mile radius surrounding the store, while urban locations occasionally have a smaller (e.g., one-half mile) radius or a trade-area-specific designated territory.

  The Company's form of franchise agreement requires that each store be operated in accordance with the operating procedures and menu, and meet the applicable quality, service and cleanliness standards, established by the Company. The Company may work with a franchisee to improve substandard performance or any items of non-compliance and may terminate any franchise agreement if the franchisee does not comply with such standards. The Company is specifically authorized to take accelerated action in the event that the operations of any franchised store present a health risk. The Company believes that maintaining superior food quality, a clean and pleasing environment and excellent customer service are critical to the reputation and success of the Company's brands and, therefore, intends to strictly enforce applicable contractual requirements. Upon any termination of a franchise agreement, the Company has the right to purchase the assets of the franchisee at the net tangible book value of such assets.

  The form of franchise agreement between the Company and its area developers is an exhibit to the Registration Statement of which this Prospectus is a part.

AREA DEVELOPER FINANCING

  Secured Loan Agreements. The Company's area developers are generally funded in part by a senior secured loan made by the Company that is typically convertible into a majority equity interest in the area developer. The Company believes that the development and operation of stores in a DMA is improved when management is permitted to focus primarily on store development and operations, rather than on raising capital. Accordingly, to facilitate the development of its brands, the Company has made, and currently intends to make, loans to area developers to provide partial financing for store development and working capital. The maximum amount of such a loan is based on the amount of equity investments (excluding promissory notes) made by the members of the area developer's management, one or more equity investments made by Bagel Store Development Funding, L.L.C., a Delaware limited liability company, formerly Einstein Bros. Equity Funding, L.L.C. ("Bagel Funding"), and equity investments made by any other investors.

  The area developer financing program requires the area developer to expend at least 75% of its equity capital contributed in cash toward developing stores and funding working capital prior to drawing on its revolving loan, with advances permitted during a two- or three-year draw period in a pre-determined maximum amount generally equal to four times the amount of the area developer's equity capital contributions (excluding promissory notes). Upon expiration of the draw period under the loan agreement, the loan generally converts to an amortizing term loan payable over five years in periodic installments, with a final balloon payment. Interest is set at 1% over the applicable reference rate of Bank of America Illinois as established from time to time and is payable currently. The loan is secured by a pledge of substantially all of the assets of the area developer.

  Each loan agreement contains customary representations, warranties, terms and covenants. The Company's loans to its area developers subject the Company to the risks of being a secured lender. The Company considers each area developer's use of loan proceeds, adherence to its store development schedule, store performance trends, type and amount of collateral securing the loan, prevailing economic conditions and other factors it deems relevant at the time in evaluating whether to establish an allowance for potential loan losses. See
Note 11 of Notes to the Company's Audited Consolidated Financial Statements.

  The Company may convert all or any portion of the loan amount at its election into equity in the area developer at a conversion price that is generally set at a 12% premium over the per unit price paid by the investors in the area developer for their equity investment made concurrently with the execution of the loan agreement. To the extent such loan is not fully drawn or has been drawn and repaid, the Company has a corresponding option to acquire at the loan conversion price the amount of additional equity it could have acquired by conversion of the loan had the loan been fully drawn. The Company's conversion and option rights are only exercisable after a moratorium period (typically two years) and after the area developer has completed not less than 80% of its store development commitment. In addition, the Company may exercise its conversion and option rights upon the occurrence of certain specified defaults under the area developer loan agreement. An area developer's default of its development schedule is a default under the loan agreement (so as to permit the Company to exercise its conversion and option rights) only if during the 180-day period immediately preceding the event giving rise to the default, the area developer had access to debt or equity capital, either directly or through Company sources, on commercially reasonable terms for similarly situated restaurant businesses, or income from operations, sufficient in either case to complete its development obligations. The Company also has certain rights regarding future financings of the area developer that allow the Company, if it so desires, to maintain the potential for a majority interest in the area developer upon conversion of the loan and any corresponding option exercise. There can be no assurance, however, that the Company will exercise its future rights to acquire an equity interest in any area developer or that such exercise will result in a majority interest in the area developer. Any determination to convert any area developer loan would involve a variety of economic and operational considerations, including the status of the area developer's market penetration, the performance of the area developer's stores, the Company's desire to own such stores, the Company's ability to manage such stores if necessary, and the financial impact of converting the loan. In addition, any loan conversion or other acquisition of an equity interest in an area developer by the Company would not be indicative of whether the Company intended to, or would, convert or otherwise acquire an equity interest in any other area developer.

  The form of secured loan agreement between the Company and its area developers is an exhibit to the Registration Statement of which this Prospectus is a part.

  Area Developer Equity. Members of management of each of the Company's area developers generally make an equity investment in the area developer entity. The amount and type of such investments vary among the area developers. At July 30, 1996, the aggregate amount of investments by management of the Company's ten area developers was approximately $0.8 million in cash and approximately $4.5 million in full recourse, secured, interest-bearing promissory notes. Future investments by management or others could include contributions of assets.

  In addition to equity investments provided by an area developer's management, Bagel Funding may make one or more equity investments in the Company's area developers. Bagel Funding was formed in December 1995 to invest in area developers of the Company. Bagel Funding has received total capital commitments from its members aggregating $90.0 million, $45.8 million of which has been contributed to Bagel Funding and the balance of which is payable from such members to Bagel Funding at such times on or after October 1, 1996 and on or before December 31, 1998 as Bagel Funding's manager or managers make one or more capital calls. As of July 30, 1996, Bagel Funding had invested a total of approximately $45.8 million in area developers.

  Bagel Funding has the right to require each area developer to redeem Bagel Funding's equity interest in the area developer (the "Bagel Funding Put") at a pre-determined formula purchase price based on the store level cash flow of the area developer in the event (i) the Company acquires a majority interest in the area developer pursuant to the exercise of its conversion or option rights under the area developer's secured loan agreement, (ii) the Company's conversion and option rights expire unexercised and the Company has not consented to a public offering of the area developer, or (iii) the Company does not acquire a majority interest in an area developer pursuant to the exercise of the Company's conversion or option rights, such rights have expired under the secured loan agreement and the Company has not consented to a request by the area developer to terminate its area development and franchise agreements with the Company. In the event the area developer does not redeem Bagel Funding's equity interest when required to do so, the Company will be obligated to purchase from Bagel Funding its equity interest in the area developer at the same price applicable to the area developer.

  The form of Fourth Amended and Restated Limited Liability Company Agreement of Bagel Funding and the form of agreement between the Company and Bagel Funding relating to the contingent repurchase obligation of the Company with respect to the Bagel Funding Put (including the terms of the formula purchase price for the Bagel Funding Put) are exhibits to the Registration Statement of which this Prospectus is a part.

  The Company is currently the manager of Bagel Funding. Certain directors and executive officers of each of the Company and Boston Chicken have made, or have committed to make, equity investments in Bagel Funding aggregating approximately $21.7 million. See "Certain Transactions--Bagel Store Development Funding."

TRADEMARKS AND OTHER PROPRIETARY RIGHTS

  The Company owns a number of trademarks and service marks that have been registered with the United States Patent and Trademark Office, including Noah's New York Bagels(R), Noah's Bagels(R), A Taste of Old New York(R), Noah's Shmears(R), Shmear 'Em(R) and Protect Your Bagels, Put Lox on Them(R). In addition, the Company has federal trademark applications pending for a number of trademarks and service marks, including Just Say Noah's(TM), Einstein Bros.(TM), Einstein's(TM), Poppies(TM), The Coffee Table(TM), Bubbler(TM), Cool Cat(TM), Little Monsters(TM), Fresh & Holesome(TM), Veggie Confetti(TM), The Veg-Out(TM), Bagelmeister(TM) and Boomerang(TM), as well as certain logos used by the Company. The Company has applied to register Noah's New York Bagels(R) in more than 30 foreign countries and to register each of Einstein Bros.(TM) and Einstein's(TM) in approximately 20 foreign countries. Most of such pending applications in the United States and foreign countries were filed in 1995 and 1996. The Company has not yet obtained federal registrations for any of the trademarks or service marks used in connection with the Einstein Bros. Bagels stores and products and there can be no assurance that any such registrations will be obtained.

  After the Company filed an application for the service mark Einstein's for restaurant services in May 1995, Peach State Restaurants, Inc. ("Peach State"), which owns a restaurant in Atlanta that uses the name Einstein's, filed a federal trademark application for the name Einstein's for restaurant services and filed an opposition to the Company's application for Einstein's. In July 1996 the Company entered into an agreement with Peach State in which Peach State agreed to withdraw such application, to abandon such opposition and to not object to, or interfere with, any of the Company's trademark and service mark applications that include the name Einstein's. Peach State has also agreed not to use any mark incorporating the name Einstein's for restaurant services outside of the Atlanta metropolitan area, and the Company has agreed not to use any mark incorporating the name Einstein's for restaurant services in the State of Georgia (except for permitted national advertising and promotion and similar uses).

  Hebrew University of Jerusalem ("Hebrew University"), which claims certain rights to the name Albert Einstein, has obtained an extension of time to file an opposition to certain of the Company's U.S. applications for Einstein's and has filed oppositions to the Company's trademark applications in three foreign countries, although the Company does not use (and does not intend to use, absent a licensing agreement or other consent of Hebrew University) Albert Einstein's first name, likeness or scientific formulae or theories in connection with the Einstein Bros. Bagels brand. The Company is currently seeking to enter into an agreement with Hebrew University pursuant to which Hebrew University would grant to the Company rights to use certain indicia of Albert Einstein and Hebrew University would abandon its trademark oppositions. There can be no assurance, however, that the Company and Hebrew University will enter into such an agreement, or that Hebrew University will not oppose the registration or challenge the use of the Company's Einstein's trademark under laws governing trademarks or publicity rights.

  The Company is aware of the use by other persons or entities in certain geographic areas of names and marks which may be deemed to be similar to certain of the Company's marks. Some of these persons or entities may have prior rights to such marks in their respective localities. While the Company is not aware of any prior uses that would prevent the use of the Company's marks in any DMA for which it has granted development rights, there can be no assurance that the Company's marks will be available for use by the Company and its area developers in all locations.

  The Company considers its intellectual property rights to be important to its business and its policy is to actively defend and enforce such rights.

GOVERNMENT REGULATION

  Stores, commissaries and other production facilities operated by the Company and its area developers are required to comply with federal, state and local government laws and regulations applicable to food production and consumer food service businesses generally, including those relating to the preparation and sale of food, minimum wage requirements, overtime, working and safety conditions and citizenship requirements, as well as regulations relating to zoning, construction, health, business licensing and employment. An increase in employee benefit costs or other costs associated with employees, such as minimum wage requirements, could adversely affect the Company.

  Certain states and the Federal Trade Commission require a franchisor to transmit specified disclosure statements to potential franchisees before granting a franchise. Additionally, some states require the franchisor to register its franchise with the state or qualify for certain statutory or discretionary exemptions from registration before it may offer a franchise. The Company believes that its Uniform Franchise Offering Circular (together with any applicable state versions or supplements) complies with both the Federal Trade Commission guidelines and all applicable state laws regulating franchising in those states in which it has offered franchises. The Company's Uniform Franchise Offering Circular, which contains the base forms of the Company's current area development, franchise and area developer financing agreements, is an exhibit to the Registration Statement of which this Prospectus is a part.

PROPERTIES/LEASING

  The Company leases its support center facility, which consists of approximately 14,000 square feet and is located in Golden, Colorado, from an unaffiliated third party. The Company has entered into a lease with Boston Chicken for approximately 38,000 square feet of office space (and certain common areas, including parking areas) that is nearing completion in Golden, Colorado to meet its future needs. See "Relationship With Boston Chicken-- Other Relationships Between Boston Chicken and the Company." The Company also leases office space in San Diego, California for use as a support center for the operations of the Company in such location. The Company also intends to establish an office in Los Angeles, California.

  The Company and its wholly owned subsidiaries lease the land and buildings for all Company-operated stores. In addition, the Company and its subsidiaries may lease land or buildings that they sublease or assign to area developers. While the Company expects its area developers primarily to continue to lease sites in the future, the Company or its area developers may also purchase land and/or buildings for stores to the extent acceptable terms are available. The majority of the Company's stores are located in retail community shopping centers, community business districts or freestanding locations.

  Stores leased by the Company are typically leased under "triple net" leases that require the Company to pay its proportionate share of real estate taxes, maintenance costs and insurance premiums. In some cases, in addition to base rent, the Company pays percentage rent based on sales in excess of specified amounts. Generally, the Company's store leases have initial terms of five years with options to renew for three additional five-year periods at market rates.

  The Company owns commissaries in or near Salt Lake City, Utah and San Diego, California. The facility in Salt Lake City also contains office space for the use of operational personnel of the Company's area developer in the Salt Lake City area and is presently the subject of an environmental remediation program to correct soil and groundwater contamination resulting from the closure of an underground storage tank by a prior owner. A groundwater remediation system has been installed at the site, which is subject to the oversight of the State of Utah, Division of Environmental Response and Remediation. All of the costs of the remediation are being paid by certain of the former shareholders of Brackman pursuant to an indemnification agreement with the Company entered into by them at the time Brackman was acquired. The remaining costs of the remediation are not expected to exceed the amount such former shareholders are obligated to pay under the indemnification agreement.

  The Company leases dough production facilities in San Leandro and Whittier, California, which are subleased to one of its area developers. The Company leases facilities used as commissaries in or near Fort Lauderdale, Florida and Kansas City, Kansas. The Company also leases a facility in Parker, Colorado which it currently uses as a test commissary. The Company may lease or sublease its commissaries and related office space to area developers.

EMPLOYEES

  At July 8, 1996, the Company had approximately 1,175 employees, including approximately 105 employed at its support center offices in Golden, Colorado, approximately 40 employed at zone offices or commissaries and approximately 1,030 employed at bagel stores operated by the Company. None of the Company's employees are represented by a labor union or covered by a collective bargaining contract. The Company believes that its relationships with its employees are generally good.

LEGAL PROCEEDINGS

  The Company, like others in the food service business, is from time to time the subject of complaints, threat letters or litigation from customers alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from such allegations may materially adversely affect the Company and one or more of its brands, regardless of whether such allegations are valid or whether the Company is liable. In addition, the Company also encounters complaints and allegations from former or prospective employees or others from time to time, as well as other matters which are common for businesses similar to the Company's. The Company does not believe that any such matters of which it is aware are material to the Company individually or in the aggregate, but matters may arise which could adversely affect the Company or its business operations. See "--Trademarks and Other Proprietary Rights."

  In the course of enforcing its rights under existing area development and franchise agreements, the Company may also be the subject from time to time of complaints, threat letters or litigation concerning the proper interpretation and application of these agreements, particularly in the event of a default or termination of area development or franchise rights. No such matters are currently pending.

INSURANCE

  The Company currently has the types and amounts of insurance coverage that it considers appropriate for a company in its business. While management believes that its insurance coverage is adequate, if the Company was held liable for amounts exceeding the limits of its insurance coverage or for claims outside the scope of its insurance coverage, the Company's business, results of operations and financial condition could be materially adversely affected.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

      NAME         AGE                        POSITION
      ----         ---                        --------
Scott A. Beck(3)    38 Chairman of the Board
Noah C. Alper       49 Vice Chairman of the Board
Mark R. Goldston    41 President, Chief Executive Officer and Director
Michael J. Beau-
 doin               34 Senior Vice President--Supply Chain
W. Eric Carlborg    32 Senior Vice President--Finance
David G. Stanchak   38 Vice President, Chief Development Officer and Director
Jeffrey L. Butler   34 President of Einstein Bros. Bagels Concept
Joel M. Alam        38 Vice President and Secretary
Paul A. Strasen     39 Vice President and General Counsel
Kyle T. Craig       48 Director
M. Laird
 Koldyke(1)(2)(3)   35 Director
Gail A. Lozoff      46 Director and Vice President--Design and Merchandising
John H.
 Muehlstein,
 Jr.(3)             41 Director
John A.
 Offerdahl(1)       31 Director and Vice President--Operations, Southeast Zone
Lloyd D.
 Ruth(1)(2)(3)      49 Director

- --------
(1) Member of the Audit Committee of the board of directors.
(2) Member of the Reporting Person Stock Option Committee of the board of directors.
(3) Member of the Compensation and Stock Option Committees of the board of directors.

  Messrs. Craig, Stanchak and Beck were elected to the board of directors as designees of Boston Chicken, Messrs. Koldyke, Muehlstein and Ruth were elected to the board of directors as designees of investors in the Company's March 1995 private placement and Messrs. Offerdahl and Daniel V. Colangelo (the Company's former President and Chief Executive Officer and formerly a director) and Ms. Lozoff were elected to the board of directors as designees of Offerdahl's, Brackman and Bagel & Bagel, respectively. Boston Chicken and Brackman did not designate nominees for the 1996 election of directors and the private placement investors designated Messrs. Koldyke, Muehlstein and Ruth for such election. All such contractual designation rights have expired or will expire upon the consummation of an initial public offering of the Common Stock. See "Risk Factors--Control by and Conflicts of Interest with Boston Chicken."

  All directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Officers serve at the pleasure of the board of directors.

  Mr. Beck became Chairman of the Board of the Company in July 1996. Mr. Beck has served as a director of the Company since March 1995. He has been Chief Executive Officer and a director of Boston Chicken since June 1992 and served as Chairman of Boston Chicken from such time until December 1995 when he became Co-Chairman. He was Vice Chairman of the Board of Blockbuster Entertainment Corporation ("Blockbuster") in Fort Lauderdale, Florida from September 1989 until January 1992, and Chief Operating Officer of Blockbuster from September 1989 to January 1991. Since 1980, Mr. Beck also has been President of Pace Affiliates, Inc., an investment banking firm he founded.

  Mr. Alper became the Company's Vice Chairman of the Board in March 1996. Mr. Alper founded Noah's in 1989 and served as its Chairman of the Board until March 1996.

  Mr. Goldston became President and Chief Executive Officer and a director of the Company in April 1996. Since January 17, 1996, Mr. Goldston has also been employed by Boston Chicken to undertake various special projects for Boston Chicken. From July 1994 to April 1996, Mr. Goldston was the Chairman and Chief Executive Officer of The Goldston Group, a strategic advisory firm which advises high-growth companies on improving performance and creating operating leverage and efficiencies. From October 1991 to June 1994, Mr. Goldston served as President and Chief Operating Officer of L.A. Gear, Inc. From September 1989 to October 1991, Mr. Goldston was a principal of Odyssey Partners, L.P., an investment firm, and from September 1988 to September 1989 served as Chief Marketing Officer of Reebok Inc.

  Mr. Beaudoin became the Company's Senior Vice President--Supply Chain in July 1996. Prior thereto, he served as Vice President and Chief Financial Officer of the Company from July 1995 to July 1996, after serving as Assistant to the Chairman of Boston Chicken from February 1995. From December 1992 to February 1995, he held several positions with NewLeaf Entertainment (a joint venture between Blockbuster and IBM), including Vice President of Finance, Marketing and Operations. From June 1990 through November 1992, Mr. Beaudoin was an Associate and Limited Partner of Pfingsten Partners, L.P., a private equity investment firm in Deerfield, Illinois.

  Mr. Carlborg became Senior Vice President--Finance of the Company in July 1996. From October 1995 through June 1996, he was Vice President of Alignment and Planning of Boston Chicken. Prior thereto, Mr. Carlborg served as Vice President--Corporate Finance of Merrill Lynch from January 1994 to October 1995 and served as an Associate of Merrill Lynch from August 1989 through December 1993.

  Mr. Stanchak became a director and Vice President and Chief Development Officer of the Company in March 1995. From June 1992 until March 1995, he served as a Senior Vice President of Boston Chicken, and from August 1989 until June 1992, Mr. Stanchak was the National Director of Real Estate and Real Estate Legal Counsel for Blockbuster.

  Mr. Butler became President of Einstein Bros. Bagels Concept in May 1996. From January 1996 until May 1996, Mr. Butler served as Chief Operating Officer of the Company. Prior thereto, he was employed by BC Great Lakes, L.L.C., an area developer of Boston Chicken ("BC Great Lakes"), since June of 1995, and also served as President of the managing member of BC Heartland, L.L.C., also a Boston Chicken area developer, since August 1995. From June 1993 until June 1995, Mr. Butler served as President and Chief Executive Officer of the general partner of BC Detroit L.P., a predecessor of BC Great Lakes. From January 1992 to June 1993, Mr. Butler served as Vice President--Human Resources of Boston Chicken. Prior thereto, Mr. Butler was an independent consultant from July 1991 until January 1992 and was Regional Director of Operations for Blockbuster in San Diego and Orange County, California from April 1990 until June 1991.

  Mr. Alam became Vice President and Secretary in April 1995. From January 1994 to April 1995, he was Vice President and Associate General Counsel of Boston Chicken and from May 1993 to January 1994 he was Assistant General Counsel of Boston Chicken. Prior thereto, Mr. Alam was an associate at the Chicago law firm of Bell, Boyd & Lloyd from 1986 to May 1993.

  Mr. Strasen became Vice President and General Counsel of the Company in April 1995. Prior thereto, he was a partner at the Chicago law firm of Bell, Boyd & Lloyd from 1988 to April 1995.

  Mr. Craig has been a director of the Company from the date the Company was incorporated in February 1995. Mr. Craig was Chairman of the Board of the Company from June 1995 until he resigned in July 1996. From February 1995 until being appointed as Chairman in June 1995, Mr. Craig served as Vice President of the Company. Mr. Craig also served as the Chief Concept Officer of Boston Chicken from April 1994 through June

1995. From November 1993 until April 1994, he was President of KFC-Brand Development, a unit of KFC Corp. in Louisville, Kentucky, and from April 1990 until November 1993, he was President of KFC-USA, also a unit of KFC Corp. in Louisville, Kentucky. KFC Corp. is a wholly owned subsidiary of PepsiCo, Inc.

  Mr. Koldyke became a director of the Company in March 1995. Mr. Koldyke has served as a general partner of the Frontenac Company ("Frontenac"), a venture capital company, in Chicago, Illinois since 1989.

  Ms. Lozoff became a director and Vice President--Design and Merchandising of the Company in April 1995, after working with Bagel & Bagel, which she founded in June 1988. Ms. Lozoff also served as President and Chief Executive Officer of Bagel & Bagel from May 1992 to April 1995.

  Mr. Muehlstein became a director of the Company in March 1995. Since 1986, he has been a partner at the Chicago law firm of Pedersen & Houpt.

  Mr. Offerdahl became a director and Vice President--Operations, Southeast Zone of the Company in March 1995, after working with Offerdahl's, which he founded in 1989. Mr. Offerdahl served as the Chairman and Chief Executive Officer of Offerdahl's from December 1989 until March 1995. From May 1986 until September 1994, Mr. Offerdahl played professional football for the Miami Dolphins in the National Football League.

  Mr. Ruth became a director of the Company in March 1995. Since January 1987, he has been a general partner at Marquette Management Partners, a venture capital company, in Deerfield, Illinois.

MANAGEMENT COMPENSATION

  The Company was incorporated in February 1995 and did not conduct any operations prior to that time. The only executive officer of the Company who earned more than $100,000 in salary and bonus during fiscal year 1995 was Daniel V. Colangelo, the Company's former President and Chief Executive Officer who served in that capacity during fiscal year 1995 (the "named executive officer"). Mr. Colangelo's total cash compensation during fiscal year 1995 consisted of $103,462 in salary and $47,375 in bonus.

  On March 24, 1995, the Company entered into a three-year employment agreement with Mr. Colangelo, pursuant to which he became the President of the Company's Rocky Mountain Division and a director of the Company. Mr. Colangelo was later promoted to President and Chief Executive Officer of the Company. Under the employment agreement, Mr. Colangelo was entitled to receive an annual salary of $125,000 and reimbursement for reasonable business expenses. In addition, during 1995, Mr. Colangelo was granted options to purchase 50,979 shares of Common Stock under the Plan (defined herein) at an exercise price of $5.88 per share. See "--Option Grants in Last Fiscal Year."

  In March 1996, Mr. Colangelo's employment agreement was terminated and the Company entered into a consulting agreement with him in connection with his resignation as President and Chief Executive Officer and a director of the Company. Pursuant to the consulting agreement, Mr. Colangelo will, upon the Company's request, provide information, advice and assistance to the Company concerning matters that were within the scope of his knowledge and expertise during the course of his employment by the Company. The consulting agreement has a term of one year and is automatically renewed for successive one-year periods unless terminated by either party upon 30 days' prior written notice. Under the consulting agreement, Mr. Colangelo receives $100,000 per year and is entitled to reimbursement for his related reasonable business expenses. In addition, the options granted during 1995 to Mr. Colangelo under the Plan were deemed vested and were exercised by him in January 1996. Mr. Colangelo also retained options granted in January 1996 under the Plan to purchase an aggregate of 37,931 shares of Common Stock at an exercise price of $6.59 per share, which options were granted in January 1996 and vest in accordance with the Plan's vesting schedule during the term of his consulting agreement.

  The Company has also entered into employment and consulting agreements with certain of its other current executive officers and others. See "Certain Transactions--Employment and Consulting Agreements."

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth individual grants of stock options made to the named executive officer during the fiscal year ended December 31, 1995.

                                                                                  POTENTIAL REALIZABLE
                                                                                    VALUE AT ASSUMED
                                                                                 ANNUAL RATES OF STOCK
                                            PERCENT OF TOTAL                       PRICE APPRECIATION
                                            OPTIONS GRANTED  EXERCISE              FOR OPTION TERM(2)
                         DATE OF  OPTIONS     TO EMPLOYEES   OR BASE  EXPIRATION ----------------------
NAME                      GRANT  GRANTED(1)  IN FISCAL YEAR   PRICE      DATE        5%         10%
- ----                     ------- ---------- ---------------- -------- ---------- ---------- -----------
Daniel V. Colangelo..... 3/24/95   25,491         1.2%        $5.88    3/24/05   $   94,337 $   239,068
                         5/16/95   16,992         0.8          5.88    5/16/05       62,886     159,428
                         7/25/95    8,496         0.4          5.88    7/25/05       31,443      79,746

- --------
(1) Options granted to Mr. Colangelo in 1995 were deemed fully vested in January 1996 in connection with his resignation as President and Chief Executive Officer of the Company. See "--Management Compensation."
(2) These amounts represent certain assumed annual rates of appreciation calculated from the exercise price, as required by the rules of the Securities and Exchange Commission. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the future performance of the Common Stock. There can be no assurance that the amounts reflected in this table will be achieved.

DIRECTOR COMPENSATION

  In addition to annual grants under the Directors Plan (as defined herein), directors who are not officers or employees of, or consultants to, the Company receive $500 cash compensation for each board of directors meeting at which they are present and for each committee meeting at which they are present not held in conjunction with a meeting of the board of directors. Outside directors are also reimbursed for their expenses for each board and committee meeting attended.

  The Company has also entered into employment and consulting agreements with certain of its directors who are also current executive or other officers of the Company. See "Certain Transactions--Employment and Consulting Agreements."

1995 STOCK OPTION PLAN

  General. The board of directors has adopted the 1995 Employee Stock Option Plan, effective February 16, 1995, as subsequently amended (the "Plan"). On May 28, 1996, the Plan was amended and restated by the board of directors and, as amended and restated, was subsequently approved by the stockholders of the Company. The board of directors adopted additional amendments to the Plan (as so amended, the "Amended Plan"), to be effective August 15, 1996, to comply with recent changes to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder.

  The purpose of the Amended Plan is to benefit the Company by offering certain present and future employees, officers and consultants of the Company and its subsidiaries, if any, a favorable opportunity to become holders of Common Stock over a period of years, thereby giving them a long-term stake in the growth and prosperity of the Company and encouraging the continuance of their involvement with the Company. Under the Amended Plan, eligible persons may be granted options to purchase an aggregate of not more than 5,500,000 shares of Common Stock. An aggregate of approximately 1,540,000 shares of Common Stock are currently available for option grants under the Amended Plan. Such options are not intended to be treated as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

  The Amended Plan will be administered, with respect to persons subject to
Section 16 of the Exchange Act and the rules promulgated thereunder ("Reporting Persons"), by the Reporting Person Stock Option Committee (the "Reporting Person Committee"), consisting of two members of the board of directors, each of whom will be "non-employee directors" (as such term is defined under Rule 16b-3 of the Exchange Act) and, with respect to all other persons receiving options under the Amended Plan, by the Stock Option Committee (the "Stock Option Committee").

  The Reporting Person Committee may grant options under the Amended Plan to Reporting Persons and the Stock Option Committee may grant options under the Amended Plan to other eligible employees, officers, and consultants of the Company and its subsidiaries, in each case selected initially and from time to time thereafter by the relevant Committee based on the importance of their services; provided, however, that the maximum number of shares subject to all options granted to any individual in any calendar year shall in no event exceed 300,000. Eligible individuals may be selected individually or by groups or categories, as determined by the relevant Committee in its discretion.

  Options granted under the Amended Plan have a term of 10 years, subject to earlier expiration if the optionee's service terminates, and no options under the Amended Plan may be granted after February 1, 2005. Options may not be transferred other than by will, by the laws of descent and distribution, or pursuant to a qualified domestic relations order. The relevant Committee has the discretion to permit the assignment or transfer of an option on such terms and conditions as such Committee may deem necessary or appropriate or as otherwise required by or deemed advisable under applicable law.

  Options granted under the Amended Plan become exercisable with respect to 10% of the total number of shares subject to the option on the first anniversary of the date of grant, an additional 20% on the second anniversary of the date of grant, an additional 30% on the third anniversary of the date of grant and the balance on the fourth anniversary of the date of grant. The relevant Committee has the discretion to accelerate the exercisability of any option subject to such terms and conditions as such Committee deems necessary, including a requirement that the optionee grant the Company an option to repurchase all or a portion of the shares issued upon exercise of the accelerated option for their fair market value on the date of grant. If an option expires or is terminated or canceled unexercised as to any shares, such shares may be optioned again. Shares subject to options may be made available from unissued or reacquired shares of Common Stock.

  In the event the relationship between the Company and an officer, employee or consultant who is an optionee is terminated for any reason other than death, permanent disability or retirement, such optionee's option shall expire and all rights to purchase shares pursuant thereto shall terminate on the date of termination, except that, to the extent any option or portion thereof is exercisable on the date of termination, such option (or portion thereof) may be exercised for a period of 15 days after such termination (or until the scheduled termination of the option, if earlier); provided, however, that, with respect to any option held by such optionee, the relevant Committee may, in its sole discretion, accelerate exercisability, permit continued vesting in accordance with the vesting schedule set forth in the Amended Plan or permit exercisability beyond the 15-day period referenced above (but in no event beyond its specified term), subject to such terms and conditions, if any, as determined by such Committee in its sole discretion.

  In the event of termination of said relationship because of death or permanent disability (as that term is defined in Section 22(e)(3) of the Code, as now in effect or as subsequently amended), the option may be exercised in full (to the extent not previously exercised) without regard to the vesting schedule set forth in the Amended Plan, by the optionee or, if he or she is not living, by his or her heirs, legatees or legal representative, as the case may be, during its specified term prior to two years after the date of death or permanent disability. In the event of termination of employment because of early, normal or deferred retirement under an approved retirement program of the Company (or other plan or arrangement as may be approved by the relevant Committee, in its discretion, for this purpose), the option may be exercised by the optionee (or, if he or she dies after such retirement, by his or her heirs, legatees or legal representative, as the case may be), to the extent that any portion thereof would be exercisable on the date of such retirement (or with respect to such greater portion as determined by the relevant Committee), at any time during its specified term prior to one year after the date of such retirement.

  Except as otherwise determined by the relevant Committee, upon the termination of a relationship between the Company or any subsidiary and a consultant who is an optionee, such optionee's option shall expire and all rights to purchase shares pursuant thereto shall terminate.

  The exercise price of options granted under the Amended Plan is the fair market value of the shares of Common Stock on the date of the grant. The exercise price is payable in cash, by check, by a promissory note in a form specified by the relevant Committee and payable to the Company no later than 15 business days after the exercise date, or, if approved by such Committee, by shares of Common Stock or by a combination of these payment methods. In the event that shares of Common Stock are changed by a stock dividend, split or combination of shares, merger, consolidation or reorganization of the Company with any other corporation or corporations in which holders of the Common Stock receive other securities, or any other relevant change in the capitalization of the Company, a proportionate or equitable adjustment will be made to the number or kind of shares subject to the Amended Plan and to the exercise price.

  The relevant Committee may require an optionee to satisfy any tax withholding obligation upon exercise and may permit an eligible participant (or any beneficiary or person entitled to act) to elect to pay a portion or all of the amount requested by the Company for such taxes with respect to such option, at such time and in such manner as such Committee shall deem to be appropriate (including, but not limited to, authorizing the Company to withhold, or agreeing to surrender to the Company on or about the date such tax liability is determinable, Common Stock, other securities or property, or other forms of payment, or any combination thereof, owned by such participant, or a portion of such forms of payment that would otherwise be distributed, or has been distributed, as the case may be, pursuant to such option to such participant, having a fair market value equal to the amount of such taxes).

  The board of directors may amend or discontinue the Amended Plan at any time, provided that no amendment or discontinuance may, without the consent of the optionee, change or impair any option previously granted or, without the approval of stockholders, materially increase the benefits accruing to participants under the Amended Plan, materially increase the number of securities which may be issued under the Amended Plan, or materially modify the requirements as to eligibility for participation in the Amended Plan.

  The Amended Plan provides that, unless otherwise determined by the relevant Committee in its sole discretion, options granted prior to May 7, 1996 shall be governed by the Plan as it was in effect prior to such date and options granted from May 7, 1996 through August 14, 1996 shall be governed by the Amended Plan as it was in effect during such period.

  Federal Income Tax Consequences of the Amended Plan. The following is a brief summary of the current federal income tax rules relevant to stock options issued under the Amended Plan. These rules are subject to change in the future.

  Options granted or to be granted under the Amended Plan are, or will be, non-qualified stock options ("NQO"). In general, an optionee will not recognize any taxable income, and the Company will not be entitled to a deduction, upon the grant of an NQO. Upon the exercise of an NQO where the exercise price is paid in cash, the optionee will recognize ordinary income (subject to wage and employment tax withholding) equal to the excess of the fair market value of the shares acquired over the option exercise price. The amount of such excess is generally determined by reference to the fair market value of the Common Stock on the date of exercise. An optionee's basis in the underlying stock received will equal such stock's fair market value on the date of exercise. The Company will be entitled to a deduction (subject to the $1 million cap described below, if applicable) equal to the ordinary income taxable to the optionee in the year of exercise.

  Upon the sale of shares acquired pursuant to the exercise of an NQO, such optionee will recognize capital gain or loss equal to the difference between the selling price of the shares and the optionee's basis in the shares. Such capital gain or loss will be long-term gain or loss if the optionee has held the shares for more than one year. The Company will not be entitled to any deduction with respect to any capital gain recognized by the optionee.

  If an optionee surrenders previously acquired shares of Common Stock, however acquired, in payment of all or part of the option exercise price of an NQO, the optionee will not, as a result of such delivery, recognize gain or loss for federal income tax purposes on the shares surrendered. The optionee's tax basis in, and holding period for, the previously acquired stock surrendered will carry over to an equal number of the shares of Common Stock received on a share-for-share basis. The fair market value of the shares received in excess of the shares surrendered will constitute compensation taxable to the optionee as ordinary income. The tax basis for such shares will equal their fair market value and such shares' holding period for federal income tax purposes begins on the date of exercise. The Company will be entitled to a tax deduction (subject to the $1 million cap described below, if applicable) equal to the compensation income recognized by the optionee.

  A publicly held corporation may not, subject to certain exceptions, deduct for federal income tax purposes in any taxable year certain compensation paid to certain executives in excess of $1 million for each such executive (the "$1 million cap"). The Company believes that under recently promulgated regulations the $1 million cap will be inapplicable to options granted under the Amended Plan.

  Options Granted under the Plan and the Amended Plan. As of July 30, 1996, the Company had options outstanding for an aggregate of 3,655,187 shares of Common Stock under the Plan at exercise prices ranging from $5.88 to $15.00 per share, with a weighted average exercise price of approximately $6.83 per share. As of such date, no shares of Common Stock had been issued under the Amended Plan. The following table sets forth certain information with respect to options granted under the Plan and the Amended Plan (whether or not exercised) through July 30, 1996:

                                                  NUMBER OF SHARES UNDERLYING
                                                 OPTIONS GRANTED UNDER THE PLAN
               NAME AND POSITION                      AND THE AMENDED PLAN
               -----------------                 ------------------------------
Daniel V. Colangelo, former President and Chief
 Executive Officer.............................               88,910
All current executive officers as a group (9
 persons)......................................              695,018
All directors who are not executive officers as
 a group (6 persons)...........................              257,322
All associates of all directors and executive
 officers (2 persons)..........................               53,650
All eligible employees who are not executive
 officers or associates thereof and consultants
 as a group....................................            2,883,244

DIRECTORS PLAN

  General. On May 28, 1996, the board of directors of the Company adopted a 1996 Stock Option Plan for Non-Employee Directors (the "Directors Plan"), which has been approved by the stockholders of the Company. On May 28, 1996, options to purchase an aggregate of 4,318 shares of Common Stock were granted under the Directors Plan to each of Messrs. Koldyke, Muehlstein and Ruth at an exercise price of $11.58 per share. The Directors Plan is administered by the board of directors.

  Options under the Directors Plan may only be granted to directors of the Company who are not officers or employees of the Company. Options may be granted with respect to a total of not more than 100,000 shares of Common Stock under the Directors Plan, subject to antidilution and other adjustments. Such options are not intended to be treated as incentive stock options as defined in Section 422 of the Code. Each option granted under the Directors Plan is for a term of ten years, subject to earlier termination if the optionee's service as a director terminates. If an option expires or is terminated or canceled unexercised as to any shares, such released shares may again be optioned. Options which have been granted become exercisable after the end of one year from the date of grant.

  Pursuant to the Directors Plan, options for shares having a fair market value of $50,000 at the date of grant, as determined in good faith by the board of directors on such date, are granted at the time of each election or re-election of eligible directors to the Board, except that the initial grants of options under the Directors Plan were made on the date of adoption of the Directors Plan by the board of directors, which option grants are subject to approval of the Directors Plan by the stockholders of the Company. The exercise price is payable in cash, by check, by a promissory note in a form specified by the board of directors and payable to the Company no later than 15 business days after the exercise date or, if approved by the board of directors, by shares of Common Stock of the Company or by a combination of these methods.

  If tenure as a director with the Company or any of its subsidiaries is terminated for any reason other than death, permanent disability or resignation, such director's option shall expire and all rights to purchase shares under it shall terminate 15 days after such termination (or until the scheduled termination of the option, if earlier).

In the event of death or permanent disability, an exercisable option may be exercised in full by the optionee or, if he is not living, by his or her heirs, legatees, or legal representative, as the case may be, during its specified term prior to two years after the date of death or permanent disability; provided, however, that in the event an optionee hereunder should die or become permanently disabled prior to the end of one year of service as a director of the Company, then such optionee's option shall become immediately exercisable as of the date of such death or permanent disability and shall be exercisable for a period of two years after such date. In the event of resignation, an exercisable option may be exercised by the optionee (or, if he or she dies within three months after such termination, by his or her heirs, legatees, or legal representative, as the case may be), at any time during its specified term prior to three months after the date of such resignation.

  No option is transferable by the optionee otherwise than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, and each option shall be exercisable during an optionee's lifetime only by him.

  The board of directors may amend or discontinue the Directors Plan at any time, provided, however, that the Directors Plan may not be amended more than once every six months except to comport with relevant changes in the law, and provided further that no such amendment or discontinuation shall (a) change or impair any option previously granted without the consent of the optionee, or
(b) without the approval of stockholders, (i) increase the maximum number of shares which may be purchased by all optionees, (ii) change the purchase price of any option, or (iii) change the option period or increase the time limitations on the grant of options.

  Federal Income Tax Consequences of the Directors Plan. The federal income tax consequences relating to stock options under the Directors Plan are the same as those relating to stock options issued under the Amended Plan. See "-- 1995 Stock Option Plan--Federal Income Tax Consequences of the Amended Plan."

  Copies of the Amended Plan and the Directors Plan are exhibits to the Registration Statement of which this Prospectus is a part.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The board of directors has approved the terms of compensation paid and to be paid to the Company's executive officers for fiscal years 1995 and 1996. During the year ended December 31, 1995, the following persons served as members of the Stock Option Committee of the board of directors: Scott Beck, Kyle Craig and John Muehlstein.

  Currently, no executive officer of the Company, except for Scott Beck, who is Chairman of the Board of the Company and a member of the Compensation Committee of the board of directors, serves as a member of the compensation committee or as a director of any other entity, one of whose executive officers serves on the compensation committee or is a director of the Company. Mr. Beck is Co-Chairman of the Board and Chief Executive Officer of Boston Chicken. Mr. Beck does not serve on the compensation committee of Boston Chicken's board of directors.

                             CERTAIN TRANSACTIONS

FORMATION OF THE COMPANY AND SUBSEQUENT ACQUISITIONS

  In March 1995, the Company acquired the operations of Brackman, Bagel & Bagel and Offerdahl's, and in connection with such acquisitions, issued 1,959,152 shares of Common Stock valued at $5.88 per share to the owners of such companies. Concurrently with the acquisitions, the Company also raised approximately $20.8 million in a private placement of its Common Stock to investors (including approximately $5.2 million of such amount that was purchased, directly or indirectly, by officers and directors of each of the Company and Boston Chicken). The terms of each of these transactions resulted from arms-length negotiations between the Company and unrelated third parties. In addition, the Company believes that such arms-length negotiations established the fair market value of the Common Stock as of the date such transactions were entered into by the Company. These transactions are separately described below.

  On March 24, 1995, pursuant to an agreement to contribute shares, the Company acquired all of the outstanding capital stock of Brackman, of which Daniel V. Colangelo, the Company's former President and

Chief Executive Officer, was a shareholder (the "Brackman Acquisition"). The consideration paid by the Company consisted of 573,750 shares of Common Stock and 488,236 shares of Boston Chicken common stock, which shares of Boston Chicken common stock were purchased by the Company for a cash purchase price of $17.00 per share, pursuant to a stock purchase agreement between the Company and Boston Chicken dated as of March 24, 1995. See "Relationship with Boston Chicken--Other Relationships Between Boston Chicken and the Company." Following the Brackman Acquisition, Mr. Colangelo entered into an employment agreement with the Company, pursuant to which he became President--Rocky Mountain Zone and a director of the Company. See "Management--Management Compensation."

  On March 24, 1995, pursuant to an agreement to contribute assets, the Company acquired all of the assets, properties and business of Bagel & Bagel, of which Richard Lozoff, Gail Lozoff's spouse, was the sole shareholder (the "Bagel & Bagel Acquisition"). The consideration paid by the Company consisted of 573,750 shares of Common Stock and 323,530 shares of Boston Chicken common stock, which shares of Boston Chicken common stock were purchased by the Company for a cash purchase price of $17.00 per share, pursuant to a stock purchase agreement between the Company and Boston Chicken dated as of March 24, 1995. See "Relationship with Boston Chicken--Other Relationships between Boston Chicken and the Company." Following the Bagel & Bagel Acquisition, Ms. Lozoff entered into an employment agreement with the Company, pursuant to which she became Vice President--Design and Merchandising and a director of the Company. See "--Employment and Consulting Agreements."

  On March 31, 1995, pursuant to an agreement to contribute assets, the Company acquired substantially all of the assets, properties and business of Offerdahl's, of which John Offerdahl was a majority shareholder (the "Offerdahl's Acquisition"). The consideration paid by the Company consisted of 811,652 shares of Common Stock and 331,852 shares of Boston Chicken common stock, which shares of Boston Chicken common stock were purchased by the Company for a cash purchase price of $16.875 per share, pursuant to a stock purchase agreement between the Company and Boston Chicken dated as of March 31, 1995. See "Relationship with Boston Chicken--Other Relationships between Boston Chicken and the Company." Following the Offerdahl's Acquisition, Mr. Offerdahl entered into an employment agreement with the Company, pursuant to which he became Vice President--Operations, Southeast Zone and a director of the Company. In addition, Mr. Offerdahl's spouse, Lynnora Offerdahl, entered into a consulting agreement with the Company. See "--Employment and Consulting Agreements."

  On March 24, 1995, the Company entered into Subscription Agreements pursuant to which certain investors, including Messrs. Craig, Stanchak, Beaudoin, Butler and Beck, Mr. Alam and his spouse, PJS Bagel Investing, L.L.C., an entity controlled by Mr. Strasen and his spouse ("PJS"), OBG Holdings, Inc. (formerly Offerdahl's), of which Mr. Offerdahl and his spouse are majority stockholders ("OBG"), Frontenac VI, Limited Partnership ("Frontenac"), of which Mr. Koldyke is a general partner, Marquette Venture Partners II, L.P. ("Marquette") and MVP II Affiliates Fund, L.P. ("MVP II"), the general partner of each of which is an entity of which Mr. Ruth is a general partner, and Pedersen Bagel Investments Joint Venture ("Pedersen Bagel"), of which Mr. Muehlstein is a general partner, purchased 1,618,972 shares of Common Stock at $5.88 per share.

  In February 1996, the Company acquired all of the outstanding stock of Noah's for an aggregate purchase price of $100.9 million in cash. In connection with the transaction, certain former shareholders of Noah's, including Noah Alper, Vice Chairman of the Board, and other members of Noah's management purchased 855,225 shares of Common Stock at a purchase price of $10.52 per share.

REGISTRATION RIGHTS

  The Company is a party to an amended and restated registration rights agreement dated as of February 1, 1996 (the "Stockholder Registration Agreement") with certain stockholders of the Company, including Messrs. Craig, Alper, Stanchak, Beaudoin, Butler, Beck, Bacheller and Colangelo, as well as Mr. Alam and his spouse, PJS, OBG, Frontenac, Marquette, MVP II and B&B Holdings, Inc. (formerly Bagel & Bagel), of which Ms. Lozoff's spouse is the sole stockholder ("B&B"), and with Boston Chicken (with respect to the shares of

Common Stock issued pursuant to the Loan Conversion). Pursuant to such agreement, the Company granted to such stockholders and Boston Chicken certain piggyback registration rights under the Securities Act with respect to shares of Common Stock owned by them (the "Registrable Securities"). In addition, the Company is obligated to file, within 13 months after the completion of an initial public offering, a registration statement under the Securities Act that would include the Registrable Securities then held by such stockholders and Boston Chicken, permitting them to make public resales of the Registrable Securities. The Company expects to file such registration statement shortly after the completion of the Offerings. Pursuant to the Stockholder Registration Agreement, each holder of Registrable Securities has agreed not to sell, for a specified period of time, up to 30% of the Registrable Securities held by such holder. See "Shares Eligible for Future Sale." The Company expects to enter into the Boston Chicken Registration Agreement (defined below) that will supersede the rights of Boston Chicken under the Stockholder Registration Agreement. The Company has obtained from the parties to the Stockholder Registration Agreement a waiver of the provision of such agreement prohibiting the Company from granting registration rights superior to those granted under the agreement, and a consent to the grant by the Company to Boston Chicken of registration rights pursuant to the Boston Chicken Registration Agreement. See "--Concurrent Public Offering," "Relationship with Boston Chicken--Concurrent Private Placement Agreement and Registration Agreement" and "Shares Eligible for Future Sale."

CONCURRENT PUBLIC OFFERING

  In the Concurrent Public Offering, the Company is offering to certain persons or entities, consisting primarily of officers, directors and employees of each of the Company and Boston Chicken, the opportunity to purchase an aggregate of 425,000 shares of Common Stock at a price equal to the initial public offering price per share, net of underwriting discount. In the Concurrent Public Offering, executive officers and directors of the Company (none of whom are members of the committee of the Company's board of directors who will negotiate the initial public offering price with the Representatives) are expected to purchase an aggregate of 35,500 of such shares of Common Stock as follows: Mr. Scott Beck--3,750; Mr. Goldston--3,750; Mr. Carlborg--3,750; Mr. Stanchak--3,750; Mr. Beaudoin--3,750; Mr. Butler--3,750; Mr. Alam--3,000;
Mr. Strasen--2,500; Mr. Muehlstein--3,750; and Mr. Ruth--3,750. Certain executive officers and directors of Boston Chicken (other than Scott Beck) are expected to purchase in the Concurrent Public Offering an aggregate of 32,000 shares of Common Stock. The consummation of the Concurrent Public Offering is conditioned upon the consummation of each of the Initial Public Offering and the Concurrent Private Placement. In addition, any such sales are also conditioned upon participants in the Concurrent Public Offering agreeing not to sell shares of Common Stock purchased in such offering for a period of 365 days after the date of this Prospectus, without the consent of Merrill Lynch.

BAGEL STORE DEVELOPMENT FUNDING

  In December 1995, Bagel Funding was formed under the name Einstein Bros. Equity Funding, L.L.C. with the objective of raising $90.0 million to invest in existing and proposed area developers of the Company. Bagel Funding has received total capital commitments from its members aggregating such amount, $45.8 million of which has been contributed to Bagel Funding and the balance of which is payable by such members to Bagel Funding at such times on or after October 1, 1996 and on or before December 31, 1998 as the manager or managers of Bagel Funding make one or more capital calls. In the event a member fails to make its capital contribution within three days of the date it is due, or such longer period as the manager or managers determine (but in no event longer than 45 days), Bagel Funding is required to treat such defaulting member's interest in future profits as terminated, so that such defaulting member is entitled to receive from Bagel Funding only the amount of such member's capital account at the time of such default, reduced by any future allocation of losses to such member, payable without interest thereon at the expiration of the term of Bagel Funding.

  Through July 30, 1996, Bagel Funding had invested a total of approximately $45.8 million in area developers of the Company. See "Business--Area Developer Financing." No fees were paid to the Company in its capacity as manager in 1995. The Company will be entitled to receive fees of $500,000 and $50,000 for serving as manager of Bagel Funding during 1996 and the first quarter of 1997, respectively.

  Bagel Funding has the right to require each area developer to redeem Bagel Funding's equity interest in the area developer (the "Bagel Funding Put") at a predetermined formula purchase price based on the store level cash flow of the area developer in the event (i) the Company acquires a majority interest in the area developer pursuant to the exercise of its conversion or option rights under the area developer's secured loan agreement, (ii) the Company's conversion and option rights expire unexercised and the Company has not consented to a public offering of the area developer, or (iii) the Company does not acquire a majority interest in an area developer pursuant to the exercise of the Company's conversion or option rights, such rights have expired under the secured loan agreement and the Company has not consented to a request by the area developer to terminate its area development and franchise agreements with the Company. In the event the area developer does not redeem Bagel Funding's equity interest when required to do so, the Company will be obligated to purchase from Bagel Funding its equity interest in the area developer at the same price applicable to the area developer.

  The Company's term as manager of Bagel Funding expires on April 20, 1997, although the Company may be removed prior to such time for cause by action of more than two-thirds in interest of Bagel Funding's members and may be removed for any reason at fiscal year-end by action of more than four-fifths in interest of Bagel Funding's members. Prior to the expiration of the Company's term as manager, Bagel Funding also has a three-person advisory committee, the members of which were nominated by the Company and approved by a majority in interest of Bagel Funding's members. None of the members of the advisory committee are officers, directors or employees of the Company. The advisory committee is required to approve any sale by Bagel Funding of an interest in an area developer and to determine the manner in which Bagel Funding's interests in an area developer should be voted on any merger, consolidation, sale of all or substantially all of the assets of the area developer or amendment of its governing documents. The advisory committee is also available to consult with the manager with respect to any matters requested by the manager concerning Bagel Funding's investments and has the power to resolve any questions with respect to potential conflicts of interest between Bagel Funding and the manager that may be presented to it by the manager. Bagel Funding's limited liability company agreement contains no specific provisions with respect to the resolution of potential conflicts of interest between Bagel Funding and its manager; however, resolution of such potential conflicts of interest will be governed by applicable Delaware law. The advisory committee has the authority to adopt rules and procedures not inconsistent with Bagel Funding's limited liability company agreement, relating to the conduct of the advisory committee's affairs. Actions taken by the advisory committee must be authorized by a majority of the persons then serving as advisory committee members. Each member of the advisory committee may designate from time to time an alternate and such alternate may attend any and all meetings of the advisory committee and otherwise may act in place of the member selecting such alternate.

  Effective April 21, 1997, or at such earlier time as the Company ceases to be the manager of Bagel Funding, each of the members of the advisory committee will become a manager of Bagel Funding and collectively will constitute the three-person board of managers. At such time the advisory committee of Bagel Funding will disband and all authority previously vested in the advisory committee will be vested in the board of managers. In addition, when the Company ceases to be the manager of Bagel Funding, the equity interests of Bagel Funding in the Company's area developers will automatically be converted from nonvoting equity interests to voting equity interests, which will have the power to select the manager or general partner, as applicable, of each of the Company's area developers.

  Bagel Funding has also acquired from the Company, for an aggregate purchase price of $45,000, warrants to acquire 1,012,500 shares of Common Stock of the Company having an exercise price of $6.47 per share (the "Bagel Funding Warrants"), or 11,250 shares of Common Stock for every $1.0 million of capital committed to Bagel Funding. The Bagel Funding Warrants have a term of five years. In the event the total capital ultimately contributed to Bagel Funding is less than $90.0 million or Bagel Funding is dissolved prior to the time all remaining capital commitments have been called, the number of shares purchasable upon exercise of the Bagel Funding Warrants will be adjusted based on the total amount of capital contributed or committed to be contributed to Bagel Funding less the amount of cash to be distributed to the members of Bagel Funding upon such dissolution. In the event of such a dissolution, the amount of capital committed to be contributed to Bagel Funding shall be deemed to be zero. Such adjustments to the number of shares covered by the Bagel Funding Warrants, if any, will be made by the Company (i) at the time that Bagel Funding may no longer accept additional capital subscriptions, (ii) at such time, if any, as any member of Bagel Funding fails to honor its commitment to contribute capital and (iii) immediately prior to any dissolution of Bagel Funding that occurs prior to the time all committed capital has been contributed to Bagel Funding, but only if the Warrants have not been distributed by Bagel Funding.

  Bagel Funding is required to distribute the Bagel Funding Warrants to its members on the later of (i) six months after the date of the closing of an underwritten initial public offering of the Company or (ii) four months after all committed capital has been contributed to Bagel Funding, but in no event later than the date that is six months prior to the expiration date of the Bagel Funding Warrants.

  Messrs. Scott Beck, Butler, Carlborg, Muehlstein, Ruth and Stanchak each own a direct equity interest in Bagel Funding. Such interests aggregate approximately 8.1% of the outstanding equity interest in Bagel Funding. Certain executive officers and directors of Boston Chicken own direct equity interests in Bagel Funding. Such interests, excluding interests owned by Scott Beck, aggregate approximately 16.3% of the outstanding equity interest in Bagel Funding.

INTERESTS IN AREA DEVELOPERS BY CERTAIN PERSONS

  BCE West Bagels, L.L.C. Effective November 26, 1995, the Company entered into a convertible secured loan agreement and an area development agreement with BCE West Bagels, L.L.C. ("Old BCE West") for the development of the following DMAs: Phoenix (excluding portions of California included in the Phoenix DMA); Tucson; Albuquerque/Santa Fe; Denver (excluding portions of South Dakota included in the Denver DMA); Colorado Springs; Las Vegas; and El Paso. Also effective November 26, 1995, the Company entered into a convertible secured loan agreement and an area development agreement with BCE SLC Bagels, L.L.C. ("BCE SLC") for the development of the Salt Lake City DMA. At the time of the consummation of such transactions, Lawrence Beck, Scott Beck's father, was the majority equity owner of Old BCE West and BCE SLC. In connection with the execution of such agreements, the Company sold to Old BCE West and BCE SLC the Company-operated stores and other assets located in certain of such DMAs at net book value for an aggregate purchase price of $1,432,519 and $3,719,625, respectively, pursuant to asset sale agreements, and entered into a franchise agreement for each such store. The Company realized no significant gain or loss on such sales. The Company believes that the terms of the agreements entered into with Old BCE West and BCE SLC are as favorable to the Company as the terms that could be negotiated with unrelated third parties.

  On December 29, 1995, Lawrence Beck sold to Bagel Funding 1,750,000 units of membership interest in each of Old BCE West and BCE SLC for an aggregate purchase price of approximately $3.5 million. The Company understands that Lawrence Beck did not realize any significant gain or loss on such sales. Lawrence Beck retained a minority equity interest in each of Old BCE West and BCE SLC, and an entity controlled by him remained the manager of each such entity.

  Effective January 29, 1996, BCE SLC acquired the assets of Old BCE West, BCE SLC was renamed BCE West, L.L.C. ("BCE West") and Old BCE West was dissolved.

  For the Company's 1995 fiscal year and the quarter ended April 21, 1996, BCE West (together with its predecessor, Old BCE West) paid to the Company an aggregate of $2,308,714 and $486,553, respectively, in development, franchise, royalty, real estate, software license, software maintenance, miscellaneous and accounting fees and deposits. For the quarter ended April 21, 1996, BCE West paid $80,200 in national and $135,266 in local advertising fund contributions. In addition, for such period, BCE West paid to the Company $193,734 in interest on its loan from the Company.

  Finest Bagels, L.L.C. Effective January 1, 1996, the Company entered into a convertible secured loan agreement and an area development agreement with Finest Bagels, L.L.C. ("Finest") for the development of the following DMAs:
St. Louis; Kansas City; and Minneapolis/St. Paul. Bagel Funding is the majority equity owner of Finest. In connection with the execution of such agreements, the Company sold to Finest the Company-operated stores and other assets located in certain of those DMAs at net book value for an aggregate purchase price of $6,216,545, pursuant to an asset sale agreement, and entered into a franchise agreement with Finest for each such store. The Company realized no significant gain or loss on such sale. For the Company's first quarter ended April 21, 1996, Finest paid to the Company an aggregate of $1,613,001 in development, franchise, royalty, real estate, software license, software maintenance, miscellaneous and accounting fees and deposits. For the quarter ended April 21, 1996, Finest paid $54,350 in national and $109,830 in local advertising fund contributions. In addition, for such period, Finest paid to the Company $74,717 in interest on its loan from the Company. The Company believes that the terms of the agreements entered into with Finest are as favorable to the Company as terms of agreements that could be negotiated by the Company with unrelated third parties.

  Einstein Bros. America, L.P. Effective March 25, 1996, the Company entered into a convertible secured loan agreement and an area development agreement with Einstein Bros. America, L.P. ("EBA") for the development of the following
DMAs: Milwaukee; Chicago; Detroit; Madison; Tampa/St. Petersburg/Sarasota; Orlando/Daytona Beach/Melbourne; Ft. Myers/Naples; Miami/Ft. Lauderdale; and West Palm Beach/Ft. Pierce. Bagel Funding is the majority equity owner of EBA. In connection with the execution of such agreements, the Company sold to EBA the Company-operated stores and other assets located in certain of those DMAs at net book value for an aggregate purchase price of $18,622,026, pursuant to an asset sale agreement, and entered into a franchise agreement with EBA for each such store. The Company realized no significant gain or loss on such sale. For the Company's first quarter ended April 21, 1996, EBA paid to the Company an aggregate of $5,392,331 in development, franchise, real estate fees, deposits and reimbursement of expenses.

  Effective June 17, 1996, EBA contributed to Great Lakes Bagels, L.L.C. ("Great Lakes") its assets located in the following DMAs: Milwaukee; Chicago; Detroit; and Madison (the "Great Lakes DMAs"). Upon such contribution, the equity interests in Great Lakes were distributed in redemption of a portion of the equity interests in EBA and EBA's name was changed to Gulfstream Bagels, L.P. ("Gulfstream"). At the same time, the Company entered into a convertible secured loan agreement and an area development agreement with Great Lakes for the development of the Great Lakes DMAs, and it modified the agreements it had previously entered into with Gulfstream to exclude the Great Lakes DMAs from such agreements.

  The Company believes that the terms of the agreements entered into with Gulfstream and Great Lakes are as favorable to the Company as terms of agreements that could be negotiated by the Company with unrelated third parties.

  Mayfair Bagels, L.L.C. On April 1, 1996, the Company entered into a convertible secured loan agreement and an area development agreement with Mayfair Bagels, L.L.C. ("Mayfair") for the development of a portion of the Baltimore and Washington, D.C. DMAs. Bagel Funding is the majority equity owner of Mayfair. In connection with the execution of such agreements, the Company sold to Mayfair certain assets located in certain of those DMAs at net book value for an aggregate purchase price of $249,084, pursuant to an asset sale agreement. The Company realized no significant gain or loss on such sale. For the Company's first quarter ended April 21, 1996, Mayfair paid to the Company an aggregate of $860,000 in deposits and reimbursement of expenses. The Company believes that the terms of the agreements entered into with Mayfair are as favorable to the Company as terms of agreements that could be negotiated by the Company with unrelated third parties.

  Liberty Foods, L.L.C. Effective May 6, 1996, the Company entered into a convertible secured loan agreement and an area development agreement with Liberty Foods, L.L.C. ("Liberty") for the development of the New York DMA. Bagel Funding is the majority equity owner of Liberty. In connection with the execution of such agreements, the Company sold to Liberty the Company-operated store and certain assets located in the DMA at net book value for an aggregate purchase price of $869,743, pursuant to an asset sale agreement, and entered into a franchise agreement with Liberty for such store. The Company realized no significant gain or loss on such sale. The Company believes that the terms of agreements entered into with Liberty are as favorable to the Company as terms of agreements that could be negotiated by the Company with unrelated third parties.

  Colonial Bagels, L.P. Effective June 17, 1996, the Company entered into a convertible secured loan agreement and an area development agreement with Colonial Bagels, L.L.C. ("Colonial") for the development of the following
DMAs: Boston; Burlington/Plattsburgh; Cleveland; Pittsburgh; Providence/New Bedford; and Springfield, MA. Bagel Funding is the majority equity owner of Colonial. Lawrence Beck owns a 50 percent interest in the general partner of Colonial. In connection with the execution of such agreements, the Company sold to Colonial certain assets located in certain of those DMAs at net book value for an aggregate purchase price of $72,377, pursuant to an asset sale agreement. The Company realized no significant gain or loss on such sale. The Company believes that the terms of agreements entered into with Colonial are as favorable to the Company as terms of agreements that could be negotiated by the Company with unrelated third parties.

  Noah's Pacific, L.L.C. Effective June 17, 1996, the Company entered into a convertible secured loan agreement and an area development agreement with Noah's Pacific, L.L.C. ("Noah's Pacific") for the development of the following
DMAs: Los Angeles; Portland; Seattle/Tacoma; and Las Vegas. Bagel Funding is the majority equity owner of Noah's Pacific. Noah Alper owns a minority equity interest in Noah's Pacific. In connection with the execution of such agreements, the Company sold to Noah's Pacific the Company-owned stores and certain assets located in certain of those DMAs at net book value for an aggregate purchase price of approximately $15.8 million, pursuant to an asset sale agreement, and entered into a franchise agreement with Noah's Pacific for each such store. The Company realized no significant gain or loss on such sale. The Company believes that the terms of agreements entered into with Noah's Pacific are as favorable to the Company as terms of agreements that could be negotiated by the Company with unrelated third parties.

  Noah's Bay Area Bagels, L.L.C. Effective July 15, 1996, the Company entered into a convertible secured loan agreement and an area development agreement with Noah's Bay Area Bagels, L.L.C. ("Noah's Bay Area") for the development of the following DMAs: San Francisco/Oakland/San Jose and Sacramento/Stockton/ Modesto. Bagel Funding is the majority equity owner of Noah's Bay Area. Noah Alper owns a minority equity interest in Noah's Bay Area. In connection with the execution of such agreements, the Company sold to Noah's Bay Area the Company-owned stores and certain assets located in those DMAs at net book value for an aggregate purchase price of approximately $13.6 million, pursuant to an asset sale agreement, and entered into a franchise agreement with Noah's Bay Area for each such store. The Company realized no significant gain or loss on such sale. The Company believes that the terms of the agreements entered into with Noah's Bay Area are as favorable to the Company as terms of agreements that could be negotiated by the Company with unrelated third parties.

  Philly Rose, L.P. On July 29, 1996, the Company entered into a convertible secured loan agreement and an area development agreement with Philly Rose, L.P. ("Philly Rose") for the development of the Philadelphia DMA. Bagel Funding is the majority equity owner of Philly Rose. In connection with the execution of such agreements, the Company sold to Philly Rose the Company-owned stores and certain assets located in such DMA at net book value for an aggregate purchase price of $375,455, pursuant to an asset sale agreement, and entered into a franchise agreement with Philly Rose for each such store. The Company realized no significant gain or loss on such sale. The Company believes that the terms of the agreements entered into with Philly Rose are as favorable to the Company as terms of agreements that could be negotiated by the Company with unrelated third parties.

  BCE West, Finest, Gulfstream, Great Lakes, Mayfair, Colonial, Noah's Pacific and Noah's Bay Area are each represented by Pedersen & Houpt, a law firm in which John Muehlstein, Jr., a director of the Company, is a partner.

AREA DEVELOPER WARRANTS

  On January 15, 1996, in connection with the formation of the Company's prospective area developers, the Company issued to eleven such entities warrants to acquire an aggregate of 1,237,050 shares of Common Stock of the Company, each at an exercise price per share of $6.47, as follows: BCE SLC (now named BCE West)-- 85,050 shares; Finest--77,175 shares; Great Lakes Bagels, L.L.C. ("Great Lakes")--108,225 shares; Liberty--100,350 shares; Mayfair--77,175 shares; NJ Rose Bagels, L.L.C. ("NJ Rose")--92,700 shares; NNYB, L.L.C. ("NNYB")--270,000 shares; P&L Bagels, L.L.C. ("P&L")--100,350 shares; P&L II Bagels, L.L.C. ("P&L II")--156,150 shares; R&A Bagels ("R&A")-- 92,700 shares; and Texas Bagels, L.L.C.--77,175 shares. The warrants issued to Great Lakes and R&A were transferred to EBA in connection with EBA's transactions with the Company. In addition, NNYB assigned warrants for 168,750 shares of Common Stock to Noah's Pacific in connection with Noah's Pacific's transactions with the Company, P&L assigned all of the warrants issued to it to Colonial in connection with Colonial's transactions with the Company and NJ Rose assigned all of the warrants issued to it to Philly Rose in connection with Philly Rose's transactions with the Company. See "--Interests in Area Developers by Certain Persons." Each warrant becomes exercisable by the holder thereof during the five-day period commencing on the date of entering into an area development agreement and secured loan agreement with the Company, and is exercisable only in its entirety. If an area development agreement and secured loan agreement are not entered into prior to July 15, 1997, each warrant expires as of such date. Lawrence Beck owns a majority equity interest in each of P&L and P&L II. As of July 30, 1996, each of the warrants granted to BCE West, Finest, Great Lakes, Liberty, Mayfair, NJ Rose, P&L and R&A, as well as the warrants transferred to Noah's Pacific, had been exercised.

EMPLOYMENT AND CONSULTING AGREEMENTS

  The Company has entered into a consulting agreement with Mr. Colangelo in connection with his resignation as President and Chief Executive Officer of the Company. See "Management--Management Compensation."

  On March 24, 1995, the Company entered into an employment agreement with Ms. Lozoff, pursuant to which Ms. Lozoff became Vice President--Design and Merchandising and a director of the Company. The employment agreement terminates August 1, 1998. Ms. Lozoff receives an annual salary of $125,000 and reimbursement of reasonable business expenses. In addition, at the time she entered into the employment agreement, Ms. Lozoff was granted options to purchase 42,483 shares of Common Stock under the Plan with an exercise price of $5.88 per share.

  On March 31, 1995, the Company entered into an employment agreement with Mr. Offerdahl, pursuant to which Mr. Offerdahl became Vice President of Operations--Southeast Zone and a director of the Company. The employment agreement terminates August 1, 1998. Mr. Offerdahl receives an annual salary of $125,000 per year and reimbursement of reasonable business expenses. In addition, at the time he entered into the employment agreement, Mr. Offerdahl was granted options to purchase 42,483 shares of Common Stock under the Plan with an exercise price of $5.88 per share.

  On March 31, 1995, the Company entered into a consulting agreement with Lynnora Offerdahl, Mr. Offerdahl's spouse, pursuant to which she provides information, advice and assistance concerning product development, restaurant design and general projects for the Company. The one-year consulting agreement is automatically renewed for additional one year periods unless terminated by either party upon 60 days' prior written notice. Ms. Offerdahl receives a monthly consulting fee of $5,000 and reimbursement of reasonable business expenses. In addition, at the time she entered into the consulting agreement, Ms. Offerdahl was granted options to purchase 42,483 shares of Common Stock under the Plan with an exercise price of $5.88 per share.

  On April 5, 1996, Mr. Goldston was elected President and Chief Executive Officer and a director of the Company. The Company has agreed to pay to Mr. Goldston a base salary of $360,000 per year, with a guaranteed bonus of $400,000 for fiscal year 1996. For fiscal year 1997, Mr. Goldston will be eligible for a $400,000 bonus, his receipt of which will be based upon the achievement of mutually agreed upon reasonable performance goals. In addition, the Company granted to Mr. Goldston options under the Plan to purchase 114,030 shares of Common Stock at an exercise price of $10.52 per share. Beginning in fiscal year 1997, and for each year thereafter as long as he remains an employee of the Company, Mr. Goldston will be eligible for an annual stock option grant under the Amended Plan to purchase, at a minimum, that number of shares of Common Stock that have an aggregate exercise price of $800,000. In connection with his employment, Mr. Goldston also purchased 28,508 shares of Common Stock at a price of $10.52 per share.

  Effective January 17, 1996, Boston Chicken employed Mr. Goldston to undertake various special projects for Boston Chicken. As an employee of Boston Chicken, Mr. Goldston receives an annual salary of $40,000 and is eligible to participate in Boston Chicken's employee stock option plan. Mr. Goldston has been granted options under that plan to purchase 100,000 shares of Boston Chicken common stock at an exercise price of $27.9375 per share. Boston Chicken has agreed to structure Mr. Goldston's future projects so that his employment with Boston Chicken will not interfere with his duties with the Company.

  In addition, in consideration for certain consulting services rendered to Boston Chicken by Mr. Goldston and the consulting firm of which Mr. Goldston was a principal, Boston Chicken has paid $1,818,086 for consulting services rendered during fiscal years 1995 and 1996 and granted an option (outside of the Boston Chicken employee option plan) to purchase 100,000 shares of Boston Chicken common stock at an exercise price of $16.00 per share. Boston Chicken has also granted to Mr. Goldston an option to purchase from Boston Chicken 344,673 shares of Common Stock at an exercise price of $6.38 per share.

  On July 1, 1996, the Company entered into a transition and consulting agreement with Mr. Craig in connection with his resignation as Chairman of the Board of the Company, pursuant to which Mr. Craig will continue as a full-time employee of the Company until June 30, 1997 and will provide consulting services to the Company for a period of one year thereafter. As an employee of the Company Mr. Craig will be paid approximately $3,600 bi-weekly through the end of fiscal 1996 and approximately $7,900 bi-weekly during the first six months of fiscal 1997. During the term of his employment, Mr. Craig will continue to participate in the Company's employee benefit plans, except that he will not be eligible to receive options under any of the Company's stock option plans.

BOWANA AVIATION, INC.

  During the 1995 fiscal year, the Company from time to time used airplanes owned by a company controlled by Scott Beck and Lawrence Beck, for which the Company incurred aggregate rental expense of $85,874 in such fiscal year. The Company believes that the terms of its use of the planes were at least as favorable to the Company as those it could have obtained from an unaffiliated party. The Company has entered into two subleases with Boston Chicken, pursuant to which the Company will be entitled to the non-exclusive use of aircraft leased by Boston Chicken from unaffiliated leasing companies. See "Relationship with Boston Chicken--Other Relationships Between Boston Chicken and the Company."

LOANS TO EXECUTIVE OFFICERS

  On August 9, 1995, the Company made a loan to Kyle T. Craig in the principal amount of $400,000, the proceeds of which were used by Mr. Craig to pay off a loan from Boston Chicken. Interest on the principal amount of the Company's loan to Mr. Craig accrues at the reference rate announced by Bank of America Illinois from time to time plus 1%. The principal balance of the loan and all accrued but unpaid interest thereon are due and payable upon demand.

  On March 31, 1995, in connection with the Company's acquisition of the assets of Offerdahl's (now known as OBG) the Company made a non-recourse loan to OBG in the principal amount of $437,497, the proceeds of which were used to purchase an aggregate of 74,345 shares of Common Stock, which shares secure the payment of principal and interest under such loan. Also on March 31, 1995, the Company made a non-recourse loan to OBG in the principal amount of $1,312,500, the proceeds of which were used to purchase an equity interest in BC Equity Funding, L.L.C., a Delaware limited liability company which invests in Boston Chicken area developers ("BCEF"), which equity interest secures the payment of principal and interest under such loan. Each loan described above accrues interest on the principal amount at the reference rate announced by Bank of America Illinois from time to time plus 1%. The principal balance of each loan and all accrued but unpaid interest thereon are due and payable on April 15, 2001, but may be required to be repaid earlier under certain circumstances.

  Also in connection with the Company's acquisition of the assets of Offerdahl's, on each of April 15, 1995, June 15, 1995, September 15, 1995 and January 15, 1996, the Company made an interest-free loan to OBG in the principal amount of $46,100, and on April 15, 1996, the Company made an additional interest-free loan to

OBG in the principal amount of $1,502,276. The proceeds of each such loan were used to satisfy income tax obligations arising from the acquisition. Each such loan is secured by units of membership interest in BCEF owned by OBG. The principal balance of each loan and all accrued but unpaid interest thereon are due and payable on April 15, 2001, but may be required to be repaid in whole or in part under certain circumstances.

OTHER RELATIONSHIPS

  Blind Faith, Inc., of which Ms. Lozoff and her spouse are the sole shareholders, leases to the Company the land and building on which a store is located. The Company subleases such land and building to one of its area developers. The annual rental payments under the lease and sublease, each of which terminates in May 2009, aggregate $72,000.

  Quantum Media International, Inc. ("Quantum"), of which Mr. Goldston was a director, performs advertising and marketing services for the Noah's New York Bagels brand. During 1995, Noah's paid Quantum an aggregate of approximately $188,000. Through May 1996, Noah's and the Company paid Quantum an aggregate of approximately $61,000. The Company intends to retain the services of Quantum for the Noah's New York Bagels brand during 1996.

CERTAIN TRANSACTIONS WITH BOSTON CHICKEN

  See "Risk Factors--Dependence on Boston Chicken," "Risk Factors--Control by and Conflicts of Interest with Boston Chicken" and "Relationship with Boston Chicken."

         PRINCIPAL STOCKHOLDERS AND SECURITIES OWNERSHIP OF MANAGEMENT

OWNERSHIP OF COMPANY COMMON STOCK

  The following table sets forth certain information regarding the beneficial ownership of Common Stock by each person known by the Company to be the beneficial owner of 5% or more of the outstanding Common Stock, by each of the Company's directors and the named executive officer and by all directors and executive officers of the Company as a group, as of July 30, 1996 and as adjusted for the sale by the Company of the shares in the Offerings. The beneficial ownership reflected in the following table is calculated in accordance with Section 13(d) of the Exchange Act. Unless otherwise indicated, ownership includes sole voting and investment power. As of such date, there were approximately 125 record holders of Common Stock. See "Concurrent Offerings" and "Capitalization."

                                                     SHARES         SHARES
                             SHARES BENEFICIALLY     TO BE    BENEFICIALLY OWNED
                               OWNED BEFORE THE    PURCHASED        AFTER
                                 OFFERINGS(1)        IN THE    THE OFFERINGS(1)
                             ----------------------CONCURRENT-------------------
         NAMES(2)              NUMBER     PERCENT  OFFERINGS    NUMBER   PERCENT
         --------            ------------ ------------------- ---------- -------
Boston Chicken, Inc.(3)....    15,307,421    66.7% 2,000,000  17,307,421  60.4%
Daniel V. Colangelo........       351,354    1.5         --      351,354   1.2%
Scott A. Beck(4)...........        49,659      *       3,750      53,409    *
Noah C. Alper(5)...........        93,600      *         --       93,600    *
Mark R. Goldston(6)........       145,697      *       3,750     149,447    *
David G. Stanchak..........        25,491      *       3,750      29,241    *
Kyle T. Craig..............        47,581      *         --       47,581    *
M. Laird Koldyke(7)........       424,827    1.9         --      424,827   1.5%
Gail A. Lozoff(8)..........       577,998    2.5         --      577,998   2.0%
John H. Muehlstein, Jr.(9).       678,661    3.0       3,750     682,411   2.4%
John A. Offerdahl(10)......       894,493    3.9         --      894,493   3.1%
Lloyd D. Ruth(11)..........       212,414      *       3,750     216,164    *
All directors and executive
 officers as a group
 (excluding Mr.
 Colangelo)(15 persons)....     3,318,116    14.4%    35,500   3,353,616  11.6%

- --------
*Less than 1%.

 (1) Includes shares subject to options granted by the Company which are exercisable within 60 days of July 30, 1996 as follows: Mr. Craig--5,098; Mr. Stanchak--4,248; Mr. Offerdahl--4,248; and all executive officers and directors as group--27,358.
 (2) Unless otherwise indicated, the address of such person is c/o Einstein/Noah Bagel Corp., 1526 Cole Boulevard, Suite 200, Golden, Colorado 80401. The address for each of Boston Chicken and Scott Beck is 14103 Denver West Parkway, Golden, Colorado 80401-4086.

 (3) Includes 701,177 shares of Common Stock on which Boston Chicken has granted options to purchase such shares to certain individuals (including Mr. Goldston), of which options to purchase 152,840 shares of Common Stock are exercisable within 60 days of July 30, 1996. Includes 510,246 shares of Common Stock owned by BCEF, of which Boston Chicken is the manager. See "Relationship with Boston Chicken--Loan Agreement."
 (4) Excludes the aggregate number of shares of Common Stock shown above as owned by Boston Chicken that may be deemed to be beneficially owned by Scott Beck because he may be deemed to be an affiliate of Boston Chicken. Mr. Beck disclaims any beneficial ownership of such shares.

 (5) Represents 93,600 shares held by a trust, of which Mr. Alper is a trustee and a beneficiary.

 (6) Includes 117,189 shares of Common Stock subject to options from Boston Chicken which were currently exercisable as of July 30, 1996.

 (7) Represents 424,827 shares of Common Stock held by Frontenac, the general partner of which is an entity of which Mr. Koldyke is a general partner. Frontenac's address is 135 S. La Salle Street, Suite 3800, Chicago, Illinois 60603.

 (8) Includes 573,750 shares of Common Stock held by B&B (formerly Bagel & Bagel), of which Ms. Lozoff's spouse is the sole stockholder.

 (9) Represents shares of Common Stock held by Pedersen Bagel, of which Mr. Muehlstein is a general partner. Pedersen Bagel's address is 161 N. Clark St., Suite 3100, Chicago, Illinois 60601.

(10) Includes 885,997 shares of Common Stock held by OBG and 4,248 shares beneficially owned by Mr. Offerdahl's spouse, which are subject to options from the Company that were exercisable as of July 30, 1996. OBG's address is 1801 Clint Moore Road, Suite 215, Boca Raton, Florida 33487.

(11) Includes 206,514 shares of Common Stock held by Marquette and 5,900 shares of Common Stock held by MVP II, the general partner of each of which is an entity of which Mr. Ruth is a general partner. The address for each of Marquette and MVP II is 520 Lake Cook Road, Suite 450, Deerfield, Illinois 60015.

PERSONAL HOLDING COMPANY TAX

  Under Section 541 of the Internal Revenue Code, a personal holding company is subject to a 39.6% tax on its undistributed personal holding company income (the "PHC Tax"). In order to be considered a personal holding company in any taxable year, a corporation must satisfy two tests. First, at any time during the last half of the taxable year more than 50% in value of its outstanding stock must be owned, directly or indirectly, by or for not more than five individuals (the "Stock Ownership Test"). Second, at least 60% of its adjusted gross income for the taxable year must be personal holding company income, which generally consists of passive forms of income such as dividends, interest, rents and royalties, as defined for tax purposes, but not including income from the provision of services (the "Income Test"). Although the ownership of Boston Chicken is attributed to its stockholders for purposes of such calculation, certain attribution rules that are included as part of the Stock Ownership Test could result in the Stock Ownership Test being satisfied in the case of the Company. The Company believes that the nature of its activities and its expected sources of income during 1996 will be such that the Income Test will not be satisfied and consequently that the PHC Tax will not apply for its 1996 taxable year. Because the Company intends to utilize area developers financed in part by the Company from which it will receive interest and certain royalty income, there can be no assurance that the Company will not meet the Income Test in future years.

OWNERSHIP OF BOSTON CHICKEN COMMON STOCK

  The following table sets forth certain information regarding the beneficial ownership of Boston Chicken's common stock as of July 8, 1996 by the Company's directors and the named executive officer and all directors and executive officers as a group. The beneficial ownership reflected in the following table is calculated in accordance with Section 13(d) of the Exchange Act. Unless otherwise indicated, ownership includes sole voting and investment power.

                                                              NUMBER OF SHARES
                                                                BENEFICIALLY
                                                                 OWNED(1)(2)
                                                              -----------------
                  NAME OF BENEFICIAL OWNER                     NUMBER   PERCENT
                  ------------------------                    --------- -------
Daniel V. Colangelo..........................................         0     *
Scott A. Beck................................................ 6,564,410  10.3%
Mark R. Goldston.............................................    50,000     *
David G. Stanchak............................................   427,730     *
Noah C. Alper................................................         0     *
Kyle T. Craig................................................    75,173     *
M. Laird Koldyke.............................................         0     *
Gail A. Lozoff (3)...........................................   291,177     *
John H. Muehlstein, Jr.......................................     5,000     *
John A. Offerdahl (4)........................................    77,589     *
Lloyd D. Ruth................................................         0     *
All directors and executive officers as a group (excluding
 Mr. Colangelo) (15 persons)................................. 7,934,946  12.4%

- --------
*Less than 1%.
(1) Includes shares subject to options which are exercisable within 60 days of July 8, 1996 as follows: Mr. Scott Beck--543,025; Mr. Craig--48,025; Mr. Goldston--50,000; Mr. Stanchak--108,424; and all executive officers and directors as a group (including such individuals)--901,060. Options granted to Messrs. Craig and Stanchak by Boston Chicken continue to vest pursuant to their respective consulting agreements with Boston Chicken.
(2) Excludes an aggregate of 4,360,687 of the 6,711,350 shares of common stock of Boston Chicken beneficially owned by BC Midwest Trust and certain partnerships, which shares may be deemed to be beneficially owned by Scott Beck by virtue of his ownership of shares of BC Midwest, Inc., the trustee of BC Midwest Trust and the general partner of such partnerships. Mr. Beck disclaims beneficial ownership with respect to all of such shares because such shares exceed his pecuniary interest of 2,350,663 shares as a beneficiary of BC Midwest Trust, as a limited partner of such partnerships and as a stockholder of BC Midwest, Inc.
(3) Represents shares owned by B&B.
(4) Represents shares owned by OBG.

                       RELATIONSHIP WITH BOSTON CHICKEN

  During 1994 and 1995 Boston Chicken spent substantial amounts of time and resources investigating the potential of the bagel business. In March 1995, Boston Chicken made an investment in the Company in the form of a convertible secured loan and sold to the Company at net book value certain assets and certain know-how and agreements. On June 17, 1996, Boston Chicken converted the loan into shares of Common Stock, as more fully described below. Also in March 1995, Boston Chicken and the Company entered into fee service agreements pursuant to which Boston Chicken has provided the Company with certain multi-unit retail infrastructure support, including accounting and administration services, financial services, real estate services and computer and communications services. Any of the foregoing fee service agreements which remain in effect may be changed at any time, as may be agreed by Boston Chicken and the Company. See "Risk Factors--Control by and Conflicts of Interest with Boston Chicken."

  The loan agreement between Boston Chicken and the Company, each of the other agreements referred to above and other agreements between the Company and Boston Chicken, are summarized below and are attached as exhibits to the Registration Statement of which this Prospectus is a part.

 LOAN AGREEMENT

  On March 24, 1995, Boston Chicken made a senior secured convertible loan to the Company, secured by substantially all of the Company's and its subsidiaries' assets, pursuant to which the Company could draw on a line of credit through March 1998, in order to provide partial funding for store development and working capital. In February 1996, in connection with the Noah's acquisition, Boston Chicken increased the amount available under the loan from $80.0 million to $120.0 million. Also in February 1996, Boston Chicken provided a $25.0 million bridge loan to the Company (later increased to $40.0 million), which was repaid by the Company upon the closing of the Company's secured revolving credit facility. On May 9, 1996, Boston Chicken and the Company amended the convertible loan agreement to include a $14.0 million non-convertible facility, which was subsequently increased to $50.0 million. On June 17, 1996, pursuant to the terms of the convertible loan agreement, Boston Chicken converted $80.0 million outstanding under the loan into Common Stock at a conversion price of $6.38 per share, and converted the remaining $40.0 million outstanding under the loan into Common Stock at a conversion price of $14.42 per share. The Company issued an aggregate of 15,307,421 shares of Common Stock in the Loan Conversion, including 510,246 shares issued to BCEF pursuant to its participation interest in the convertible loan, which interest is described below. As of July 30, 1996, approximately $20.0 million was outstanding under the non-convertible loan facility. Interest on the non-convertible loan is based on the reference rate of Bank of America Illinois plus 1.0%. Any borrowings outstanding under the Company's non-convertible loan facility from Boston Chicken are payable on June 15, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 7 of Notes to the Company's Audited Consolidated Financial Statements.

  Boston Chicken may satisfy a portion of its funding obligations under the loan agreement in cash or in shares of Boston Chicken common stock. Boston Chicken has agreed to guarantee the price of any shares of Boston Chicken common stock delivered to the Company in satisfaction of Boston Chicken's obligations under the loan agreement and thereafter sold by the Company. Boston Chicken's obligation to guarantee the selling price of the shares is contingent upon the Company selling all of the shares of Boston Chicken common stock received by it with respect to a particular advance within the first seven trading days after the advance date in one or more bona fide broker's or market maker transactions through or to Merrill Lynch to one or more persons not affiliated with, related to, or associated with the Company. As of July 30, 1996 Boston Chicken had issued to the Company, and the Company had sold in the over-the-counter market, through Merrill Lynch acting as broker, 2,701,615 shares of registered Boston Chicken common stock for aggregate proceeds of approximately $88.0 million.

  In April 1996, Boston Chicken sold a $4 million undivided interest in the convertible loan to BCEF pursuant to a participation agreement. BCEF's interest in the convertible loan included the pro rata participation by BCEF in the principal, interest and security of the loan and the conversion and option rights of Boston Chicken under such loan. In connection with the conversion and option rights, two-thirds of BCEF's participation interest was convertible into Common Stock at a conversion price of $6.38 per share and the remaining one-third had a conversion price of $14.42 per share. BCEF had no independent right to exercise any conversion or option rights with respect to its participation interest, or to cause Boston Chicken to exercise such conversion or option rights. Upon conversion of the convertible loan by Boston Chicken, BCEF received 510,246 shares of Common Stock. The shares of Common Stock acquired by BCEF upon Boston Chicken's conversion of the loan may not be transferred by BCEF without providing Boston Chicken prior notice and the opportunity to purchase such shares for, at the option of Boston Chicken, cash or registered shares of Boston Chicken common stock. Certain executive officers and directors of the Company own in the aggregate less than 10% of the outstanding equity interests of BCEF.

  In connection with the closing of the Company's secured revolving credit facility with Bank of America Illinois, Boston Chicken agreed to subordinate all of its loans to the Company, both convertible and non-convertible, to all indebtedness under the Company's secured revolving credit facility, and further agreed to release its security interest in the assets of the Company.

CONCURRENT PRIVATE PLACEMENT AGREEMENT AND REGISTRATION AGREEMENT

  Concurrent with the consummation of the Initial Public Offering and the Concurrent Public Offering, the Company expects to enter into a concurrent private placement agreement with Boston Chicken (the "Concurrent Private Placement Agreement"), pursuant to which Boston Chicken would purchase 2,000,000 shares of Common Stock at the initial public offering price per share, net of underwriting discount. The Concurrent Private Placement Agreement includes customary terms and provisions, representations and warranties and indemnification obligations. In addition, the Concurrent Private Placement Agreement would permit Boston Chicken to maintain ownership of shares of Common Stock having up to 52% of the voting power of all of the outstanding shares of capital stock of the Company having the power generally to vote in the election of directors pursuant to an option (the "BCI Option") to purchase newly issued shares of Common Stock for cash or registered shares of Boston Chicken common stock at a per share exercise price equal to the (i) the weighted average price per share at which the Common Stock was issued or sold in a transaction pursuant to which the BCI Option becomes exercisable, in the case of a transaction in which such price per share is readily ascertainable, or (ii) in all other cases, the average of the closing sale prices for the Common Stock on the Nasdaq National Market (or such other principal exchange or market on which the Common Stock may then be trading) for the five trading days ending on the fifth trading day prior to the date of the transaction pursuant to which the BCI Option becomes exercisable, but subject in each case to adjustments for issuances of shares of Common Stock in connection with recapitalizations, dividends, stock splits, consolidations of shares and other diluting events. In the event payment is made in registered shares of Boston Chicken common stock, Boston Chicken will guarantee the price at which those shares can be sold at the market within a limited time period. The BCI Option will terminate if (i) Boston Chicken sells or transfers shares of Common Stock and as a result owns less than a majority of the then outstanding shares of the Company's voting stock or (ii) the percentage of outstanding shares of voting stock of the Company owned by Boston Chicken is reduced below 50% other than as a result of Boston Chicken's voluntary sale or transfer of shares of Common Stock and Boston Chicken fails to acquire a sufficient number of shares of Common Stock so that it owns at least a majority of the then outstanding shares of voting stock of the Company by July 31 of the calendar year next following the calendar year in which such reduction occurs. In addition, the percentage ownership level of 52% is subject to reduction to the extent voluntary sales or transfers by Boston Chicken reduce its ownership of the outstanding shares of voting stock of the Company to less than 52% but do not otherwise result in termination of the BCI Option. The Concurrent Private Placement Agreement prohibits the Company from taking certain actions without the consent of Boston Chicken as long as the BCI Option has not terminated, including altering any rights attaching to the Common Stock, offering or issuing any equity securities or debt securities convertible into equity securities, in either case other than Common Stock, distributing assets or securities of the Company having a fair market value in excess of 10% of the Company's consolidated gross assets or consolidated gross revenues measured as of the immediately preceding fiscal year end, and filing a petition in bankruptcy.

  In connection with the Concurrent Private Placement Agreement, the Company also expects to enter into a registration agreement with Boston Chicken (the "Boston Chicken Registration Agreement"), pursuant to which the Company would grant to Boston Chicken five demand and unlimited piggyback registration rights under the Securities Act with respect to the shares of Common Stock purchased by Boston Chicken in the Concurrent Private Placement or otherwise owned by it, including shares of Common Stock subject to the BCI Option for which the Company will bear substantially all of the expenses in connection with such registrations (other than underwriting discounts or commissions). The Boston Chicken Registration Agreement will supersede the rights of Boston Chicken under the Stockholder Registration Agreement. Boston Chicken's demand registration rights under the Boston Chicken Registration Agreement are not exercisable by it until the earlier of (i) the date on which the Company requests the effectiveness of the resale registration statement under the Stockholder Registration Agreement or (ii) 13 months after the closing of the Offerings. In addition, the Company has agreed in connection with Boston Chicken's first demand registration, to waive the requirement of the Stockholder Registration Agreement, if it is still applicable, that the holders of the Registrable Securities agree not to sell up to 30% of such Registrable Securities for certain periods and Boston Chicken has agreed to consent to such waiver. The Company has obtained from the parties to the Stockholder Registration Agreement a waiver of the provision of such agreement prohibiting the Company from granting registration rights superior to those granted under such agreement, and a consent to the grant by the Company to Boston Chicken of registration rights pursuant to the Boston Chicken Registration Agreement. See "Certain Transactions--Registration Rights" and "Shares Eligible for Future Sale."

  The Concurrent Private Placement Agreement and the Boston Chicken Registration Agreement are exhibits to the Registration Statement of which this Prospectus is a part.

 ASSIGNMENT AND REIMBURSEMENT AGREEMENT

  On March 24, 1995, Boston Chicken and the Company entered into an assignment and reimbursement agreement, pursuant to which Boston Chicken assigned to the Company certain intellectual property rights relating to the development, manufacture and sale of bagels and bagel-related products (the "Bagel Rights") and certain rights under contracts to which Boston Chicken was a party, including Boston Chicken's rights under a lease of office space in Golden, Colorado that is currently used as the Company's support center (the "Bagel Contracts"). The Company paid to Boston Chicken an aggregate of $1,160,334 in consideration for certain assets and Boston Chicken's assignment of the Bagel Rights and the Bagel Contracts, and in reimbursement of certain costs and expenses paid by Boston Chicken in connection with the development and creation of the Company and certain of its relationships, the development or acquisition of the Bagel Rights, the negotiation of the Bagel Contracts and the costs associated with transferring certain employees from Boston Chicken to the Company. The Company also agreed to assume Boston Chicken's liabilities and obligations under the Bagel Contracts and in connection with the other activities performed by Boston Chicken for which the Company reimbursed Boston Chicken.

 ACCOUNTING AND ADMINISTRATION SERVICES AGREEMENT

  On March 24, 1995, Boston Chicken and the Company entered into an accounting and administration services agreement, subsequently amended and restated in May 1996 and June 1996 to incorporate minor changes to such agreement (the "Accounting and Administration Services Agreement"), pursuant to which Boston Chicken has agreed to assist the Company, its subsidiaries and its area developers in performing certain services, including maintaining accounting records, performing accounting activities, preparing financial reports, administering options, establishing and administering employee benefits, human resources, insurance and recordkeeping services, assisting with lease negotiations, maintaining lease files and complying with reporting obligations thereunder, and providing certain other administrative support services.

  In consideration for such assistance, the Company has agreed to pay to Boston Chicken a base fee of $30,000 for each four-week accounting period, and to cause each Entity (defined below) to pay a supplemental base fee of $4,500 for each accounting period for services to each area developer or business unit of the Company (each such area developer or business unit being herein sometimes referred to as an "Entity"), which fees may be increased cumulatively not more than 10% per fiscal year by Boston Chicken. The Accounting and Administration Services Agreement also provides for a per store fee, ranging from $850 per four-week accounting period if the Company or Entity operates fewer than twelve bagel stores, to $350 per four-week accounting period if the Company or Entity operates more than 200 bagel stores (which range of per store fees may be reduced to a range from $700 to $250 upon compliance with certain reporting requirements, administrative procedure compliance requirements and timeliness deadlines established by Boston Chicken). The Company has also agreed to reimburse Boston Chicken for all non-ordinary, out-of-pocket expenses incurred by Boston Chicken or its affiliates in connection with the Accounting and Administration Services Agreement. All such expenses in excess of $50,000 must be approved by the Company prior to being incurred. Pursuant to the Accounting and Administration Services Agreement, the Company paid to Boston Chicken in fiscal year 1995 fees aggregating $489,750.

  The Accounting and Administration Services Agreement has a term of three years and may be terminated by the Company or Boston Chicken upon 180 days' prior written notice. In addition, Boston Chicken may terminate the agreement without notice 15 days after giving notice of non-payment of the fees provided for in the agreement, unless such non-payment is cured within such 15-day period.

 FINANCIAL SERVICES AGREEMENT

  On March 24, 1995, Boston Chicken and the Company entered into a financial services agreement, (as amended, the "Financial Services Agreement"), pursuant to which Boston Chicken agreed to provide certain financial services to the Company and its area developers, including identification and analysis of possible transactions and related financial and strategic advice, assistance in budget and forecast preparation, consultations and advice as to presentations, discussions and disclosures to financial analysts and the financial press, and advice concerning crisis management and control. In consideration for such financial services, the Company agreed to pay to Boston Chicken financial services fees aggregating $500,000 for fiscal year 1995 and approximately $96,000 for fiscal year 1996. The Company also agreed to reimburse Boston Chicken for all non-ordinary, out-of-pocket expenses incurred by Boston Chicken or its affiliates in connection with the Financial Services Agreement. All such expenses in excess of $50,000 were required to be approved by the Company prior to being incurred. The Financial Services Agreement was terminated effective as of May 20, 1996.

 REAL ESTATE SERVICES AGREEMENT

  On March 24, 1995, Boston Chicken and the Company entered into a real estate services agreement, subsequently amended and restated in May 1996 to make minor changes to such agreement (the "Real Estate Services Agreement"), pursuant to which Boston Chicken agreed to assist the Company, its subsidiaries and its area developers in conducting certain real estate-related activities, including site analysis, advisory services regarding customer trade area studies and other real estate matters. In consideration for such real estate services, the Company agreed to pay a general real estate advisory fee of $5,000 for each bagel store location proposed to be owned, operated, leased or franchised by the Company or any of its area developers or subsidiaries. The Company also agreed that the Company and its subsidiaries would pay Boston Chicken's regular fees for customer area trade studies, market development plans, and demographic and census reports, charts and maps (which fees were subject to change from time to time by Boston Chicken). The Company also agreed to reimburse Boston Chicken for all non-ordinary, out-of-pocket expenses incurred by Boston Chicken or its affiliates in connection with the Real Estate Services Agreement. All such expenses in excess of $50,000 were required to be approved by the Company prior to being incurred. Pursuant to the Real Estate Services Agreement, the Company paid to Boston Chicken in fiscal year 1995 fees aggregating $280,000. The Real Estate Services Agreement was terminated effective as of June 17, 1996.

 COMPUTER AND COMMUNICATIONS SYSTEMS SERVICES AGREEMENTS

  On March 24, 1995, Boston Chicken and the Company entered into the Computer Services Agreement, subsequently amended and restated in May 1996 and June 1996 to make certain changes to such agreement, pursuant to which (i) the Company has agreed to acquire communications and computer systems or hardware specified or required from time to time by Boston Chicken for use by the Company and its subsidiaries and area developers (except for Noah's Pacific an area developer of the Company operating Noah's New York Bagels stores, which has entered into a separate agreement with Boston Chicken for computer systems conversion and services as more fully described below), (ii) Boston Chicken has licensed the Company to use retail store-level computer software programs and certain other computer software programs in connection with various support and control functions (which the Company has agreed to use exclusively, along with other software specified by Boston Chicken), and (iii) Boston Chicken has agreed to provide certain computer and communications support services. In consideration for such license and provision of services, the Company has agreed to pay, and to cause each of its subsidiaries and area developers to pay, to Boston Chicken a one-time license fee of $15,000 per bagel store. In addition, the Company agreed to pay fees aggregating $156,000 for certain real estate software, fees aggregating $156,000 for certain Lotus Notes Database(R) templates and fees aggregating $156,000 for certain structured report software. In addition, the Company has agreed to pay to Boston Chicken, for data center and network service operations and support of certain infrastructure programs, $750,000 for each of the 1996, 1997 and 1998 fiscal years and 0.25% of net systemwide revenue of the Company, its subsidiaries and its area developers (excluding the revenue derived from Noah's New York Bagels stores) for each of the 1999 and 2000 fiscal years. The Company has also agreed to pay, and to cause each of its subsidiaries and area developers to pay, to Boston Chicken a software maintenance and support service fee of $323 for each of Boston Chicken's four-week accounting periods for each installed copy of certain software licensed from Boston Chicken, which fee may be increased by Boston Chicken at any time at its option. The Company has also agreed to compensate Boston Chicken at hourly rates for performance of support services not otherwise covered by the foregoing fees and to incur certain additional amounts as may be needed to modify, enhance or replace computer or communications systems or computer software, some of which amounts may be payable to Boston Chicken. The Company has also agreed to reimburse Boston Chicken for certain costs and expenses incurred by Boston Chicken in connection with the Computer Services Agreement. Pursuant to the Computer Services Agreement, the Company, its subsidiaries and area developers paid to Boston Chicken in fiscal year 1995 fees aggregating $234,823.

  The Computer Services Agreement has a term of five years and may be terminated by the Company or Boston Chicken upon one year prior written notice. In addition, Boston Chicken may terminate the agreement without notice 15 days after giving notice of non-payment of the fees provided for in the agreement, unless such non-payment is cured within such 15-day period.

  In June 1996, Noah's Pacific and Boston Chicken entered into a computer and communications systems conversion and services agreement (the "Noah's Pacific Agreement") substantially similar to the Computer Services Agreement with respect to the systems and hardware acquired by Noah's Pacific and the computer and communications support services provided by Boston Chicken. The Noah's Pacific Agreement provides that Boston Chicken will provide certain conversion assistance to Noah's Pacific and Noah's Bay Area, L.L.C. ("Noah's Bay Area"), an entity which has entered into an area development agreement and franchise agreements with the Company for the development and operation of additional Noah's New York Bagels stores and for which Noah's Pacific performs certain services. The conversion services provided by Boston Chicken under the Noah's Pacific Agreement include assisting with the development of a conversion plan and timetable for converting the Noah's Pacific system to the Company's system, the development of employee training materials, programs and processes and customizing and adapting the Company's systems and software programs for use in connection with the development and operation of Noah's New York Bagels stores. In consideration of the conversion assistance, software support and other services to be provided by Boston Chicken pursuant to the Noah's Pacific Agreement, Noah's Pacific has agreed to pay to Boston Chicken $1.5 million for the period beginning June 17, 1996 and ending December 29, 1996, $3.0 million for each of Boston Chicken's 1997 and 1998 fiscal years and, for each of Boston Chicken's accounting periods in fiscal 1999 and 2000, an amount equal to 0.5% of the combined Royalty Base Revenue of all stores owned by Noah's Pacific, Noah's Bay Area or their subsidiaries or affiliates which are operating during any such accounting period.

  The Noah's Pacific Agreement terminates at the end of Boston Chicken's fiscal year 2000. In addition, Boston Chicken may terminate the agreement without notice (i) 15 days after giving notice of non-payment of the fees provided for in the agreement, unless such non-payment is cured within such 15-day period and (ii) if Noah's Pacific breaches any provision of the agreement or, as to a particular store owned and operated by Noah's Pacific or Noah's Bay Area, if the franchise agreement covering the operation of the store is terminated for any reason.

 OTHER RELATIONSHIPS BETWEEN BOSTON CHICKEN AND THE COMPANY

  Pursuant to subscription agreements and certain other agreements entered into upon the formation of the Company, the stockholders of the Company agreed to vote their shares in favor of three persons designated by Boston Chicken as directors of the Company. The Company currently has ten directors, including the following designees of Boston Chicken: Scott Beck, Kyle Craig and David Stanchak. Boston Chicken did not designate nominees for the 1996 election of directors. In addition, certain officers of the Company were previously officers or employees of Boston Chicken. See "Management."

  The Company has from time to time purchased from Boston Chicken shares of Boston Chicken common stock for delivery by the Company in connection with acquisitions of other businesses by the Company. In addition to shares of Boston Chicken common stock funded by Boston Chicken under the loan agreement, during the period from March 24, 1995 through August 10, 1995, the Company also purchased an aggregate of 1,298,958 shares of Boston Chicken common stock in connection with such acquisitions, having an aggregate market value, measured as of the respective dates such shares were acquired, of approximately $23.4 million. See "Certain Transactions--Formation of the Company and Subsequent Acquisitions." The Company may from time to time acquire shares of common stock, or other securities, of Boston Chicken for such purposes in the future. See also "--Loan Agreement."

  In connection with the formation of the Company, the Company granted options to purchase an aggregate of 224,300 shares of Common Stock to certain officers and employees of Boston Chicken at an exercise price of $5.88 per share. Of such shares, 50,978 shares are subject to options granted to executive officers of Boston Chicken as follows: Mark W. Stephens, Vice Chairman of the Board and Chief Financial Officer, 15,294 shares; Thomas R. Sprague, Executive Vice President, 15,294 shares; Donald J. Bingle, Vice President, General Counsel and Secretary, 10,195 shares; and Mark A. Link, Vice President-- Financial Reporting, 10,195 shares.

  In July 1996, the Company, as tenant, entered into a lease with Boston Chicken, as landlord, for approximately 38,000 square feet of office space (and certain common areas, including parking areas) located in Golden, Colorado to which the Company intends to relocate its support center facility. The lease commences on September 1, 1996 and has a 15-year term, renewable for two consecutive five-year terms. The lease provides for initial rent of approximately $38,000 per month to be increased by 15% every five years during the initial term and any renewal term of the lease. Under the lease, the Company has agreed that, in the event Boston Chicken enters into a sale/leaseback transaction with any third party, the Company will, at Boston Chicken's option, amend the amount of rental payments under the lease to equal 40% of the rental amounts agreed to be paid by Boston Chicken pursuant to such a transaction. The lease is a "triple net" lease, which requires the Company to pay its proportionate share of costs associated with the property, building and common areas related to the leased premises, including, without limitation, real estate taxes, maintenance costs and insurance premiums. In addition, the Company is required to pay to Boston Chicken an administrative and management fee not to exceed 15% of such costs. Under the terms of the lease, the Company is required to procure and maintain comprehensive commercial liability and property damage insurance for the leased premises. The lease contains other provisions typical of commercial leases generally, including indemnification provisions, a prohibition against subleasing without landlord consent and standard provisions relating to defaults under the lease and remedies available upon default. The Company believes the terms and provisions of the lease, including the rent payable thereunder, are at least as favorable to the Company as those it could have obtained from an unaffiliated third party.

  The Company is a party to two subleases with Boston Chicken, pursuant to which the Company is entitled to the non-exclusive use of aircraft leased by Boston Chicken from unaffiliated leasing companies. Under the subleases, the Company is obligated to pay to Boston Chicken between $1,900 and $2,800 (depending on the type of aircraft) for each hour of flight time such aircraft is used by the Company. There is no minimum monthly use requirement or lease payment under either of the subleases, and both subleases may be terminated by either party upon 30 days' written notice. The Company believes that costs incurred by it under the subleases are lower than the costs it would incur to lease and maintain its own aircraft from an unaffiliated third party lessor and slightly higher than the costs it would incur to charter individual aircraft on a spot-basis from unaffiliated third party lessors. However, the Company believes that such higher costs are reasonably related to the benefits to the Company from the subleases, including aircraft availability and higher maintenance standards, that it would not realize from charter arrangements with unaffiliated third party lessors.

  See also "Risk Factors--Dependence on Boston Chicken," "Risk Factors-- Control by and Conflicts of Interest with Boston Chicken" and "Certain Transactions."

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 200 million shares of Common Stock, $.01 par value per share, and 20 million shares of preferred stock, $.01 par value per share (the "Preferred Stock"). Upon completion of the Offerings, approximately 28,577,000 shares of Common Stock and no shares of Preferred Stock will be issued and outstanding. The following description is a summary of the provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), and its Amended and Restated Bylaws (the "Bylaws"), copies of which are exhibits to the Registration Statement of which this Prospectus is a part. See "Risk Factors-- Anti-Takeover Effect of Charter and Statutory Provisions."

COMMON STOCK

  Except as required by law or by the Certificate of Incorporation, holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors and are not permitted to act by written consent. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution, or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon consummation of the Offerings will be, fully paid and nonassessable. The board of directors may issue additional authorized shares of Common Stock without further action by the stockholders.

PREFERRED STOCK

  The board of directors has the authority, without further action by the stockholders, to issue up to 20 million shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of such series. However, pursuant to the Certificate of Incorporation, the holders of Preferred Stock would not have cumulative voting rights with respect to the election of directors. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring, or preventing a change in control of the Company.

  On August 10, 1995, the Company issued the Preferred Shares in connection with the acquisition of Baltimore Bagel. Each of the Preferred Shares has a liquidation preference of $1,000 and pays annual dividends of $60.00. Upon completion of the Offerings, each Preferred Share will automatically be converted into that number of shares of Common Stock derived by dividing $1,000 plus accrued and unpaid dividends by 80% of the initial public offering price per share. The Preferred Shares are redeemable at the option of the Company at any time after February 10, 1999, at a price per share equal to $1,250 plus accrued and unpaid dividends. In addition, a majority of the holders of the Preferred Shares may require the Company to redeem one-third of such shares on each of February 28, 1998, May 1, 1998 and August 1, 1998, at a price per share of $1,250 plus accrued and unpaid dividends. The Preferred Shares are also redeemable by the holders in the event the Company has failed to pay three consecutive quarterly dividends at a price of $1,250 per share plus accrued and unpaid dividends.

  The Company has no present plan to issue any additional shares of Preferred Stock.

TRANSFER AGENT

  The transfer agent and registrar for the Common Stock is LaSalle National Trust, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offerings, there has been no market for the Common Stock of the Company. No predictions can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for future sale, will have on the market price for shares prevailing from time to time. Sales of substantial amounts of Common Stock in the public market following the Offerings could adversely affect the market price of the Common Stock.

  Upon completion of the Offerings, the Company will have approximately 28,577,000 shares of Common Stock outstanding (approximately 28,982,000 shares if the Underwriters' over-allotment option is exercised in full). The shares of Common Stock offered in the Initial Public Offering and the Concurrent Public Offering will be freely tradable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction or registration under the Securities Act, except that the purchasers in the Concurrent Public Offering will have agreed not to sell shares so purchased for a period of 365 days from the date of this Prospectus, without the consent of Merrill Lynch. The 2,000,000 shares of Common Stock offered to Boston Chicken in the Concurrent Private Placement will be, and the approximately 22,966,000 shares of Common Stock acquired by the existing stockholders of the Company were, issued and sold by the Company in private transactions ("Restricted Shares") and may not be resold unless registered under the Securities Act (which registration is contemplated as described below in the case of Restricted Securities held by certain existing stockholders) or sold in accordance with an exemption therefrom, such as Rule 144, Rule 144A or Rule 701 thereunder. In addition, Boston Chicken will have agreed with the Representatives not to sell shares of Common Stock purchased in the Concurrent Private Placement for a period of 365 days from the date of this Prospectus, without the consent of Merrill Lynch.

  In general, under Rule 144 as currently in effect, a holder of Restricted Shares who beneficially owns shares that were not acquired from the Company or an affiliate of the Company within the previous two years would be entitled to sell in the public market within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales pursuant to Rule 144 are also subject to certain other requirements relating to manner of sale, notice and the availability of current public information about the Company. A person who is deemed not to have been an affiliate of the Company at any time during the three months immediately preceding a sale and who beneficially owns shares that were not acquired from the Company or an affiliate of the Company within the past three years is entitled to sell such shares under Rule 144(k) without regard to the foregoing limitations. Rule 144A under the Securities Act permits the immediate sale by the holders of Restricted Shares issued prior to completion of the Offerings of all or a portion of their shares to certain "qualified institutional buyers" as defined in Rule 144A. Although under Rule 144, as currently in effect, none of the Restricted Securities will be available for resale under such rule upon consummation of the Offerings, the Company intends to file a registration statement under the Securities Act with respect to approximately 9,875,000 of such Restricted Securities as more fully described below.

  Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally issued by the Company to its employees, directors, officers, consultants or advisers prior to completion of the Offerings, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. Securities issued in reliance on Rule 701 are Restricted Shares and, beginning 90 days after the date of this Prospectus (unless subject to the contractual lockup restrictions described in "Underwriting"), may be sold by non-affiliates subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its two-year minimum holding period requirement.

  Pursuant to the Stockholder Registration Agreement, certain stockholders of the Company were granted piggyback registration rights under the Securities Act with respect to shares of Common Stock owned by them (the "Registrable Securities"). In addition, the Company is obligated to file, within 13 months after the completion of an initial public offering, a registration statement under the Securities Act which would include the Registrable Securities then held by such stockholders, pursuant to which the holders thereof would be able to make public resales of the Registrable Securities. The Company intends to file such registration statement shortly after the completion of the Offerings with respect to approximately 9,875,000 shares of Common Stock owned by such stockholders and others (not including Boston Chicken), pursuant to which they may resell such shares in the public market. The holders of approximately 9,000,000 of such shares have agreed that they will not sell any of such shares for a period of 180 days from the date of this Prospectus, and holders of an additional approximately 400,000 of such shares have agreed that they will not sell any of such shares for a period of 30 days from the date of this Prospectus, subject to certain exceptions, without the consent of Merrill Lynch. Pursuant to the Stockholder Registration Agreement, each holder of Registrable Securities has agreed not to sell up to 30% of the Registrable Securities held by such holder, for a period ending on the earlier of (i) the date that the Registrable Securities are permitted to be sold by the holders thereof pursuant to Rule 144 under the Securities Act and (ii) the six-month anniversary of the effective date of the registration statement filed by the Company pursuant to which such holders may make public resales. The Company has agreed to waive such provision of the Stockholder Registration Agreement with respect to those stockholders who have agreed not to sell such shares as described above.

  Boston Chicken is a party to the Stockholder Registration Agreement. However, in connection with the Concurrent Private Placement, the Company expects to enter into the Boston Chicken Registration Agreement (which will supersede Boston Chicken's rights under the Stockholder Registration Agreement). Pursuant to the Boston Chicken Registration Agreement, the Company will grant to Boston Chicken five demand and unlimited piggyback registration rights under the Securities Act with respect to the shares of Common Stock owned by Boston Chicken, including shares of Common Stock subject to the BCI Option, for which the Company will bear substantially all of the expenses (other than underwriting discounts or commissions). The demand registration rights are not exercisable by Boston Chicken until the earlier of (i) the date on which the Company requests the effectiveness of the resale registration statement under the Stockholder Registration Agreement or (ii) 13 months after completion of the Offerings. In addition, the Company has agreed, in connection with Boston Chicken's first demand registration, to waive the requirement of the Stockholder Registration Agreement, if it is still applicable, that the holders of the Registrable Securities agree not to sell up to 30% of such Registrable Securities for certain periods and Boston Chicken has agreed to consent to such waiver. The Company has obtained from the parties to the Stockholder Registration Agreement a waiver of the provision of such agreement prohibiting the Company from granting registration rights superior to those granted under such agreement, and a consent to the grant by the Company to Boston Chicken of registration rights pursuant to the Boston Chicken Registration Agreement. See "Certain Transactions--Registration Rights" and "Relationship with Boston Chicken--Concurrent Private Placement Agreement and Registration Agreement."

  The Company intends to register under the Securities Act approximately 305,000 shares of Common Stock outstanding pursuant to the exercise of options, approximately 3,668,000 shares of Common Stock subject to outstanding options and approximately 1,627,000 shares of Common Stock reserved for issuance under the

Amended Plan and the Directors Plan. All shares purchased in the future under such plans will be available for resale in the public market without restriction, except that affiliates must comply with the provisions of Rule 144 other than the two-year holding period requirement described above. In addition, the Company may file a registration statement covering shares of Common Stock for issuance in connection with potential future acquisitions and resales thereof by the recipients, although no such acquisitions are currently pending. Shares so registered could not be sold in the public market for a period of 180 days from the date of this Prospectus, subject to certain exceptions, without the consent of Merrill Lynch.

                                 UNDERWRITING

  Subject to the terms and conditions contained in a purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Merrill Lynch, Alex. Brown & Sons Incorporated and Montgomery Securities are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite its name below at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby if any of such shares are purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

                                                                       NUMBER OF
           UNDERWRITER                                                  SHARES
           -----------                                                 ---------
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated...........................................
      Alex. Brown & Sons Incorporated.................................
      Montgomery Securities...........................................
                                                                       ---------
           Total...................................................... 2,700,000
                                                                       =========

  The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock in the Initial Public Offering to the public initially at the price to the public set forth on the cover page of this Prospectus, and to certain dealers (who may include the Underwriters)
at such price less a concession not in excess of $      per share. The
Underwriters may allow, and such dealers may reallow, a concession not in
excess of $      per share to certain other dealers. After the Initial Public
Offering contemplated hereby, the offering price and other selling terms may be changed by the Representatives.

  The Company and the Underwriters have agreed to reserve up to 220,000 shares of Common Stock offered in the Initial Public Offering for sale by the Underwriters to certain individuals and entities, including eligible employees and area developers of the Company and Boston Chicken, and other entities or persons related to the Company or such entities or persons, and members of their families. The price of such shares to such persons will be the initial public offering price set forth on the cover of this Prospectus. The number of shares available to the general public will be reduced to the extent those persons and entities purchase reserved shares. Any reserved shares of Common Stock not purchased by such persons or entities will be offered by the Underwriters to the public on the same basis as the other shares of Common Stock offered in the Initial Public Offering. Participants in the reserved share program have agreed not to make any disposition of such shares of Common Stock for a period of 30 days after the date of this Prospectus without the consent of Merrill Lynch.

  The obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered in the Initial Public Offering are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered in the Initial Public Offering (other than the shares of the Common Stock covered by the over-allotment option described below) if any are taken. Purchasers in the Initial Public Offering are purchasing shares of Common Stock from the Underwriters subsequent to the Underwriters' purchase of such shares from the Company and not directly from the Company.

  Prior to the Offerings, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock will be determined by negotiations between a committee of the Company's board of directors composed of members who have agreed not to purchase shares of Common Stock in the Offerings and the Representatives. Among the factors to be considered in such negotiations are the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the prospects for earnings, the present state of the Company's development and other factors deemed relevant.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 405,000 additional shares of Common Stock at the initial public offering price set forth on the cover page hereof, less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of Common Stock offered in the Initial Public Offering. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table is of the 2,700,000 shares of Common Stock offered in the Initial Public Offering. If purchased, the Underwriters will offer such additional shares on the same terms as those on which shares in the Initial Public Offering are being offered.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act.

  The Company and its directors, executive officers and certain other stockholders (including Boston Chicken) have agreed that they will not offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any shares convertible or exchangeable into any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Merrill Lynch, except that the Company may, without such consent,
(i) issue shares upon the exercise of options granted pursuant to the Plan, the Amended Plan and the Directors Plan and (ii) issue up to 1,000,000 shares pursuant to potential acquisitions, which shares, when issued, will be subject to restrictions on resale for a period of 180 days from the date of this Prospectus. In addition, each of the foregoing persons (including Boston Chicken) purchasing shares of Common Stock in the Concurrent Offerings has agreed not to sell such shares for a period of 365 days from the date of this Prospectus, without the prior written consent of Merrill Lynch. See "Shares Eligible for Future Sale."

  The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Charles A. Lewis, Vice Chairman--Investment Banking of Merrill Lynch & Co. and his family beneficially own 318,828 shares of Common Stock.

                                 LEGAL MATTERS

  Certain legal matters in connection with the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Bell, Boyd & Lloyd, Chicago, Illinois. Mayer, Brown & Platt, Chicago, Illinois, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of the shares of Common Stock offered hereby.

                                    EXPERTS

  The consolidated balance sheet of Einstein/Noah Bagel Corp. and subsidiaries as of December 31, 1995 and the related consolidated statements of operations, stockholders' deficit and cash flows for the period from March 24, 1995 (inception) through December 31, 1995 included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement of which this Prospectus is a part, have been included herein in reliance on the reports of Arthur Andersen LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The consolidated financial statements of Noah's New York Bagels, Inc. as of December 31, 1994 and December 30, 1995 and for each of the three fiscal years in the period ended December 30, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The financial statements of Bagel & Bagel, Inc. for the year ended December 27, 1994 and the period from December 28, 1994 to March 23, 1995 included in this Prospectus have been audited by Mayer Hoffman McCann L.C., independent auditors, as stated in their reports appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The combined financial statements of Offerdahl's Bagel Gourmet, Inc. and Affiliates for the years ended December 31, 1993 and 1994 and for the period from January 1, 1995 to April 2, 1995 included in this Prospectus have been included herein in reliance upon the reports of Arthur Andersen LLP, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

  The financial statements of Baltimore Bagel Co. for the years ended December 31, 1994 and for the period from January 1, 1995 to August 10, 1995 included in this Prospectus have been included herein in reliance upon the reports of Arthur Andersen LLP, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in said Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete. In each instance such contract or other document has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part.

  As a result of the Initial Public Offering and the Concurrent Public Offering, the Company will become subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports and other information with the Commission. Reports, registration statements, proxy statements, and other information filed or to be filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                       INDEX TO FINANCIAL STATEMENTS

EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES
Report of Independent Public Accountants..................................  F-3
Consolidated Financial Statements:
  Consolidated Balance Sheet at December 31, 1995.........................  F-4
  Consolidated Statement of Operations for the period from March 24, 1995
   (inception) through December 31, 1995..................................  F-5
  Consolidated Statement of Stockholders' Deficit for the period from
   March 24, 1995 (inception) through December 31, 1995...................  F-6
  Consolidated Statement of Cash Flows for the period from March 24, 1995
   (inception) through December 31, 1995..................................  F-7
  Notes to Audited Consolidated Financial Statements......................  F-8
  Consolidated Balance Sheets at December 31, 1995 and April 21, 1996..... F-19
  Consolidated Statements of Operations for the period from March 24, 1995
   (inception) through April 16, 1995 and for the quarter ended April 21,
   1996................................................................... F-20
  Consolidated Statements of Cash Flows for the period from March 24, 1995
   (inception) through April 16, 1995 and for the quarter ended April 21,
   1996................................................................... F-21
  Notes to Unaudited Consolidated Financial Statements.................... F-22
NOAH'S NEW YORK BAGELS, INC.
Independent Auditors' Report.............................................. F-25
Consolidated Financial Statements:
  Consolidated Balance Sheets at December 31, 1994 and December 30, 1995.. F-26
  Consolidated Statements of Operations for the fiscal years ended
   December 31, 1993, December 31, 1994 and December 30, 1995............. F-27
  Consolidated Statements of Shareholders' Equity (Deficit) for the fiscal years ended December 31, 1993, December 31, 1994 and December 30, 1995. F-28
  Consolidated Statements of Cash Flows for the fiscal years ended
   December 31, 1993, December 31, 1994 and December 30, 1995............. F-29
  Notes to Audited Consolidated Financial Statements...................... F-30
BAGEL & BAGEL, INC.
Report of Independent Public Accountants.................................. F-36
Financial Statements:
  Statements of Operations for the fiscal year ended December 27, 1994 and for the period from December 28, 1994 through March 23, 1995........... F-37
  Statements of Cash Flows for the fiscal year ended December 27, 1994 and for the period from December 28, 1994 through March 23, 1995........... F-38
  Notes to Audited Financial Statements................................... F-39

OFFERDAHL'S BAGEL GOURMET, INC. AND AFFILIATES
Report of Independent Public Accountants.................................. F-41
Combined Financial Statements:
  Combined Statements of Operations for the fiscal years ended December
   31, 1993 and December 31, 1994 and for the period from January 1, 1995 through April 2, 1995.................................................. F-42
  Combined Statements of Cash Flows for the fiscal years ended December
   31, 1993 and December 31, 1994 and for the period from January 1, 1995 through April 2, 1995.................................................. F-43
  Notes to Audited Combined Financial Statements.......................... F-44
BALTIMORE BAGEL CO.
Report of Independent Public Accountants.................................. F-45
Financial Statements:
  Statements of Operations for the years ended December 31, 1993 and
   December 31, 1994 and for the period from January 1, 1995 through
   August 10, 1995........................................................ F-46
  Statements of Cash Flows for the years ended December 31, 1993 and 1994 and for the period from January 1, 1995 through August 10, 1995........ F-47
  Notes to Financial Statements........................................... F-48
EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES
Unaudited Pro Forma Consolidated Financial Information of Einstein/Noah
 Bagel Corp............................................................... F-49
Unaudited Pro Forma Consolidated Statement of Operations for the fiscal year ended December 31, 1995............................................. F-50
Unaudited Pro Forma Consolidated Statement of Operations for the quarter ended April 21, 1996..................................................... F-51
Notes to Unaudited Pro Forma Consolidated Financial Statements............ F-52

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Einstein/Noah Bagel Corp.:

  We have audited the accompanying consolidated balance sheet of Einstein/Noah Bagel Corp. (a Delaware corporation) and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, stockholders' deficit and cash flows for the period from inception (March 24, 1995) through December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Einstein/Noah Bagel Corp. and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the period from inception (March 24, 1995) through December 31, 1995 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Denver, Colorado
July 16, 1996

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                            AS OF DECEMBER 31, 1995
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                   DECEMBER 31,
                                                                       1995
                                                                   ------------
ASSETS
- ------
Current Assets:
  Cash and cash equivalents.......................................   $ 5,368
  Accounts receivable.............................................     1,327
  Inventory.......................................................       883
  Deposits........................................................     1,492
  Prepaid expenses and other current assets.......................       217
                                                                     -------
    Total current assets..........................................     9,287
Property and Equipment, net.......................................    19,410
Notes Receivable..................................................     7,267
Excess of Purchase Price Over Fair Value of Net Assets Acquired,
 net..............................................................    13,715
Other Assets, net.................................................       620
                                                                     -------
    Total assets..................................................   $50,299
                                                                     =======


LIABILITIES AND STOCKHOLDERS' DEFICIT
- -------------------------------------
Current Liabilities:
  Accounts payable................................................   $ 5,633
  Accrued expenses................................................     2,968
  Deferred franchise revenue......................................       645
                                                                     -------
    Total current liabilities.....................................     9,246
Convertible Debt..................................................    40,000
Deferred Franchise Revenue........................................       265
Other Noncurrent Liabilities......................................     2,907
Repurchase Common Stock Shares--1,721,250 shares issued and
 outstanding......................................................    11,062
Series A Preferred Stock--6,250 shares issued and outstanding.....     7,813
Commitments
Stockholders' Deficit:
  Preferred Stock--$.01 par value; 20,000,000 shares authorized;
   no shares issued and outstanding...............................       --
  Common Stock--$.01 par value; 200,000,000 shares authorized;
   3,848,607 shares issued and outstanding........................        38
  Additional paid-in capital......................................    22,684
  Accumulated deficit.............................................   (43,716)
                                                                     -------
    Total stockholders' deficit...................................   (20,994)
                                                                     -------
    Total liabilities and stockholders' deficit...................   $50,299
                                                                     =======


The accompanying notes to the consolidated financial statements are an integral part of this statement.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

    FOR THE PERIOD FROM MARCH 24, 1995 (INCEPTION) THROUGH DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Revenue:
  Company-operated stores............................................ $ 25,685
  Royalties and franchise-related fees...............................      738
                                                                      --------
                                                                        26,423
Costs and Expenses:
  Cost of products sold..............................................    8,239
  Salaries and benefits..............................................   13,531
  General and administrative.........................................   21,230
  Write-off of intangible assets.....................................   26,575
                                                                      --------
  Total costs and expenses...........................................   69,575
                                                                      --------
Loss from Operations.................................................  (43,152)
Other Income (Expense):
  Interest expense, net..............................................   (1,281)
  Other income, net..................................................      717
                                                                      --------
    Total other expense..............................................     (564)
                                                                      ========
  Net loss........................................................... $(43,716)
                                                                      ========
  Net loss per common and equivalent share........................... $  (4.56)
                                                                      ========
  Weighted average number of common and equivalent shares
   outstanding.......................................................    9,613
                                                                      ========



The accompanying notes to the consolidated financial statements are an integral part of this statement.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

    FOR THE PERIOD FROM MARCH 24, 1995 (INCEPTION) THROUGH DECEMBER 31, 1995
                                 (IN THOUSANDS)

Common Stock
  Balance at inception............................................... $    --
  Issuance of common stock...........................................       38
                                                                      --------
  Balance at December 31, 1995....................................... $     38
                                                                      ========
Additional paid-in capital
  Balance at inception............................................... $    --
  Issuance of common stock, net of offering cost of $500.............   22,051
  Dividends on Series A preferred stock and accretion of dividends on
   repurchase shares.................................................   (1,077)
  Expense recognized for warrants issued.............................    1,710
                                                                      --------
  Balance at December 31, 1995....................................... $ 22,684
                                                                      ========
Accumulated deficit
  Balance at inception............................................... $    --
  Net loss...........................................................  (43,716)
                                                                      --------
  Balance at December 31, 1995....................................... $(43,716)
                                                                      ========




The accompanying notes to the consolidated financial statements are an integral part of this statement.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

    FOR THE PERIOD FROM MARCH 24, 1995 (INCEPTION) THROUGH DECEMBER 31, 1995
                                 (IN THOUSANDS)

Cash Flows from Operating Activities:
  Net loss........................................................... $(43,716)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization....................................    1,657
    Warrant expense..................................................    1,710
    Write-off of intangible assets...................................   26,575
Gain on the sale of marketable equity securities.....................     (719)
Changes in assets and liabilities, net of effect of acquisitions:
  Accounts receivable................................................     (680)
  Accounts payable and accrued expenses..............................    1,778
  Deferred franchise revenue.........................................      910
  Other assets and liabilities.......................................      173
                                                                      --------
    Net cash used in operating activities............................  (12,312)
Cash Flows from Investing Activities:
  Purchase of property and equipment.................................  (18,109)
  Proceeds from sale of property and equipment.......................    5,519
  Purchase of marketable equity securities, net of proceeds from sales.............................................................  (22,682)
  Purchase of other assets...........................................     (621)
  Issuance of notes receivable.......................................  (10,569)
  Repayment of notes receivable......................................    3,831
                                                                      --------
    Net cash used in investing activities............................  (42,631)
Cash Flows from Financing Activities:
  Proceeds from issuance of common stock.............................   20,311
  Proceeds from convertible debt.....................................   91,060
  Repayment of convertible debt......................................  (51,060)
                                                                      --------
    Net cash provided by financing activities........................   60,311
                                                                      --------
Net Increase in Cash and Cash Equivalents............................    5,368
Cash and Cash Equivalents, inception.................................      --
                                                                      --------
Cash and Cash Equivalents, end of year............................... $  5,368
                                                                      ========
Supplemental Cash Flow Information:
  Interest Paid...................................................... $  1,107
                                                                      ========
Supplemental Schedule of Non-Cash Activities:
  Exchange of Series A preferred stock, repurchase common stock, common stock and marketable equity securities for net assets acquired.......................................................... $ 42,742
                                                                      ========
  Issuance of common stock for note receivable....................... $    437
                                                                      ========
  Accretion of dividends on repurchase common stock.................. $    933
                                                                      ========

The accompanying notes to the consolidated financial statements are an integral part of this statement.

                  EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

              NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

  Einstein/Noah Bagel Corp. and subsidiaries, formerly Einstein Bros. Bagels, Inc. (the "Company"), operate and franchise specialty retail stores in the United States that feature fresh-baked bagels, proprietary cream cheeses, specialty coffees and teas, and creative soups, salads and sandwiches. At December 31, 1995, there were 60 stores in operation systemwide, consisting of 47 Company-operated stores and 13 franchise stores. In 1995, the Company sold 13 Company-operated stores to newly-formed area developers of the Company. Subject to the provisions of the applicable franchise agreements, the Company is obligated to allow franchisees to utilize the Company's trademarks, copyrights, recipes, operating procedures and other elements of its systems in the operation of franchised stores.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

 Fiscal Year

  The Company's fiscal year is the 52/53 week period ending on the last Sunday in December.

 Cash and Cash Equivalents

  Cash and cash equivalents consist of cash on hand and on deposit, and highly liquid instruments purchased with maturities of three months or less.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market and consist of food, paper products and supplies.

 Property and Equipment

  Property and equipment is stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization has been calculated using the straight-line method. The following represent the useful lives over which the assets are depreciated and amortized:

      Buildings and improvements.................................... 15-30 years
      Furniture, fixtures and equipment.............................   6-8 years
      Pre-opening expenses..........................................      1 year

  Property and equipment additions include acquisitions of buildings and equipment, costs incurred in the development and construction of new stores and major improvements to existing stores. Expenditures for maintenance and repairs are charged to expense as incurred. Pre-opening costs consist primarily of salaries and other direct expenses incurred in connection with the set-up, initial stocking of stores, initial training of employees and general management activities incurred prior to the opening of new stores.

                  EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

 Long-Lived Assets

  The Company has adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" to evaluate the recoverability of long-lived assets and assets to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. SFAS No. 121 also establishes the procedures for review of recoverability, and measurement of impairment if necessary, of long-lived assets and certain identifiable intangibles to be held and used by an entity.

 Excess Purchase Price Over Fair Value of Identifiable Net Assets Acquired

  The excess purchase price over the fair value of identifiable net assets acquired from acquisitions is being amortized on a straight-line basis over 35 years. The Company evaluates whether events and circumstances have occurred that indicate revision to the remaining useful life or the remaining balances may be appropriate. Such events and circumstances include, but are not limited to, a change in business strategy or change in current and long-term projected operating performance. When factors indicate that the carrying amount of an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of such asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the asset.

 Revenue Recognition

  Revenue from Company-operated stores is recognized in the period related food and beverage products are sold. Royalties are recognized in the same period that related franchised store revenue is generated. Revenue derived from initial franchise fees and area development fees is recognized when the franchised store opens. Interest is recognized as earned. The components of royalties and franchise-related fees for fiscal 1995 are as follows (in thousands of dollars):

      Initial franchise and area development fees......................... $520
      Royalties...........................................................   35
      Other...............................................................  183
                                                                           ----
      Total royalties and franchise-related fees.......................... $738
                                                                           ====

 Per Share Data

  Net loss per common share is computed by dividing net loss, adjusted for dividends on Series A preferred stock, by the weighted average number of common shares outstanding during the period and common stock and common stock equivalent shares issued within one year prior to the effective date of the Company's initial public offering at a price or exercise price less than the initial public offering price. The common stock equivalents have been reduced by the number of shares of common stock which could be purchased with the proceeds from the assumed exercise of the options and warrants, including tax benefits assumed to be realized.

 Stock Options

  Employee stock options are accounted for pursuant to APB No. 25.

 Employee Benefit Plan

  The Company has a 401(k) plan to which the Company makes no contributions.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                  EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

3. SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENT DATA

  Accounts receivable are net of an allowance for doubtful accounts of $81,000 at December 31, 1995.

                                                               DECEMBER 31, 1995
                                                               -----------------
                                                               (IN THOUSANDS OF
                                                                   DOLLARS)
      Property and equipment consists of:
        Land..................................................      $   123
        Buildings and improvements............................       12,083
        Furniture, fixtures and equipment.....................        7,544
        Pre-opening expenses..................................          401
                                                                    -------
                                                                     20,151
        Less: Accumulated depreciation and amortization.......         (741)
                                                                    -------
          Total property and equipment, net...................      $19,410
                                                                    =======
      Accrued expenses consist of:
        Accrued payroll and fringe benefits...................      $   876
        Accrued interest......................................          325
        Accrued other.........................................        1,767
                                                                    -------
          Total accrued expenses..............................      $ 2,968
                                                                    =======
      Interest expense, net consists of:
        Interest expense......................................      $ 1,432
        Interest income.......................................         (151)
                                                                    -------
          Total interest expense, net.........................      $ 1,281
                                                                    =======

4. ACQUISITIONS

  In 1995, the Company acquired four regional bagel companies. In March 1995, the acquisitions included Brackman Brothers, Inc. ("Brackman") for which the Company issued 573,750 shares of common stock valued at $5.88 per share and other marketable equity securities with a value of $8.3 million, Bagel & Bagel, Inc. ("Bagel & Bagel") for which the Company issued 573,750 shares of common stock valued at $5.88 per share and other marketable equity securities with a value of $5.5 million, and Offerdahl's Bagel Gourmet, Inc. ("Offerdahl's") for which the Company issued 811,625 shares of common stock valued at $5.88 per share and other marketable equity securities with a value of $5.6 million. In August 1995, the Company acquired Baltimore Bagel Co. ("Baltimore Bagel") for which the Company issued 6,250 shares of Series A preferred stock with a value of $7.8 million and other marketable equity securities with a value of $4.0 million. Pursuant to the acquisitions, the Company agreed to repurchase up to 1,721,250 shares of the common stock under certain circumstances (see Note 12). The acquisitions have been accounted for as purchases, and, accordingly, the purchase prices were allocated to assets (both tangible and identifiable intangible) and liabilities based upon an evaluation of their fair values at the dates of the acquisitions. The total purchase price for these four companies, including assumption of liabilities, was $51.1 million, of which $21.2 million was allocated to trademarks (amortized over a 35-year life), $5.4 million was allocated to recipes (amortized over a 10-year life) and $14.0 million was allocated to excess purchase price over fair value of identifiable net assets acquired (amortized over a 35-year life). Such intangibles were identified by management based upon its evaluation of the businesses acquired. The allocation of the purchase price to trademarks and recipes was based upon a royalty savings methodology which determines the present value of the stream of royalties which the Company believes an independent third party would be willing to pay to obtain the use of such trademarks and recipes. The estimated useful life for these assets was based upon various factors which existed at the time of the acquisitions, including the anticipated periods of benefit to be derived from the utilization of such assets in connection with executing a

                  EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES regional brand business strategy, increasing consumer demand for bagel products, the lack of a competitor with national brand awareness, the lack of regulatory limitations on the potential useful lives of such assets, the absence of any inherent or technological obsolescence for such assets, and in the case of trademarks, the long-lived nature of a primary brand name in the consumer marketplace. Subsequent to these acquisitions, management launched a development project which resulted in the development of the Einstein Bros. Bagel brand and store, at which time management determined it would discontinue the use of the acquired trademarks and recipes. Consequently, this change in business strategy resulted in an impairment of these identifiable intangible assets, and accordingly, the assets were written down to their fair market values, resulting in a write-off of $26.6 million (see Note 13). The financial statements include the results of operations for the acquired entities from their dates of acquisition.

  The following represents the unaudited pro forma results of operations as if all of the above-noted business combinations had occurred at the beginning of the Company's fiscal year (in thousands of dollars, except per share data):

      Revenue........................................................... $38,065
      Net loss..........................................................  43,540
      Net loss per share................................................ $  4.53

  The pro forma information given above does not purport to be indicative of the results that actually would have been obtained if the operations were combined as of the beginning of the Company's fiscal year, and is not intended to be a projection of future results or trends.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

 Cash and Cash Equivalents

  The carrying value approximates fair value due to the length of maturity of the investments.

 Notes Receivable

  The estimated fair value of the Company's notes receivable, including the conversion option (Notes 6 and 11), is based on the discounted value of future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings.

 Convertible Debt

  The estimated fair value of the Company's convertible debt, including the conversion option (see Note 7), is based on the discounted value of future payments using the current rate at which a similar loan would be made to a company with similar credit ratings.

 Common Stock Subject to Repurchase

  The estimated fair value of the Company's common stock subject to repurchase by the Company is based on the price of other common stock equity transactions near December 31, 1995.

 Series A Preferred Stock

  The estimated fair value of the Company's Series A preferred stock is based on the discounted value of future cash flows using interest rates which would be applicable to similar instruments held in companies with similar credit ratings.

  The estimated fair values of the Company's financial instruments are as follows (in thousands of dollars):

                                                      CARRYING AMOUNT FAIR VALUE
                                                      --------------- ----------
      Cash and cash equivalents......................     $ 5,368      $ 5,368
      Notes receivable...............................       7,267        7,267
      Convertible debt...............................      40,000       40,000
      Repurchase common stock........................      11,062       11,142
      Series A preferred stock.......................       7,813        7,813

                  EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

6. NOTES RECEIVABLE

  The following table summarizes the primary components of notes receivable as of December 31, 1995 (in thousands of dollars):

      Due from area developers (Note 11)................................ $3,538
      Notes receivable from stockholder.................................  1,888
      Term loans........................................................  1,108
      Revolving loan....................................................    226
      Other.............................................................    507
                                                                         ------
                                                                         $7,267
                                                                         ======

  Notes receivable from stockholder bear interest at 1% over the applicable reference rate of Bank of America Illinois. Principal and interest are due April 2001. The notes are collateralized by various assets.

  Term loans bear interest based upon the reference rate plus 1%. Principal is due in annual installments with balloon payments required through various dates through 2001. The loans are collateralized by various assets.

  The revolving loan provides a credit facility to a vendor of up to $400,000 through October 2000 with interest payable currently based upon the reference rate plus 1%. The loan is collateralized by various assets.

7. DEBT

  The Company has entered into a secured loan agreement (the "Agreement") providing borrowings through March 1998, pursuant to which Boston Chicken, Inc. ("Boston Chicken") provides debt financing and, in turn, obtains the right to convert all or any portion of the loan into shares of common stock of the Company. In January 1996, Boston Chicken increased the available borrowings under the Agreement from $80.0 million to $120.0 million. The ownership percentage represented by the shares of common stock to be acquired upon conversion (or exercise of the option, as provided below) is dependent upon total equity and rights outstanding, but would represent a majority ownership in certain instances. The loan may be converted at any time after the earlier of April 1997, the completion of an initial public offering, or the Company being in default of the loan and until October 2003. Additionally, during this same period, to the extent the loan is not fully drawn or has been drawn and repaid, Boston Chicken has the option to acquire at the loan conversion price, as defined, the amount of additional equity it could have acquired by conversion of the loan had the loan been fully drawn. The loan is collateralized by substantially all of the assets of the Company and a pledge of the common stock of its subsidiaries. The Agreement contains various restrictive covenants including restricting cash dividends and limiting additional indebtedness. Interest is based upon the reference rate of Bank of America Illinois plus 1% and is payable currently. In April 1998, the loan converts to an amortizing term loan payable through May 2003, with a final balloon payment.

  Principal maturities on the outstanding balance as of December 31, 1995 were as follows (in thousands of dollars):

      1998.............................................................. $ 3,077
      1999..............................................................   4,000
      2000..............................................................   4,000
      Thereafter........................................................  28,923
                                                                         -------
                                                                         $40,000
                                                                         =======

  In connection with the acquisition of Noah's New York Bagels, Inc. ("Noah's") in February 1996 (Note 15), Boston Chicken provided the Company with a non-convertible bridge loan facility of up to $40.0 million.

                  EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

8. INCOME TAXES

  As of December 31, 1995, the Company had cumulative federal and state tax operating loss carryforwards available to reduce future taxable income of approximately $11.1 million which begin to expire in 2010.

  The primary components that comprise the net deferred tax asset as of December 31, 1995 are as follows (in thousands of dollars):

      Deferred tax assets:
        Accounts payable and accrued expenses.......................... $   218
        Deferred franchise revenue.....................................     355
        Other noncurrent liabilities...................................     220
        Write-off of intangible assets that are amortizable for tax....   2,017
        Net operating loss.............................................   4,104
        Other..........................................................   1,380
                                                                        -------
          Total deferred tax assets....................................   8,294
      Deferred tax liabilities:
        Property and equipment.........................................    (489)
        Other assets...................................................    (116)
                                                                        -------
          Total deferred tax liabilities...............................    (605)
                                                                        -------
          Net deferred tax asset.......................................   7,689
      Valuation allowance..............................................  (7,689)
                                                                        -------
      Net deferred tax asset........................................... $   --
                                                                        =======

  The increase in the valuation allowance of $7,689,000 from inception through December 31, 1995, is due to uncertainty regarding the realization of the related tax benefits.

9. NATIONAL AND LOCAL ADVERTISING FUNDS

  The Company administers a National Advertising Fund to which Company-operated stores and franchised stores make contributions based on individual franchise agreements (2% of net revenue). Collected amounts are spent primarily on developing marketing and advertising materials for use systemwide. Such amounts are not segregated from the cash resources of the Company, but the National Advertising Fund is accounted for separately and not included in the financial statements of the Company.

  The Company maintains Local Advertising Funds that provide comprehensive advertising and sales promotion support for stores in particular markets. Contributions are made by both Company-operated and franchised stores (currently 4% of net revenue). The Company disburses funds and accounts for all transactions related to such Local Advertising Funds. Such amounts are not segregated from the cash resources of the Company, but are accounted for separately and are not included in the financial statements of the Company.

10. COMMITMENTS

  The Company leases sites for its stores, commissaries and office space. Lease terms are generally five years with two or three five-year renewal options. The Company also subleases sites to its area developers. The sublease terms to area developers are negotiated at arms length on commercially reasonable terms. The Company is contingently liable for all lease costs including common area maintenance charges. Most of the leases contain escalation clauses and common area maintenance charges.

                  EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

  The following is a schedule of future minimum rental payments which are required under operating leases that have initial or remaining noncancellable lease terms in excess of one year and sublease proceeds as of December 31, 1995 (in thousands of dollars):

                                            MINIMUM     SUBLEASE   NET MINIMUM
                                        RENTAL PAYMENTS PROCEEDS RENTAL PAYMENTS
                                        --------------- -------- ---------------
      1996.............................     $ 3,495      $  822      $ 2,673
      1997.............................       2,908         597        2,311
      1998.............................       2,686         590        2,096
      1999.............................       2,403         560        1,843
      2000.............................       1,587         529        1,058
      Thereafter.......................       3,046       1,352        1,694
                                            -------      ------      -------
                                            $16,125      $4,450      $11,675
                                            =======      ======      =======

  The net rental expense under operating leases, primarily for Company-operated stores, was approximately $1,909,000 for the period from March 24, 1995 (inception) through December 31, 1995.

  In December 1995, Bagel Store Development Funding, L.L.C. ("Bagel Funding"), formerly Einstein Bros. Equity Funding, L.L.C., was formed with the objective of raising $90.0 million to invest in existing and proposed area developers. Through December 31, 1995, Bagel Funding had raised approximately $40.0 million (including an aggregate of $20.0 million in subscription receivables) and had invested a total of $3.5 million in area developers. In March 1996, Bagel Funding raised the remainder of anticipated funds, so that the funds raised equalled the $90.0 million (including an aggregate of $45.0 million in subscription receivables). Bagel Funding can require an area developer to redeem Bagel Funding's equity interest at a formula price in the event the Company acquires a majority interest in the area developer, and if the area developer fails to do so, the Company will be required to purchase Bagel Funding's unredeemed equity interest at the formula price. In the event the Company's conversion and/or option rights expire unexercised under the area developer's secured loan agreement with the Company, as originally in effect, Bagel Funding will have the right to require, subject to the Company's prior consent, that the area developer undertake a firm commitment underwritten public offering of equity of the area developer. In the event the Company does not consent to a public offering, the area developer can be required to purchase Bagel Funding's unredeemed equity interest in the area developer at a formula price and if the area developer fails to do so, the Company will be required to purchase Bagel Funding's unredeemed equity interest. Also, in the event the Company does not acquire a majority interest in the area developer pursuant to the Company's conversion and/or option rights prior to the time such rights expire unexercised under the area developer's secured loan agreement with the Company, as originally in effect, Bagel Funding will have the right to request that the area developer seek to terminate its area development and franchise agreements with the Company. If the Company does not consent to such termination, the area developer can be required to redeem Bagel Funding's equity interest in the area developer at a formula price, and if the area developer fails to do so, the Company will be required to purchase Bagel Funding's unredeemed equity interest.

  The Company has entered into a supply agreement relating to the purchase of certain minimum levels of cream cheese, which expires in October 2000, or earlier in certain circumstances. The agreement requires the Company, its subsidiaries, area developers and other authorized purchasers to purchase the lesser of 160,000 pounds of cream cheese per week or 60% of their requirements for cream cheese (excluding certain requirements that may be satisfied through other commitments and certain requirements of acquired companies). The price per pound is determined over the term of the contract based upon production costs.

11. AREA DEVELOPER FINANCING

  The Company currently offers partial financing to its area developers for use in expansion of their operations. These financing arrangements permit the Company to obtain an equity interest in the area developer

                  EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES at a predetermined price after a moratorium (generally two years) and after the area developer has completed not less than 80% of its area development commitment (or in the event of certain defaults) on conversion of the loan into equity. The maximum loan amount is established to give the Company majority ownership of the area developer upon conversion (or option exercise, as described further below) provided the Company exercises its right to participate in any intervening financing of the area developer.

  Area developer financing requires the developer to expend at least 75% of its contributed capital toward developing stores prior to drawing on the revolving loan account, with draws permitted during a three-year draw period in a pre-determined maximum amount equal to four times the amount of the area developer's equity capital. Upon expiration of the draw period, the loan converts to an amortizing term loan payable over five years in periodic installments, with a final balloon payment. Interest is set at 1% over the applicable reference rate of Bank of America Illinois from time to time and is payable each four-week period. The loan is secured by a pledge of substantially all of the assets of the area developer.

 (a) Loan Conversion Option

  All or any portion of the loan amount may be converted at the Company's election at any time after the expiration of a specified moratorium period (generally two years) and after the area developer has completed not less than 80% of its area development commitment (or in the event of certain defaults) into equity in the area developer at the conversion price set forth in such loan agreement, generally at a 12% premium over the per equity unit price paid by the investors in the area developer for the equity investment made concurrently with the execution of the loan agreement. To the extent such loan is not fully drawn or has been drawn and repaid, the Company has a corresponding option to acquire at the loan conversion price the amount of additional equity it could have acquired by conversion of the loan had it been fully drawn.

  There can be no assurance the Company will or will not convert any loan amount or exercise its option at such time as it may be permitted to do so and, if it does convert, that such conversion will constitute a majority interest in the area developer.

 (b) Commitments to Extend Area Developer Financing

  The following table summarizes as of December 31, 1995 credit commitments for area developer financing (in thousands of dollars):

      Number of area developers receiving financing....................       2
      Loan commitments................................................. $16,000
      Unused loans.....................................................  12,462
                                                                        -------
      Loans outstanding (included in Notes Receivable)................. $ 3,538
                                                                        =======
      Allowance for loan losses........................................ $   --
                                                                        =======

  The principal maturities on the aforementioned notes receivable are as follows (in thousands of dollars):

      1998............................................................... $   82
      1999...............................................................    354
      2000...............................................................    354
      Thereafter.........................................................  2,748
                                                                          ------
                                                                          $3,538
                                                                          ======

                  EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

 (c) Credit Risk and Allowance for Loan Losses

  The allowance for credit losses is maintained at a level that in management's judgment is adequate to provide for estimated possible loan losses. The amount of the allowance is based on management's review of each area developer's use of loan proceeds, stage of development, adherence to its store development schedule, store performance trends, type and amount of collateral securing the loan, prevailing economic conditions, and other factors which management deems relevant at the time. Based upon this review and analysis, no allowance was required as of December 31, 1995.

12. STOCKHOLDERS' EQUITY

 Common Stock

  On July 8, 1996, the Company approved a 225-for-one split of the Company's common stock in the form of a stock dividend. Per share amounts, the number of common shares and capital accounts have been restated to give retroactive effect to the stock split.

  The Company issued 3,536,361 shares of common stock at the time of its formation, which provided net proceeds of approximately $20.8 million.

 Preferred Stock

  In connection with the acquisition of the net assets of Baltimore Bagel, the Company issued 6,250 shares of Series A preferred stock. The Series A preferred stock has a liquidation preference of $1,000 per share, pays annual dividends of $60 per share, and is automatically convertible into common stock of the Company in an initial public offering with the number of shares of common stock received being equal to $1,000 plus accrued and unpaid dividends divided by 80% of the gross offering price per share to the public.

  The Series A preferred stock is redeemable by the Company at any time after February 10, 1999, at a price per share equal to $1,250 plus accrued and unpaid dividends. A majority of the holders may require the Company to redeem one-third of the shares of Series A preferred stock on each of February 28, 1998, May 1, 1998 and August 1, 1998, at a price of $1,250 plus accrued and unpaid dividends. The holders of the Series A preferred stock may also require redemption in the event the Company has failed to pay three consecutive quarterly dividends.

 Common Stock Subject to Repurchase

  Pursuant to the purchase agreements (see Note 4), the Company has agreed that, in the event it has not completed an initial public offering of its common stock resulting in gross proceeds of at least $15.0 million by specified dates or Boston Chicken's ownership of, or right to acquire an ownership interest in, the Company's common stock falls below 25%, the holders of common stock subject to repurchase by the Company can require the Company to redeem such shares of common stock at their fair market value, but not less than a specified floor price per share. The difference between the consideration paid per share and the greater of the fair market value of the shares or the floor price per share is being accreted to the shares as a dividend over the life of the put option.

 Warrants

  The Company sold warrants to purchase 1,012,500 shares of common stock of the Company to Bagel Funding. The warrants have an exercise price of $6.47 per common share and expire in 2000. The market value of the warrants was recorded as an expense and credited to additional paid-in capital during fiscal 1995.

                  EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

 Stock Option Plan

  The Company has a stock option plan (the "Plan") under which options to purchase up to 3,600,000 shares of common stock, subsequently increased to 5,500,000 shares of common stock, may be granted to certain employees and officers of, and consultants to, the Company. The option price is equal to the fair market value of the stock on the date of the grant and each option has a term of ten years. Options granted under the Plan generally vest at a rate of 10% at the end of the first year, an additional 20% at the end of the second year, an additional 30% at the end of the third year, with the balance vesting at the end of the fourth year from the date of the grant.

  Activity under the option plan through December 31, 1995 was as follows:

                                                                      OPTION
                                                                     PRICE PER
                                                          SHARES       SHARE
                                                         ---------  -----------
      Granted........................................... 2,090,248  $5.88-$6.47
      Cancelled.........................................   (16,778)        5.88
                                                         ---------  -----------
      Outstanding as of December 31, 1995............... 2,073,470  $5.88-$6.47
                                                         =========  ===========
      Exercisable as of December 31, 1995...............    29,738  $      5.88
                                                         =========  ===========

  As of December 31, 1995, the Company had 17,146,125 shares of common stock reserved for issuance upon exercise of options and warrants and conversion of Boston Chicken's loan into common stock. In addition, the Company has contractually agreed to reserve a sufficient number of shares of common stock for issuance to the holder of the Series A preferred stock upon conversion.

13. WRITE-OFF OF INTANGIBLE ASSETS

  After the acquisition of Brackman, Bagel & Bagel, Offerdahl's and Baltimore Bagel (collectively the "Founding Companies"), the Company launched a development project, pursuant to which management analyzed (i) the Founding Companies' stores, including brand positionings, product offerings, operational service systems and atmosphere, (ii) the competitive environment and (iii) the preferences of consumers across the United States. The project resulted in the development of the Einstein Bros. Bagels brand and store. In connection with, and as a result of, the development of the Einstein Bros. Bagels brand and store, management determined to discontinue the use of the identifiable intangible assets acquired in the acquisitions of the Founding Companies, including trademarks and recipes. Consequently, this change in business strategy resulted in an impairment of these identifiable intangible assets, and accordingly, the assets were written down to their fair market values resulting in a write-off of $26.6 million.

14. RELATED-PARTY TRANSACTIONS

  Certain officers and directors of Boston Chicken have an equity interest in the Company. For the Company's 1995 fiscal year, the Company paid to Boston Chicken approximately $1.2 million for the purchase of furniture, equipment and other miscellaneous assets and approximately $3.0 million in software license, software maintenance, real estate, financial advisory, accounting fees and interest on its loan with Boston Chicken.

  Certain officers and directors of the Company are officers and investors in Bagel Funding and had invested $8.4 million in Bagel Funding at December 31, 1995. The Company is the manager of Bagel Funding. No fees were paid to the Company in its capacity as manager during 1995.

  The Company has entered into secured loan and area developer agreements with certain area developers in which certain directors and officers and members of their families have a direct or indirect equity interest. The

                  EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

        NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

Company received from these entities approximately $2.3 million in development, franchise, royalty, management services and interest in fiscal 1995. The Company has also sold to these entities, stores, inventory, equipment and other miscellaneous assets for which it received approximately $5.5 million in 1995.

  During 1995, the Company paid $85,874 to Bowana Aviation, Inc. ("Bowana") for the Company's use of an aircraft owned by Bowana. A director and a member of his family (both stockholders of the Company) own Bowana. The Company believes that the amounts charged are at rates comparable to those charged by third parties.

15. SUBSEQUENT EVENTS

  In February 1996, the Company acquired Noah's, the largest regional bagel retailer on the West Coast, for approximately $100.9 million, including approximately $83.7 million of intangible assets, including excess purchase price over the fair value of net assets acquired.

  In May 1996, the Company entered into a secured revolving credit facility providing for borrowings of up to $45.0 million through April 30, 1998. Borrowing under the facility may be either floating rate loans with interest at the lender's base rate plus 1.0% or, at the Company's option, the rate offered in the interbank Eurodollar market for one-, two-, or three-month dollar deposits offered by the lender plus 3.0%. In addition, a commitment fee of .25% of the average daily unused portion of the loan is required. The facility contains covenants, among others, restricting other borrowings, prohibiting cash dividends, and requires the Company to maintain minimum interest coverage and cash flow ratios, specified store level sales, and a minimum capital level.

  In June 1996, the $120.0 million convertible loan to the Company was converted into 15,307,421 shares of common stock of the Company.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                      PRO FORMA
                                            DECEMBER 31,  APRIL 21,   APRIL 21,
                                                1995        1996        1996
                                            ------------ ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
                                                                      (NOTE 7)
ASSETS
- ------
Current Assets:
 Cash and cash equivalents................    $  5,368    $  2,912    $  2,912
 Accounts receivable......................       1,327       5,334       5,334
 Inventory................................         883       1,408       1,408
 Deposits.................................       1,492       3,319       3,319
 Prepaid expenses and other current
  assets..................................         217         634         634
                                              --------    --------    --------
   Total current assets...................       9,287      13,607      13,607
Property and Equipment, net...............      19,410      34,564      34,564
Notes Receivable..........................       7,267      38,298      38,298
Excess of Purchase Price Over Fair Value
 of Identifiable Net Assets Acquired, net.      13,715      69,547      69,547
Trademarks, net...........................         --       21,986      21,986
Recipes, net..............................         --        5,121       5,121
Other Assets, net.........................         620       1,391       1,391
                                              --------    --------    --------
   Total assets...........................    $ 50,299    $184,514    $184,514
                                              ========    ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
(DEFICIT)
- ------------------------------------
Current Liabilities:
 Accounts payable.........................    $  5,633    $  5,418    $  5,418
 Accrued expenses.........................       2,968       6,556       6,556
 Deferred franchise revenue...............         645         990         990
                                              --------    --------    --------
   Total current liabilities..............       9,246      12,964      12,964
Convertible Debt..........................      40,000     120,000         --
Long-term Debt............................         --       38,497      38,497
Deferred Franchise Revenue................         265       1,595       1,595
Other Noncurrent Liabilities..............       2,907       3,826       3,826
Repurchase Common Stock Shares--1,721,250
 shares issued and outstanding............      11,062      11,852      11,852
Series A Preferred Stock--6,250 shares
 issued and outstanding...................       7,813       7,813       7,813
Commitments
Stockholders' Equity (Deficit):
 Preferred Stock--$.01 par value;
  20,000,000 shares authorized; no shares
  issued and outstanding..................         --          --          --
 Common Stock--$.01 par value;
  200,000,000 shares authorized issued
  and outstanding, 3,848,607 shares in
  1995, 5,353,128 shares in 1996 and
  20,660,549 shares in 1996 on a pro
  forma basis.............................          38          54         207
 Additional paid-in capital...............      22,684      34,946     154,793
 Accumulated deficit......................     (43,716)    (47,033)    (47,033)
                                              --------    --------    --------
   Total stockholders' equity (deficit)...     (20,994)    (12,033)    107,967
                                              --------    --------    --------
   Total liabilities and stockholders'
    equity (deficit)......................    $ 50,299    $184,514    $184,514
                                              ========    ========    ========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                           PERIOD FROM INCEPTION
                                             (MARCH 24, 1995)
                                                  THROUGH        QUARTER ENDED
                                              APRIL 16, 1995     APRIL 21, 1996
                                           --------------------- --------------
Revenue:
  Company-operated stores.................        $1,423            $18,397
  Royalties and franchise-related fees....           --               3,982
                                                  ------            -------
                                                   1,423             22,379
Costs and Expenses:
  Cost of products sold...................           438              5,490
  Salaries and benefits...................           643              9,128
  General and administrative..............           522              9,031
                                                  ------            -------
    Total costs and expenses..............         1,603             23,649
                                                  ------            -------
Loss from Operations......................          (180)            (1,270)
Other Income (Expense):
  Interest expense, net...................           (80)            (3,333)
  Other income, net.......................           --               1,286
                                                  ------            -------
    Total other expense...................           (80)            (2,047)
                                                  ------            -------
Net loss..................................        $ (260)           $(3,317)
                                                  ======            =======
Net loss per common and equivalent share..        $(0.03)           $ (0.36)
                                                  ======            =======
Weighted average number of common and
 equivalent shares outstanding............         9,386              9,633
                                                  ======            =======


The accompanying notes to the consolidated financial statements are an integral part of these statements.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                   PERIOD FROM
                                                  MARCH 24, 1995
                                                   (INCEPTION)
                                                     THROUGH     QUARTER ENDED
                                                  APRIL 16, 1995 APRIL 21, 1996
                                                  -------------- --------------
Cash Flows from Operating Activities:
Net loss.........................................    $   (260)     $  (3,317)
Adjustments to reconcile net loss to net cash
 used in operating activities:
  Depreciation and amortization..................          67          1,914
  Gain on sale of marketable equity securities...         --          (1,267)
  Changes in assets and liabilities, net of
   effect of acquisitions:
    Accounts receivable..........................         454         (3,710)
    Accounts payable and accrued expenses........      (1,673)        (2,440)
    Deferred franchise revenue...................         --           1,660
    Other assets and liabilities.................          24         (2,923)
                                                     --------      ---------
    Net cash used in operating activities........      (1,388)       (10,083)
Cash Flows from Investing Activities:
  Purchase of property and equipment.............        (389)       (17,557)
  Proceeds from sale of property and equipment...         --          25,088
  Acquisition of Noah's New York Bagels, Inc.....         --        (100,902)
  Net proceeds (purchases) from investment in
   marketable equity securities..................     (21,465)         1,267
  Purchase of other assets.......................         (59)          (744)
  Issuance of notes receivable...................      (2,041)       (39,003)
  Repayment of notes receivable..................         --           7,972
                                                     --------      ---------
    Net cash used in investing activities........     (23,954)      (123,879)
Cash Flows from Financing Activities:
  Proceeds from issuance of common stock.........      20,183         13,009
  Proceeds from debt.............................      34,637        208,929
  Repayment of debt..............................     (26,533)       (90,432)
                                                     --------      ---------
    Net cash provided by financing activities....      28,287        131,506
                                                     --------      ---------
Net Increase (Decrease) in Cash and Cash
 Equivalents.....................................       2,945         (2,456)
Cash and Cash Equivalents, beginning of period...         --           5,368
                                                     --------      ---------
Cash and Cash Equivalents, end of period.........    $  2,945      $   2,912
                                                     ========      =========


The accompanying notes to the consolidated financial statements are an integral part of these statements.

                  EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  The consolidated financial statements have been prepared by Einstein/Noah Bagel Corp. (the "Company") and are unaudited except for the consolidated balance sheet at December 31, 1995. The financial statements have been prepared in accordance with the instructions for Form 10-Q and, therefore, do not necessarily include all information and footnotes required by generally accepted accounting principles. In the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's consolidated financial position, results of operations and cash flows as of April 21, 1996 and for all periods presented have been made. The statements are subject to year-end audit adjustment. A description of the Company's accounting policies and other financial information is included in the audited consolidated financial statements included elsewhere herein. The consolidated results of operations for the quarter ended April 21, 1996 are not necessarily indicative of the results expected for the full year.

2. AREA DEVELOPER FINANCING

  The Company currently offers partial financing to its area developers for use in expansion of their operations. These financing arrangements permit the Company to obtain an equity interest in the area developer at a predetermined price after a moratorium (generally two years) and after the area developer has completed not less than 80% of its area development commitment (or in the event of certain defaults) on conversion of the loan into equity. The maximum loan amount is established to give the Company majority ownership of the area developer upon conversion (or option exercise, as described further below) provided the Company exercises its right to participate in any intervening financing of the area developer.

  Area developer financing requires the area developer to expend at least 75% of its contributed capital toward developing stores prior to drawing on the revolving loan account, with draws permitted during a three-year draw period in a pre-determined maximum amount equal to four times the amount of the area developer's equity capital. Upon expiration of the draw period, the loan converts to an amortizing term loan payable over five years in periodic installments, with a final balloon payment. Interest is set at 1% over the applicable reference rate of Bank of America Illinois from time to time and is payable each four-week period. The loan is secured by a pledge of substantially all of the assets of the area developer.

 (a) Loan Conversion Option

  All or any portion of the loan amount may be converted at the Company's election at any time after the expiration of a specified moratorium (generally two years) and after the area developer has completed not less than 80% of its area development commitment (or in the event of certain defaults) into equity in the area developer at the conversion price set forth in such loan agreement, generally at a 12% premium over the per equity unit price paid by the investors in the area developer for the equity investment made concurrently with the execution of the loan agreement. To the extent such loan is not fully drawn or has been drawn and repaid, the Company has a corresponding option to acquire at the loan conversion price the amount of additional equity it could have acquired by conversion of the loan, had it been fully drawn.

  There can be no assurance the Company will or will not convert any loan amount or exercise its option at such time as it may be permitted to do so and, if it does convert, that such conversion will constitute a majority interest in the area developer.

                  EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

 (b) Commitments to Extend Area Developer Financing

  The following table summarizes credit commitments for area developer financing (in thousands of dollars):

                                                       DECEMBER 31,  APRIL 21,
                                                           1995        1996
                                                       ------------ -----------
                                                                    (UNAUDITED)
      Number of area developers receiving financing...         2            4
      Loan commitments................................   $16,000      $89,500
      Unused Loans....................................    12,462       56,934
                                                         -------      -------
      Loans outstanding (included in Notes
       Receivable)....................................   $ 3,538      $32,566
                                                         =======      =======
      Allowance for loan losses.......................   $   --       $   --
                                                         =======      =======

 (c) Credit Risk and Allowance for Loan Losses

  The allowance for credit losses is maintained at a level that in management's judgment is adequate to provide for estimated possible loan losses. The amount of the allowance is based on management's review of each area developer's use of loan proceeds, stage of development, adherence to its store development schedule, store performance trends, type and amount of collateral securing the loan, prevailing economic conditions, and other factors which management deems relevant at the time. Based upon this review and analysis, no allowance was required as of December 31, 1995 and April 21, 1996.

3. STOCK SPLIT

  On July 8, 1996, the board of directors of the Company approved a 225-for-one stock split of the Company's common stock in the form of a stock dividend. Per share amounts, the number of common shares, and capital accounts have been restated to give retroactive effect to the stock split.

4. ROYALTIES AND FRANCHISE-RELATED FEES

  The components of royalties and franchise-related fees are comprised of the following (in thousands of dollars):

                                                                  QUARTER ENDED
                                                                  APRIL 21, 1996
                                                                  --------------
                                                                   (UNAUDITED)
      Royalties..................................................     $  680
      Initial franchise and area developer fees..................      2,600
      Interest income............................................        423
      Other......................................................        279
                                                                      ------
                                                                      $3,982
                                                                      ======

5. ACQUISITION

  In February 1996, the Company acquired Noah's New York Bagel's, Inc. for approximately $100.9 million. The acquisition has been accounted for as a purchase, and, accordingly, the purchase price was allocated to assets (both tangible and identifiable intangible) and liabilities based upon an evaluation of their fair values at the date of the acquisition. Of such total purchase price, $22.1 million was allocated to trademarks (amortized over a 35-year life), $5.2 million was allocated to recipes (amortized over a 10-year life) and $56.3 million was allocated to excess purchase price over fair value of identifiable net assets acquired (amortized over a 35-year life). Such intangibles were identified by management based upon its evaluation of the business acquired. The allocation of the purchase price to trademarks and recipes was based upon a royalty savings methodology which determines the present value of the stream of royalties which the Company believes an independent third party would be willing to pay to obtain the use of such trademarks and recipes. The estimated useful life for these assets was based upon various factors which existed at the time of the acquisition, including the anticipated periods of benefit to be derived from the utilization of such assets in connection with executing a dual brand business strategy, increasing consumer demand for bagel products, the lack of a competitor with national brand awareness, the lack of regulatory limitations on the potential useful lives of such assets, the absence of any inherent or technological obsolescence for such assets, and in the case of trademarks, the long-lived nature of a primary brand name in the consumer marketplace.

                  EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  The following represents the unaudited pro forma results of operations as if the combination had occurred at the beginning of the Company's fiscal year (in thousands of dollars, except per share data):

      Revenue........................................................... $25,683
      Net loss..........................................................   5,199
      Net loss per share................................................ $  0.55

  The pro forma information given above does not purport to be indicative of the results that actually would have been obtained if the operations were combined as of the beginning of the Company's fiscal year, and is not intended to be a projection of future results or trends.

6. COMMITMENTS

  In December 1995, Bagel Store Development Funding, L.L.C. ("Bagel Funding"), formerly Einstein Bros. Equity Funding, L.L.C., ("Bagel Funding") was formed to invest in existing and proposed area developers. Through April 21, 1996, Bagel Funding had raised $90.0 million (including an aggregate of $45.0 million in subscriptions receivable) and had invested a total of $21.9 million in area developers. Bagel Funding can require an area developer to redeem Bagel Funding's equity interest at a formula price in the event the Company acquires a majority interest in the area developer, and if the area developer fails to do so, the Company will be required to purchase Bagel Funding's unredeemed equity interest. In the event the Company's conversion and/or option rights expire unexercised under the area developer's secured loan agreement with the Company, as originally in effect, Bagel Funding will have the right to require, subject to the Company's prior consent, that the area developer undertake a firm commitment underwritten public offering of equity of the area developer. In the event the Company does not consent to a public offering, the area developer can be required to purchase Bagel Funding's unredeemed equity interest in the area developer at a formula price and if the area developer fails to do so, the Company will be required to purchase Bagel Funding's unredeemed equity interest. Also, in the event the Company does not acquire a majority interest in the area developer pursuant to the Company's conversion and/or option rights prior to the time such rights expire unexercised under the area developer's secured loan agreement with the Company, as originally in effect, Bagel Funding will have the right to request that the area developer seek to terminate its area developer and franchise agreements with the Company. If the Company does not consent to such termination, the area developer can be required to redeem Bagel Funding's equity interest in the area developer at a formula price, and if the area developer fails to do so, the Company will be required to purchase Bagel Funding's unredeemed equity interest.

7. SUBSEQUENT EVENT

  In May 1996, the Company entered into a secured revolving credit facility providing for borrowings of up to $45.0 million through April 30, 1998. Borrowing under the facility may be either floating rate loans with interest at the lender's base rate plus 1.0% or, at the Company's option, the rate offered in the interbank Eurodollar market for one-, two-, or three-month dollar deposits offered by the lender plus 3.0%. In addition, a commitment fee of .25% of the average daily unused portion of the loan is required. The facility contains covenants, among others, restricting other borrowings, prohibiting cash dividends, and requires the Company to maintain minimum interest coverage and cash flow ratios, specified store level sales and a minimum capital level. In May 1996, the Company utilized $39.6 million to repay the outstanding bridge loan from Boston Chicken, Inc. The Company's balance sheet as of April 21, 1996, gives effect to this refinancing as if it occurred as of the balance sheet date.

  In June 1996, the $120.0 million convertible loan to the Company was converted into 15,307,421 shares of common stock of the Company. The pro forma balance sheet gives effect to this conversion as if it had occurred on April 21, 1996.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Noah's New York Bagels, Inc.:

  We have audited the accompanying consolidated balance sheets of Noah's New York Bagels, Inc. (the "Company") as of December 31, 1994 and December 30, 1995, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three fiscal years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and December 30, 1995, and the results of their operations and cash flows for each of the three fiscal years in the period ended December 30, 1995 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

San Francisco, California
May 7, 1996

                          NOAH'S NEW YORK BAGELS, INC.

                          CONSOLIDATED BALANCE SHEETS

                    DECEMBER 31, 1994 AND DECEMBER 30, 1995
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               1994     1995
                                                              -------  -------
ASSETS
- ------
Current Assets:
  Cash and cash equivalents.................................. $ 1,726  $ 1,630
  Accounts receivable........................................     239      550
  Inventory..................................................     255      652
  Prepaid expenses...........................................     657      963
                                                              -------  -------
    Total current assets.....................................   2,877    3,795
Property and Equipment.......................................   9,631   19,847
Other Assets.................................................     752      926
                                                              -------  -------
    Total Assets............................................. $13,260  $24,568
                                                              =======  =======
LIABILITIES AND SHAREHOLDERS' DEFICIT
- -------------------------------------
Current Liabilities:
  Accounts payable........................................... $ 1,296  $ 3,439
  Accrued payroll............................................     455      831
  Other accrued expenses.....................................     178      328
  Current portion of long-term debt..........................     211    1,005
                                                              -------  -------
    Total current liabilities................................   2,140    5,603
Long-Term Debt:
  Related parties............................................   4,480      --
  Bank.......................................................   3,378       10
Deferred Credits.............................................     270      309
Redeemable Preferred Stock (liquidation preference of $6,573
 in 1994 and $23,891 in 1995)................................   3,331   20,325
Shareholders' Deficit:
  Common stock, no par value: authorized, 38,000,000 shares;
   issued and outstanding, 5,359,219 shares in 1994 and
   5,365,197 shares in 1995..................................     387      858
  Accumulated deficit........................................    (726)  (1,566)
  Unearned compensation......................................     --      (971)
                                                              -------  -------
    Total shareholders' deficit..............................    (339)  (1,679)
                                                              -------  -------
    Total Liabilities and Shareholders' Deficit.............. $13,260  $24,568
                                                              =======  =======


                See notes to consolidated financial statements.

                          NOAH'S NEW YORK BAGELS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

          YEARS ENDED DECEMBER 31, 1993 AND 1994 AND DECEMBER 30, 1995
                                 (IN THOUSANDS)

                                                       1993    1994     1995
                                                      ------  -------  -------
Net Sales............................................ $8,148  $17,530  $32,323
Costs and Expenses:
  Cost of sales......................................  3,122    6,704   12,118
  Salaries and benefits..............................  2,504    6,340   12,388
  General and administrative expenses................  1,877    4,728    8,561
                                                      ------  -------  -------
  Total Costs and Expenses...........................  7,503   17,772   33,067
                                                      ------  -------  -------
Income (Loss) from Operations........................    645     (242)    (744)
Interest Expense--Net (including interest expense of
 $--, $352 and $326).................................   (168)    (331)     (79)
Other Income (Expense)...............................    (17)      20      (17)
                                                      ------  -------  -------
Net Income (Loss).................................... $  460  $  (553) $  (840)
                                                      ======  =======  =======



                See notes to consolidated financial statements.

                          NOAH'S NEW YORK BAGELS, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                COMMON STOCK    ACCUMULATED
                              ----------------   EARNINGS     UNEARNED
                               SHARES   AMOUNT   (DEFICIT)  COMPENSATION  TOTAL
                              --------- ------  ----------- ------------ -------
Balance at January 1, 1993..    922,222 $  16     $   203      $ --      $   219
Dividends Declared..........        --    --         (836)       --         (836)
Net Income..................        --    --          460        --          460
Issuance of Common Stock for
 Acquisition................  1,180,000   717         --         --          717
                              --------- -----     -------      -----     -------
Balance at January 1, 1994..  2,102,222   733        (173)       --          560
Recapitalization............  3,219,028   --          --         --          --
Stock Options Exercised.....     37,969     1         --         --            1
Accretion of Redeemable
 Preferred Stock............        --   (347)        --         --         (347)
Net Loss....................        --    --         (553)       --         (553)
                              --------- -----     -------      -----     -------
Balance at December 31,
 1994.......................  5,359,219   387        (726)       --         (339)
Stock Options Exercised.....      5,978     1         --         --            1
Accretion of Redeemable
 Preferred Stock............        --   (520)        --         --         (520)
Compensatory Stock Option
 Grants.....................        --    990         --        (990)        --
Amortization of Unearned                                          19
 Compensation...............        --    --          --                      19
Net Loss....................        --    --         (840)       --         (840)
                              --------- -----     -------      -----     -------
Balance at December 30,
 1995.......................  5,365,197 $ 858     $(1,566)     $(971)    $(1,679)
                              ========= =====     =======      =====     =======



                See notes to consolidated financial statements.

                          NOAH'S NEW YORK BAGELS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

          YEARS ENDED DECEMBER 31, 1993 AND 1994 AND DECEMBER 30, 1995
                                 (IN THOUSANDS)

                                                     1993     1994      1995
                                                    -------  -------  --------
Cash Flows from Operating Activities:
 Net income (loss)................................. $   460  $  (553) $   (840)
 Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
  Depreciation and amortization....................     289      863     1,966
  Noncash compensation expense.....................     --       --         19
  Deferred credits.................................      50      220        39
  Other............................................     --       276       184
  Changes in assets and liabilities:
   Accounts receivable.............................     (74)     (71)     (311)
   Inventory.......................................     (70)    (138)     (397)
   Prepaid expenses................................     (39)    (582)     (306)
   Other assets....................................     (32)     (94)     (205)
   Accounts payable and accrued expenses...........     498    1,190     2,669
                                                    -------  -------  --------
    Net cash provided by operating activities......   1,082    1,111     2,818
Cash Flows from Investing Activities--
 Purchases of property and equipment...............  (1,996)  (7,578)  (12,160)
Cash Flows from Financing Activities:
 Borrowings from related parties...................   1,250        5     5,191
 Proceeds from issuance of short-term debt.........     --     2,000       --
 Proceeds from issuance of redeemable preferred
  stock, net.......................................     --     2,970     7,123
 Net borrowings (repayments) under line-of-credit
  agreements.......................................      95    3,550    (2,550)
 Repayments of long-term debt......................    (113)    (315)      (24)
 Repayments related party debt.....................     --      (104)     (495)
 Stock options exercised...........................     --        15         1
 Dividends paid....................................    (207)    (167)      --
                                                    -------  -------  --------
    Net cash provided by financing activities......   1,025    7,954     9,246
                                                    -------  -------  --------
Net Increase (Decrease) in Cash and Cash
 Equivalents.......................................     111    1,487       (96)
Cash and Cash Equivalents at Beginning of Year.....     128      239     1,726
                                                    -------  -------  --------
Cash and Cash Equivalents at End of Year........... $   239  $ 1,726  $  1,630
                                                    =======  =======  ========
Other Cash Flow Information--Interest paid......... $   119  $   313  $    400
                                                    =======  =======  ========
Supplemental Information of Noncash Transactions:
 Acquisition of P&A Ventures, Inc.--common stock
  issued........................................... $   717  $   --   $    --
 Dividends paid with notes payable.................     462      --        --
 Conversion of promissory note to series B
  redeemable preferred stock.......................     --       --      5,283
 Conversion of related party debt to Series B
  redeemable preferred stock.......................     --       --      4,068

                See notes to consolidated financial statements.

                         NOAH'S NEW YORK BAGELS, INC.

              NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

         YEARS ENDED DECEMBER 31, 1993 AND 1994 AND DECEMBER 30, 1995

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Business--Noah's New York Bagels, Inc. (the "Company") produces high quality bagels, cream cheeses and salads and sells them, along with a variety of sandwiches, beverages and other delicatessen items, primarily through Company-owned and operated restaurants on the West Coast. In addition, the Company operates a wholesale business selling bagels and cream cheeses directly to various grocers, delicatessens and restaurants.

  Recapitalization--In April 1994, the Company effected a recapitalization whereby each outstanding share of common stock (2,102,222 shares) converted into 2.53125 shares of common stock (3,291,028 shares) and 0.84375 shares of Series A convertible preferred stock (1,773,750 shares).

  Change in Fiscal Year End--In 1995 the Company changed its year end from December 31 to the Saturday closest to December 31. As a result fiscal 1995 ended December 30, 1995.

  Cash and Cash Equivalents--The Company classifies as cash equivalents all highly liquid investments, primarily composed of money market accounts and certificate of deposits with a maturity of three months or less, which are convertible to a known amount of cash and carry an insignificant risk of change in value.

  Inventory, primarily raw ingredients and food held for resale, is stated at the lower of cost (first-in, first-out method) or market.

  Property and Equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 10 years. Amortization of improvements to leased properties is based upon the term of the applicable lease or the estimated useful lives of such assets, whichever is shorter.

  Income Taxes--Effective May 3, 1994, the Company converted from an S-Corporation to a C-Corporation subject to federal and state income taxes.

  Pre-opening costs consist of direct costs of hiring and training the initial workforce and other direct costs associated with opening a new store. Such costs are amortized over a twelve-month period commencing with the store opening.

  Deferred Rent--Certain of the Company's lease agreements provide for scheduled rent increases during the lease term, or for rental payments commencing at a date other than initial occupancy. Provision is made for the excess of operating lease rentals computed on a straight-line basis over the lease term, over cash rentals paid.

  Accounting Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Impact of New Accounting Standards--The Company will adopt Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of in 1996. The adoption of SFAS No. 121 is expected to have no material affect on the Company's consolidated financial statements.

                         NOAH'S NEW YORK BAGELS, INC.

  Fair Value of Financial Instruments--In accordance with SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," the carrying value of the Company's current assets and liabilities approximate their estimated fair value.

  The Company is required to adopt "SFAS" No. 123, Accounting for Stock-Based Compensation in fiscal 1996. SFAS No. 123 establishes accounting and disclosure requirements using a fair value based method of accounting for stock based employee compensation plans. Under SFAS No. 123 the Company may either adopt the new fair value based accounting method or continue the intrinsic value based method under APB 25. Accounting for Stock issued to Employees and provide pro forma disclosures of net earnings as if the accounting provisions of SFAS No. 123 had been adopted. The Company plans to adopt only the disclosure requirements of SFAS No. 123; therefore such adoption will have no effect on the Company's consolidated net earnings or cash flows.

2. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following at December 31 and December 30, respectively (in thousands):

                                                                1994     1995
                                                               -------  -------
      Leasehold improvements.................................. $ 5,002  $11,248
      Equipment...............................................   3,875    7,422
      Furniture and fixtures..................................     808    2,076
      Construction in progress................................   1,116    2,187
                                                               -------  -------
          Total...............................................  10,801   22,933
      Less accumulated depreciation and amortization..........  (1,170)  (3,086)
                                                               -------  -------
      Property and equipment--net............................. $ 9,631  $19,847
                                                               =======  =======

3. BANK LINE OF CREDIT

  At December 30, 1995 the Company had a line of credit agreement with a bank that provides for unsecured borrowings up to $12,000,000 through January 1, 2002 of which $1,000,000 was outstanding and was repaid in February 1996. Interest on borrowings under this agreement are at varying rates, based on the bank's prime rate or at a fixed rate.

  Long-term debt at December 31 and December 30, respectively, consists of the following (in thousands):

                                                                 1994    1995
                                                                ------  -------
      Line of credit........................................... $3,550  $ 1,000
      Other....................................................     39       15
                                                                ------  -------
          Total................................................  3,589    1,015
      Less current portion.....................................   (211)  (1,005)
                                                                ------  -------
          Total................................................ $3,378  $    10
                                                                ======  =======

  Minimum principal payments are as follows (in thousands):

      1996............................................................... $1,005
      1997...............................................................      5
      1998...............................................................      5
                                                                          ------
          Total.......................................................... $1,015
                                                                          ======

                         NOAH'S NEW YORK BAGELS, INC.

4. NOTES PAYABLE TO RELATED PARTIES

  During 1995, $4,068,000 of related party debt (including $83,000 of accrued interest) was converted into Series B preferred stock and $495,000 was repaid. Notes payable to related parties at December 31, 1994 consisted of convertible subordinated notes of $3,330,000 issued to shareholders bearing interest at 8%; subordinated notes issued to shareholders of $655,000 bearing interest at 10%; a promissory note issued to shareholders of $475,000 bearing interest at 10%; and S-Corporation distribution notes of $20,000 payable in installments of principal and interest at 10%.

5. INCOME TAXES

  Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and
(b) net operating loss carryforwards.

  Significant components of the Company's net deferred taxes at December 31 and December 30, respectively, are as follows (in thousands):

                                                                    1994  1995
                                                                    ----  -----
      Deferred tax assets:
        Federal operating tax loss carryforward.................... $227  $ 619
        State operating tax loss carryforward......................   24     75
        Nondeductible accruals.....................................   95     92
                                                                    ----  -----
          Total.................................................... $346  $ 786
                                                                    ====  =====
      Deferred tax liabilities:
        Preopening stores expense.................................. $149  $ 197
        Depreciation...............................................  118    245
        Other......................................................   34     44
                                                                    ----  -----
          Total....................................................  301    486
                                                                    ----  -----
      Net deferred tax assets......................................   45    300
      Less valuation allowance.....................................  (45)  (300)
                                                                    ----  -----
          Total.................................................... $ --  $  --
                                                                    ====  =====

  A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. As it is more likely than not that sufficient taxable income will not be generated in future periods to utilize the deferred tax assets, a valuation allowance has been recorded. During 1995 the valuation allowance increased by $255,000 and during 1994 the valuation allowance increased by $45,000.

  As of December 30, 1995, the Company had a net operating loss carryforward for federal income tax purposes of approximately $1,821,000 and a net operating loss carryforward for state tax purposes of approximately $1,214,000. Subsequent to year end, there was a change in ownership of the Company (Note 9). Certain provisions of the 1986 Tax Reform Act have significantly limited the use of the Company's net operating loss carryforwards under the change in ownership provisions of Section 382 of the Internal Revenue Code. Federal NOL's expire beginning 2009; state NOL's expire beginning 1999.

                         NOAH'S NEW YORK BAGELS, INC.

6. REDEEMABLE PREFERRED STOCK

  Changes in redeemable preferred stock are as follows (in thousands):

                                            SERIES A       SERIES B
                                         -------------- --------------
                                         SHARES DOLLARS SHARES DOLLARS   TOTAL
                                         ------ ------- ------ -------  -------
Balance December 31, 1993..............    --   $  --     --   $   --   $   --
Recapitalization (Note 1)..............  1,774     --     --       --       --
Issuance of Series A for cash..........  1,500   2,970    --       --     2,970
Stock options exercised................     12      14    --       --        14
Accretion to redemption value..........    --      347    --       --       347
                                         -----  ------  -----  -------  -------
Balance at December 31, 1994...........  3,286   3,331    --       --     3,331
Issuance of Series B for cash..........    --      --   2,121    7,550    7,550
Conversion of related party debt to
 Series B (Note 4).....................    --      --   1,143    4,068    4,068
Conversion of promissory note to Series
 B.....................................    --      --   1,481    5,283    5,283
Costs of issuing Series B..............    --      --     --      (427)    (427)
Accretion to redemption value..........    --      520    --       --       520
                                         -----  ------  -----  -------  -------
Balance at December 30, 1995...........  3,286  $3,851  4,745  $16,474  $20,325
                                         =====  ======  =====  =======  =======

  In March 1995, the Company amended and restated its Articles of Incorporation to authorize the issuance of 76,000,000 shares including 38,000,000 shares of common stock and 38,000,000 shares of preferred stock. Of the 38,000,000 shares of preferred stock, 3,375,000 shares are designated Series A convertible redeemable preferred stock and 4,904,425 shares are designated as Series B cumulative convertible redeemable preferred stock.

  In March 1995, the Company issued $5,191,000 of 5.90% convertible promissory notes to a shareholder. In September 1995, the entire unpaid principal balance of $5,191,000 and accrued interest of $92,000 automatically converted into 1,481,219 shares of the Company's Series B cumulative convertible redeemable preferred stock.

  Liquidation Preferences--Upon liquidation, the holders of Series A convertible redeemable preferred stock and Series B cumulative convertible redeemable preferred stock are entitled to receive a preferential payment of $2.00 per share and $3.56 per share, respectively, before payments are made to the holders of common stock.

  Dividends and Dividend Preferences--If declared by the Board of Directors of the Company, the holders of Series A cumulative convertible redeemable preferred stock are entitled to receive dividends at a rate per annum of $.16 per share. If declared by the Board of Directors of the Company, dividends accrue and accumulate on Series B cumulative convertible redeemable preferred stock at a rate of $.2848 per share, per annum. Through December 31, 1995, no dividends have been declared.

  Conversion Rights--All series of preferred stock are convertible into common stock on a one-for-one basis, as adjusted, based on the issuance of common stock, options, warrants or other securities convertible into common stock.

  Preferred Stock Redemption--Series A convertible redeemable preferred stock is redeemable at the option of the holder under certain conditions beginning March 31, 2001 at a per share price of $2.00, plus an amount equal to all accrued but unpaid dividends. Series B cumulative convertible redeemable preferred stock is redeemable at the option of the holder under certain conditions beginning March 31, 2001 at a per share price of $3.56, plus an amount equal to the total of all accrued but unpaid dividends. The preferred stock is being accreted to its minimum redemption value.

                         NOAH'S NEW YORK BAGELS, INC.

7. STOCK OPTION PLANS

  Under Company's stock option plans, the Company may grant incentive and nonqualified options to purchase up to 2,053,750 shares of common stock and 101,250 shares of Series A Preferred Stock. Options vest ratably over five years, are exercisable up to ten years and are generally granted at an exercise price that approximates fair market value at the date of grant, as determined by the Board of Directors.

  A summary of stock option transactions follows:

                                                          NUMBER
                                                         OF STOCK   OPTION PRICE
                                                          OPTIONS    PER SHARE
                                                         ---------  ------------
      Outstanding at December 31, 1993
        Granted.........................................   844,500   $     .20
        Canceled........................................    (7,500)        .20
      Outstanding at December 31, 1994..................   837,000         .20
        Granted.........................................   977,075     .20-.50
        Exercised.......................................    (5,978)        .20
        Canceled........................................  (103,247)    .20-.50
                                                         ---------   ---------
      Outstanding at December 30, 1995.................. 1,704,850   $.20-$.50
                                                         =========   =========

  At December 30, 1995, stock options available for grant were 45,158 and approximately 170,000 options were exercisable.

  During 1995, the Company granted options with exercise prices below market value. The difference between the market value and the exercise price will be recognized as compensation expense over the five year vesting period. Compensation expense in 1995 related to such options was $19,000. Immediately prior to the acquisition of the Company in February 1996 (see Note 9), certain options were accelerated and exercised. Accordingly, the unamortized compensation expense of $971,000 at December 30, 1995, will be recognized as compensation expense in 1996.

8. LEASES

  The Company leases restaurant, office and production facilities under operating lease agreements that expire at various dates, with options to extend through 2016. In addition to minimum rental payments, certain of the leases require contingent payments based on sales levels. The Company also pays real estate taxes, insurance and maintenance expenses related to these leases. Net rental expense for all operating leases was as follows (in thousands):

                                                               1993 1994  1995
                                                               ---- ---- ------
      Minimum rentals......................................... $309 $638 $1,409
      Contingent rentals and other charges....................  --    40     40
                                                               ---- ---- ------
                                                               $309 $678 $1,449
                                                               ==== ==== ======

                         NOAH'S NEW YORK BAGELS, INC.

        NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  The aggregate future minimum lease payments under all non-cancelable lease agreements are as follows (in thousands):

      1996............................................................. $ 3,305
      1997.............................................................   4,213
      1998.............................................................   4,074
      1999.............................................................   3,982
      2000.............................................................   3,749
      Thereafter.......................................................  15,167
                                                                        -------
          Total minimum lease commitments..............................  34,490
      Less sublease rentals............................................    (160)
                                                                        -------
          Total minimum lease commitments.............................. $34,330
                                                                        =======

9. SUBSEQUENT EVENT

  In February 1996, all outstanding preferred and common stock of the Company was acquired by Einstein/Noah Bagel Corp. for approximately $100.9 million in cash.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Bagel & Bagel, Inc.:

  We have audited the accompanying statements of operations and cash flows for the year ended December 27, 1994 and the period from December 28, 1994 to March 23, 1995 of Bagel & Bagel, Inc. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Bagel & Bagel, Inc. for the year ended December 27, 1994 and the period from December 28, 1994 to March 23, 1995 in conformity with generally accepted accounting principles.

                                          MAYER HOFFMAN McCANN L.C.

Kansas City, Missouri
April 26, 1996

                              BAGEL & BAGEL, INC.

                            STATEMENTS OF OPERATIONS

            FOR THE YEAR ENDED DECEMBER 27, 1994 AND THE PERIOD FROM
                      DECEMBER 28, 1994 TO MARCH 23, 1995

                                                   YEAR ENDED     PERIOD FROM
                                                  DECEMBER 27, DECEMBER 28, 1994
                                                      1994     TO MARCH 23, 1995
                                                  ------------ -----------------
Net Sales........................................  $5,858,908     $1,887,424
Cost and Expenses:
  Cost of products sold..........................   2,369,512        735,691
  Salaries and benefits..........................   1,534,138        534,759
  General and administrative.....................   1,704,667        653,430
                                                   ----------     ----------
    Total costs and expenses.....................   5,608,317      1,923,880
                                                   ----------     ----------
Income (Loss) from Operations....................     250,591        (36,456)
                                                   ----------     ----------
Other Expense:
  Interest expense...............................    (133,331)       (79,093)
  Other expense, net.............................    (249,000)       (14,277)
                                                   ----------     ----------
    Total other expense..........................    (382,331)       (93,370)
                                                   ----------     ----------
Net Loss.........................................  $ (131,740)    $ (129,826)
                                                   ==========     ==========




   The accompanying notes to the financial statements are an integral part of these statements.

                              BAGEL & BAGEL, INC.

                            STATEMENTS OF CASH FLOWS

          FOR THE YEAR ENDED DECEMBER 27, 1994 AND FOR THE PERIOD FROM
                      DECEMBER 28, 1994 TO MARCH 23, 1995

                                                 YEAR ENDED      PERIOD FROM
                                                  DECEMBER    DECEMBER 28, 1994
                                                  27, 1994    TO MARCH 23, 1995
                                                 -----------  -----------------
Cash Flows from Operating Activities:
  Net loss...................................... $  (131,740)    $  (129,826)
  Adjustments to reconcile loss to net cash
   provided by operating activities:
    Depreciation and amortization...............     375,742         139,478
    Changes in assets and liabilities:
      Accounts receivable.......................       1,469          63,053
      Inventories...............................    (186,994)         20,349
      Prepaid expenses and other current assets.      (9,242)         34,587
      Accounts payable and accrued expenses.....     683,417        (115,568)
                                                 -----------     -----------
        Net cash provided by operating
         activities.............................     732,652          12,073
Cash Flows from Investing Activities:
  Purchase of property and equipment............  (2,087,859)       (525,019)
  Purchase of other assets......................     (11,464)            --
                                                 -----------     -----------
        Net cash used in investing activities...  (2,099,323)       (525,019)
Cash Flows from Financing Activities:
  Increase in short-term obligations............     632,679       2,038,652
  Proceeds from long-term obligations...........     903,420         101,180
  Repayment of long-term obligations............    (125,894)     (1,672,197)
                                                 -----------     -----------
        Net cash provided by financing
         activities.............................   1,410,205         467,635
                                                 -----------     -----------
Net increase (decrease) in Cash.................      43,534         (45,311)
Cash, beginning of period.......................     210,340         253,874
                                                 -----------     -----------
Cash, end of period............................. $   253,874     $   208,563
                                                 ===========     ===========
Supplemental Cash Flow Information:
  Interest Paid................................. $    84,880     $    12,701
                                                 ===========     ===========


   The accompanying notes to the financial statements are an integral part of these statements.

                              BAGEL & BAGEL, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

  The Company operates a chain of bagel stores in the Kansas City metropolitan area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 Property and Equipment

  The provision for depreciation and amortization has been calculated using the straight-line and accelerated methods. The following represents the useful lives over which the assets are depreciated and amortized:

      Leasehold improvements..........................................   8 years
      Furniture, fixtures, and equipment.............................. 5-7 years

  Expenditures for maintenance and repairs are expensed as incurred.

 Revenue Recognition

  Revenue from sales is recognized in the period the related food and beverage products are sold.

 Income Taxes

  The Company is organized as a Subchapter S corporation for federal and state income tax purposes. Any taxable income or loss is the responsibility of the individual stockholders.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassification

  Certain items in the financial statements for the year ended December 27, 1994 have been reclassified to conform with the presentation of the period ended March 23, 1995.

3. COMMITMENTS AND CONTINGENCIES

  The Company leases its corporate offices, store premises and commissary under various noncancelable operating lease agreements. Lease terms are generally five years with renewal options ranging from one to ten years. Most of these leases contain escalation clauses and common area maintenance charges. Total rent expense was approximately $306,000 for the year ended December 27, 1994 and $100,000 for the period ended March 23, 1995, including contingent rental expense of approximately $101,000 for the year ended December 27, 1994 and $23,000 for the period ended March 23, 1995.

  On December 13, 1994, the Company suffered a fire at one of its retail locations, resulting in the involuntary conversion of the equipment, inventory and leasehold improvements therein. The Company retains insurance

                              BAGEL & BAGEL, INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

coverage at the replacement value which is deemed to be in excess of the net book value of the assets lost. As the claim for recovery from insurance is probable of realization, no loss has been recorded in the financial statements for the year ended December 27, 1994. In addition, as the amount of the insurance proceeds to be collected is uncertain, no gain has been recorded in the financial statements for the year ended December 27, 1994 and the period ended March 23, 1995. If the final insurance proceeds exceed the net book value of the assets lost, a gain may result which would be recorded at that time.

4. RELATED-PARTY TRANSACTIONS

  The Company leases certain facilities from an entity controlled by the sole stockholder. Total rent paid under this lease was $8,307 for the year ended December 27, 1994 and $18,000 for the period ended March 23, 1995.

5. SALE OF ASSETS

  In March 1995, the Company sold substantially all of its net assets in exchange for consideration with a market value of approximately $8.9 million.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Offerdahl's Bagel Gourmet, Inc. and Affiliates:

  We have audited the accompanying combined statements of operations and cash flows of Offerdahl's Bagel Gourmet, Inc. and Affiliates (Florida corporations) for the years ended December 31, 1993 and 1994 and the period from January 1, 1995 to April 2, 1995. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Offerdahl's Bagel Gourmet, Inc. and Affiliates for the years ended December 31, 1993 and 1994 and the period from January 1, 1995 to April 2, 1995 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Denver, Colorado
April 24, 1996

                 OFFERDAHL'S BAGEL GOURMET, INC. AND AFFILIATES

                       COMBINED STATEMENTS OF OPERATIONS

         FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994 AND THE PERIOD
                     FROM JANUARY 1, 1995 TO APRIL 2, 1995

                                         YEARS ENDED DECEMBER      PERIOD FROM
                                                  31,            JANUARY 1, 1995
                                         ----------------------        TO
                                            1993        1994      APRIL 2, 1995
                                         ----------  ----------  ---------------
Net Sales............................... $2,691,161  $4,785,116    $1,712,091
Cost and Expenses:
  Cost of products sold.................  1,167,075   2,082,739     1,010,311
  Salaries and benefits.................    761,466   1,525,307       776,739
  General and administrative............    487,359   1,014,670       227,585
                                         ----------  ----------    ----------
    Total costs and expenses............  2,415,900   4,622,716     2,014,635
                                         ----------  ----------    ----------
Income (loss) from Operations...........    275,261     162,400      (302,544)
Other Income (Expense):
  Interest expense......................        --         (585)       (6,058)
  Interest income.......................        --          295           --
  Other income (expense)................     (2,909)     23,749           365
                                         ----------  ----------    ----------
    Total other income (expense)........     (2,909)     23,459        (5,693)
                                         ----------  ----------    ----------
Net Income (Loss)....................... $  272,352  $  185,859    $ (308,237)
                                         ==========  ==========    ==========


   The accompanying notes to the financial statements are an integral part of these statements.

                 OFFERDAHL'S BAGEL GOURMET, INC. AND AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS

       FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994 AND FOR THE PERIOD
                     FROM JANUARY 1, 1995 TO APRIL 2, 1995

                                              YEARS ENDED         PERIOD FROM
                                             DECEMBER 31,       JANUARY 1, 1995
                                          --------------------    TO APRIL 2,
                                            1993       1994          1995
                                          ---------  ---------  ---------------
Cash Flows from Operating Activities:
  Net income (loss)...................... $ 272,352  $ 185,859     $(308,237)
  Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities:
    Depreciation and amortization........   120,091    232,158        68,321
    Changes in assets and liabilities:
      Accounts receivable................   (35,804)    35,842       (17,420)
      Inventories........................   (46,770)   (48,527)        7,592
      Prepaid expenses and other current
       assets............................   (13,965)   (27,352)       (9,969)
      Accounts payable and accrued
       expenses..........................   111,424     84,834       879,557
      Other..............................   (43,367)   (57,974)      (28,848)
                                          ---------  ---------     ---------
        Net cash provided by operating
         activities......................   363,961    404,840       590,996
Cash Flows from Investing Activities:
  Purchases of property and equipment....  (600,775)  (800,205)     (458,380)
                                          ---------  ---------     ---------
        Net cash used in investing
         activities......................  (600,775)  (800,205)     (458,380)
Cash Flows from Financing Activities:
  Proceeds from issuance of common stock.   547,005    760,000        28,080
  Distributions to stockholders..........  (235,000)  (570,000)      (32,000)
  Proceeds from long-term obligations....       --     250,000           --
  Repayment of long-term obligations.....       --         --       (250,000)
                                          ---------  ---------     ---------
        Net cash provided by (used in)
         financing activities............   312,005    440,000      (253,920)
                                          ---------  ---------     ---------
Net increase (decrease) in Cash..........    75,191     44,635      (121,304)
Cash, beginning of period................   128,316    203,507       248,142
                                          ---------  ---------     ---------
Cash, end of period...................... $ 203,507  $ 248,142     $ 126,838
                                          =========  =========     =========
Supplemental Cash Flow Information:
  Interest Paid.......................... $     --   $     --      $   6,643
                                          =========  =========     =========


   The accompanying notes to the financial statements are an integral part of these statements.

                OFFERDAHL'S BAGEL GOURMET, INC. AND AFFILIATES

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

  Offerdahl's Bagel Gourmet, Inc. and Affiliates (the "Company") operates a chain of bagel stores in Southern Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Combination

  The accompanying combined financial statements include the accounts of Offerdahl's Bagel Gourmet Inc., Bagel Gourmet (Sheridan), Inc., Bagel Gourmet (Weston), Inc., Bagel Gourmet (Pembroke), Inc., Bagel Gourmet (Boynton), Inc., Bagel Gourmet (Promenade), Inc., Bagel Gourmet, Inc., and Bagel Gourmet Production, Inc. Bagel Gourmet, Inc. was formed in 1993 through the merger of Bagel Gourmet (Sheridan), Inc., Bagel Gourmet (Pembroke), Inc., Bagel Gourmet (Boynton), Inc., Bagel Gourmet (Promenade), Inc. and Bagel Gourmet (Weston), Inc., with Bagel Gourmet (Weston), Inc. as the surviving corporation. Bagel Gourmet (Weston), Inc. then changed its name to Bagel Gourmet, Inc. Offerdahl's Bagel Gourmet, Inc. was formed December 31, 1994 through the merger of Bagel Gourmet Production, Inc. and Bagel Gourmet, Inc. All the companies are under common control. All material intercompany accounts and transactions have been eliminated in combination.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 Property and Equipment

  The provision for depreciation and amortization has been calculated using the straight-line method. The following represents the useful lives over which the assets are depreciated and amortized:

      Leasehold improvements........................................ 10-15 years
      Furniture, fixtures, and equipment............................   5-7 years

  Expenditures for maintenance and repairs are expensed as incurred.

 Revenue Recognition

  Revenue from sales is recognized in the period the related food and beverage products are sold.

 Income Taxes

  The Company is organized as a Subchapter S corporation for federal and state income tax purposes. Any taxable income or loss is the responsibility of the individual stockholders.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. COMMITMENTS

  The Company leases its corporate offices, store premises and commissary under various noncancelable operating lease agreements. Lease terms are generally five years with two or three five-year renewal options. Most of these leases contain escalation clauses and common area maintenance charges. Total rent expense was approximately $168,000 in 1993, $264,000 in 1994, and $97,000 from January 1, 1995 through April 2, 1995.

4. SALE OF ASSETS

  In March 1995, the Company sold certain of its net assets in exchange for consideration with a market value of approximately $10.4 million.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Baltimore Bagel Co.:

  We have audited the accompanying statements of operations and cash flows of Baltimore Bagel Co. (a California corporation) for the years ended December 31, 1993 and 1994 and the period from January 1, 1995 to August 10, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Baltimore Bagel Co. for the years ended December 31, 1993 and 1994 and the period from January 1, 1995 to August 10, 1995 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Denver, Colorado
April 24, 1996

                              BALTIMORE BAGEL CO.

                            STATEMENTS OF OPERATIONS

       FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994 AND THE PERIOD FROM
                       JANUARY 1, 1995 TO AUGUST 10, 1995

                                      YEARS ENDED DECEMBER
                                               31,               PERIOD FROM
                                      ----------------------   JANUARY 1, 1995
                                         1993        1994     TO AUGUST 10, 1995
                                      ----------  ----------  ------------------
Net Sales............................ $6,365,586  $7,714,995      $5,760,017
Cost and Expenses:
  Cost of products sold..............  1,887,879   2,378,824       1,857,310
  Salaries and benefits..............  2,550,276   2,623,055       2,033,937
  General and administrative.........  1,762,373   2,138,286       1,614,783
                                      ----------  ----------      ----------
    Total costs and expenses.........  6,200,528   7,140,165       5,506,030
                                      ----------  ----------      ----------
Income from Operations...............    165,058     574,830         253,987
Other Income (Expense):
  Interest expense...................    (40,101)    (36,106)        (13,100)
  Interest income....................     11,667      12,766          16,261
  Other income (expense), net........        (80)     29,743         (21,027)
                                      ----------  ----------      ----------
    Total other income (expense).....    (28,514)      6,403         (17,866)
                                      ----------  ----------      ----------
Net Income........................... $  136,544  $  581,233      $  236,121
                                      ==========  ==========      ==========



   The accompanying notes to the financial statements are an integral part of these statements.

                              BALTIMORE BAGEL CO.

                            STATEMENTS OF CASH FLOWS

     FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994 AND FOR THE PERIOD FROM
                       JANUARY 1, 1995 TO AUGUST 10, 1995

                                           YEARS ENDED
                                          DECEMBER 31,          PERIOD FROM
                                       --------------------   JANUARY 1, 1995
                                         1993       1994     TO AUGUST 10, 1995
                                       ---------  ---------  ------------------
Cash Flows from Operating Activities:
  Net income.......................... $ 136,544  $ 581,233      $ 236,121
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
    Depreciation and amortization.....   206,353    205,828        148,926
    Loss on disposal of property and
     equipment........................    26,417        --          16,619
    Changes in assets and liabilities:
      Accounts receivable.............    (3,140)    (8,956)         3,254
      Inventories.....................   (18,263)    (1,097)           823
      Prepaid expenses and other
       current assets.................     4,518    (25,815)        16,677
      Accounts payable and accrued
       expenses.......................    21,703     67,220         42,713
      Other assets....................       --      (4,950)        10,343
                                       ---------  ---------      ---------
        Net cash provided by operating
         activities...................   374,132    813,463        475,476
Cash Flows from Investing Activities:
  Purchases of property and equipment.   (46,464)  (480,908)      (217,774)
  Proceeds from sale of property and
   equipment..........................       --         --          29,004
                                       ---------  ---------      ---------
        Net cash used in investing
         activities...................   (46,464)  (480,908)      (188,770)
Cash Flows from Financing Activities:
  Distributions to stockholders.......       --         --        (823,950)
  Proceeds from long-term obligations.   364,123    436,566        149,880
  Repayment of long-term obligations..  (375,621)  (764,837)      (105,381)
                                       ---------  ---------      ---------
        Net cash used in financing
         activities...................   (11,498)  (328,271)      (779,451)
                                       ---------  ---------      ---------
Net increase (decrease) in cash and
 equivalents..........................   316,170      4,284       (492,745)
Cash and equivalents, beginning of
 period...............................   172,291    488,461        492,745
                                       ---------  ---------      ---------
Cash and equivalents, end of period... $ 488,461  $ 492,745      $     --
                                       =========  =========      =========
Supplemental Cash Flow Information:
  Interest Paid....................... $  40,101  $  36,106      $  13,100
                                       =========  =========      =========


   The accompanying notes to the financial statements are an integral part of these statements.

                              BALTIMORE BAGEL CO.

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

  The Company operates a chain of bagel stores in southern California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 Property and Equipment

  The provision for depreciation and amortization has been calculated using the straight-line method. The following represents the useful lives over which the assets are depreciated and amortized:

      Leasehold improvements......................................... 5-18 years
      Furniture, fixtures, and equipment.............................  3-7 years

  Expenditures for maintenance and repairs are expensed as incurred.

 Revenue Recognition

  Revenue from sales is recognized in the period the related food and beverage products are sold.

 Income Taxes

  The Company is organized as a Subchapter S corporation for federal and state income tax purposes. Any taxable income or loss is the responsibility of the individual stockholders.

 Employee Benefit Plan

  The Company has a 401(k) plan for which all full-time employees participate. Company contributions were approximately $4,800 in 1993, $11,300 in 1994, and $4,700 for the period ended August 10, 1995.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. COMMITMENTS

  The Company leases its corporate offices, store premises and commissary under various noncancelable operating lease agreements. Lease terms are generally five years with one or two five-year renewal options. Most of these leases contain escalation clauses and common area maintenance charges. Total rent expense was approximately $479,500 in 1993, $535,900 in 1994, and $473,500 for the period ended August 10, 1995.

4. RELATED-PARTY TRANSACTIONS

  The Company leases its corporate offices from an entity controlled by the stockholders. Total rent paid under this lease was approximately $79,900 in 1993, $81,100 in 1994, and $59,700 for the period ended August 10, 1995.

5. SALE OF ASSETS

  In August 1995, the Company sold substantially all of its net assets in exchange for consideration with a market value of approximately $11.8 million.

                  UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL

           INFORMATION OF EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

  The pro forma consolidated statements of operations for the fiscal year ended December 31, 1995 and for the quarter ended April 21, 1996 give effect to the acquisitions of Noah's New York Bagel's, Inc., Bagel & Bagel, Inc., Baltimore Bagel Co., Brackman Brothers, Inc., and Offerdahl's Bagel Gourmet, Inc. as of December 26, 1994 (the beginning of the Company's 1995 fiscal year). The pro forma consolidated financial statements are based upon the assumptions set forth in the accompanying notes to such statements. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable under the circumstances.

  The pro forma consolidated financial statements should be read in conjunction with the related historical financial statements and are not necessarily indicative of the results that would have actually occurred had the acquisitions been consummated on the dates or for the periods indicated or which may occur in the future.

                  EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                  NOAH'S NEW
                                     YORK                                 OFFERDAHL'S   BRACKMAN
                    EINSTEIN/NOAH   BAGELS,      BAGEL &     BALTIMORE       BAGEL      BROTHERS,
                     BAGEL CORP.      INC.     BAGEL, INC.   BAGEL CO.   GOURMET, INC.     INC.      PRO FORMA    UNAUDITED
                    (HISTORICAL)  (HISTORICAL) (HISTORICAL) (HISTORICAL)  (HISTORICAL) (HISTORICAL) ADJUSTMENTS   PRO FORMA
                    ------------- -----------  -----------  -----------  ------------- -----------  -----------   ---------
Revenue:
 Company-operated
 stores...........    $ 25,685      $32,323      $1,887       $5,760        $1,712       $2,283                   $ 69,650
 Royalties and
 franchise-related
 fees.............         738          --          --           --            --           --                         738
                      --------      -------      ------       ------        ------       ------                   --------
                        26,423       32,323       1,887        5,760         1,712        2,283                     70,388
Costs and
Expenses:
 Cost of products
 sold.............       8,239       12,118         736        1,857         1,010        1,125                     25,085
 Salaries and
 benefits.........      13,531       12,388         535        2,034           777          282                     29,547
 General and
 administrative...      21,230        8,561         653        1,615           228          497        2,766 (1)    35,550
 Write-off of
 intangible
 assets...........      26,575          --          --           --            --           --                      26,575
                      --------      -------      ------       ------        ------       ------                   --------
Total costs and
expenses..........      69,575       33,067       1,924        5,506         2,015        1,904                    116,757
                      --------      -------      ------       ------        ------       ------                   --------
Income (Loss) from
Operations........     (43,152)        (744)        (37)         254          (303)         379                    (46,369)
Other Income
(Expense):
Interest income
(expense), net....      (1,281)         (79)        (79)           3            (6)         --        (9,090)(2)   (10,532)
Other income
(expense), net....         717          (17)        (14)         (21)          --           --                         665
                      --------      -------      ------       ------        ------       ------                   --------
 Total other
 expense..........        (564)         (96)        (93)         (18)           (6)         --                      (9,867)
                      --------      -------      ------       ------        ------       ------                   --------
Income (Loss)
Before Income
Taxes.............     (43,716)        (840)       (130)         236          (309)         379                    (56,236)
Provision for
Income Taxes......         --           --          --           --            --            98           98 (3)       --
                      --------      -------      ------       ------        ------       ------                   --------
Net Income (Loss).    $(43,716)     $  (840)     $ (130)      $  236        $ (309)      $  281                   $(56,236)
                      ========      =======      ======       ======        ======       ======                   ========
Net loss per
common and
equivalent share..    $  (4.56)                                                                                   $  (5.85)
                      ========                                                                                    ========
Weighted average
number of common
and equivalent
shares
outstanding.......       9,613                                                                                       9,633 (4)
                      ========                                                                                    ========

        The accompanying notes to the consolidated financial statements are an integral part of this statement.

                   EINSTEIN/NOAH BAGEL CORP. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE QUARTER ENDED APRIL 21, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              NOAH'S NEW
                               EINSTEIN/NOAH YORK BAGELS,
                                BAGEL CORP.      INC.      PRO FORMA   UNAUDITED
                               (HISTORICAL)  (HISTORICAL) ADJUSTMENTS  PRO FORMA
                               ------------- ------------ -----------  ---------
Revenue:
  Company-operated stores.....    $18,397       $3,304                  $21,701
  Royalties and franchise-
   related fees...............      3,982          --                     3,982
                                  -------       ------                  -------
                                   22,379        3,304                   25,683
Costs and Expenses:
  Cost of products sold.......      5,490        1,118                    6,608
  Salaries and benefits(5)....      9,128        2,361                   11,489
  General and administrative..      9,031          795        213 (1)    10,039
                                  -------       ------                  -------
    Total costs and expenses..     23,649        4,274                   28,136
                                  -------       ------                  -------
Loss from Operations..........     (1,270)        (970)                  (2,453)
Other Income (Expense):
  Interest expense, net.......     (3,333)          (4)      (699)(2)    (4,036)
  Other income, net...........      1,286            4                    1,290
                                  -------       ------                  -------
    Total other expense.......     (2,047)         --                    (2,746)
                                  -------       ------                  -------
Net Loss......................    $(3,317)      $ (970)                 $(5,199)
                                  =======       ======                  =======
Net loss per common and
 equivalent share.............    $ (0.36)                              $ (0.55)
                                  =======                               =======
Weighted average number of
 common and equivalent shares
 outstanding..................      9,633                                 9,633
                                  =======                               =======


        The accompanying notes to the consolidated financial statements are an integral part of this statement.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. To record amortization on the intangible assets acquired in connection with the acquisition of Noah's New York Bagel's, Inc. (Noah's) over periods ranging from 10 to 35 years.

2. To adjust interest expense to reflect the acquisition of Noah's as of the beginning of the Company's fiscal year.

3. To adjust the provision for income taxes based upon the consolidated loss.

4. The pro forma weighted average number of shares for 1995 gives effect to the issuance of 1,959,125 shares of common stock and 6,250 shares of Series A preferred stock deemed to be issued as of December 26, 1994 (the beginning of the Company's 1995 fiscal year) pursuant to the acquisition of the common stock of Brackman Brothers, Inc. and certain net assets of Bagel & Bagel, Inc., Baltimore Bagel Co. and Offerdahl's Bagel Gourmet, Inc. and all other shares of common stock, options and warrants issued during the year prior to the initial public offering. The options and warrants issued, and shares of common stock sold, are deemed outstanding for the entire reporting period pursuant to Staff Accounting Bulletin No. 83.

5. Noah's salaries and benefits include approximately $954,000 of stock option expense attributable to the acceleration of the vesting of compensatory stock options. The acceleration of the vesting occurred immediately before the acquisition of Noah's by Einstein/Noah Bagel Corp.

Note: Subsequent to the acquisitions of Noah's, Bagel & Bagel, Inc., Baltimore Bagel Co., Offerdahl's Bagel Gourmet, Inc. and Brackman Brothers, Inc., the Company sold all of the stores acquired in these acquisitions, with the exception of the Baltimore Bagel Co. stores, to area developers of the Company. Consequently, the store revenue (and related operating expenses) reflected in the pro forma consolidated statement of operations will be replaced with revenue (and operating expenses) of the Company as a franchisor and lender.

  [Photograph depicting the exterior of a free-standing Einstein Bros. Bagels store at dusk.]

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OF-FERED HEREBY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HERE-UNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMA-TION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
The Company...............................................................    6
Risk Factors..............................................................    7
Concurrent Offerings......................................................   12
Use Of Proceeds...........................................................   12
Dividend Policy...........................................................   13
Capitalization............................................................   13
Dilution..................................................................   14
Selected Historical and Pro Forma Consolidated Financial and Store Data...   15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   17
Business..................................................................   21
Management................................................................   34
Certain Transactions......................................................   41
Principal Stockholders and Securities Ownership of Management.............   51
Relationship with Boston Chicken..........................................   54
Description of Capital Stock..............................................   60
Shares Eligible For Future Sale...........................................   61
Underwriting..............................................................   64
Legal Matters.............................................................   65
Experts...................................................................   66
Additional Information....................................................   66
Index to Financial Statements.............................................  F-1

                               ----------------

 UNTIL         , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDI-TION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UN-DERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                             3,125,000 SHARES

                                     LOGO

                                 COMMON STOCK

                               ----------------

                              P R O S P E C T U S

                               ----------------

                              MERRILL LYNCH & CO.
                              ALEX. BROWN & SONS
                                 INCORPORATED
                             MONTGOMERY SECURITIES

                                        , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses to be borne by the Company in connection with the registration, issuance, and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee, the NASD filing fee, and the Nasdaq listing fee.

      Securities and Exchange Commission registration fee............. $ 23,751
      NASD filing fee.................................................    6,501
      Nasdaq listing fee..............................................   50,000
      Transfer agent and registrar's fee and expenses.................   10,000
      Blue Sky fees and expenses......................................   25,000
      Printing and engraving expenses.................................  200,000
      Legal fees and expenses.........................................  350,000
      Accounting fees and expenses....................................  150,000
      Miscellaneous...................................................   24,748
                                                                       --------
          Total....................................................... $840,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law authorizes indemnification of directors, officers, employees, and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees, and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

  The Company's Restated Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. The Company intends to obtain directors and officers insurance covering its executive officers and directors.

  The Company's Restated Certificate of Incorporation eliminates, to the fullest extent permitted by Delaware law, liability of a director to the Company or its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director (a) breaches his or her duty of loyalty to the Company or its stockholders, (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law, (c) authorizes payment of an illegal dividend or stock repurchase, or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

  Insofar as indemnification by the Company for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  On March 24, 1995, in connection with the formation of the Company, the Company issued to the shareholders of Brackman Bros., Inc. ("Brackman") and to Bagel & Bagel, Inc. ("Bagel & Bagel") an aggregate of 573,750 and 573,750 shares of Common Stock, respectively, as partial consideration for all of the outstanding shares of Brackman and substantially all of the assets of Bagel & Bagel. On such date, the Company also sold to certain accredited investors an aggregate of 3,536,361 shares of Common Stock for $20.8 million in cash. The above-mentioned securities were sold without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

  On March 31, 1995, in connection with the formation of the Company, the Company issued to Offerdahl's Bagel Gourmet, Inc. ("Offerdahl's") an aggregate of 885,996 shares of Common Stock as partial consideration for substantially all of the assets of Offerdahl's and a non-recourse promissory note in the aggregate amount of $437,497. Such securities were sold without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

  On August 10, 1995, the Company issued to the shareholder of Baltimore Bagel Co. ("Baltimore Bagel") an aggregate of 6,250 shares of Series A Preferred Stock in connection with the merger of Baltimore Bagel into a wholly owned subsidiary of the Company. Such shares were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

  On December 29, 1995, the Company sold a warrant to purchase an aggregate of 1,012,500 shares of Common Stock to Bagel Store Development Funding, L.L.C., formerly known as Einstein Bros. Equity Funding, L.L.C., at an exercise price of $6.47 per share. The cash purchase price for the warrant was $45,000. Such warrant was sold without registration under the Securities Act in reliance on
Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

  On January 15, 1996, the Company sold warrants to purchase an aggregate of 1,237,050 shares of Common Stock to certain accredited investors at an exercise price of $6.47 per share. The aggregate purchase price for the warrants was $1,100, which purchase price was paid by delivery of promissory notes from the accredited investors. An aggregate of 902,475 shares of Common Stock have been issued pursuant to the exercise of certain of such warrants for an aggregate exercise price of $5,839,013. Such warrants, and the shares of Common Stock issued upon exercise thereof, were sold without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

  On February 1, 1996, the Company sold to certain accredited investors (all of whom were former shareholders of Noah's New York Bagels, Inc.) an aggregate of 855,225 shares of Common Stock for a cash purchase price of $10.52 per share. Such shares were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

  On April 5, 1996, the Company sold to Mark A. Goldston, President and Chief Executive Officer and a director of the Company, 28,508 shares of Common Stock for a cash purchase price of $10.52 per share. Such shares were sold without registration under the Securities Act in reliance on Section 4(2) of the Securities Act in reliance on Rule 506 of Regulation D promulgated under the Securities Act.

  On May 28, 1996, in connection with entering into its secured revolving credit facility, the Company issued a warrant to purchase an aggregate of 15,375 shares of Common Stock to one accredited investor at an exercise price of $11.58. Such warrant was issued without registration under the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

  Since its inception, the Company has granted options for 3,978,144 shares of Common Stock pursuant to its stock option plans at exercise prices ranging from $5.88 to $15.00 per share, of which options to purchase 304,781 shares of Common Stock have been exercised. Such options were issued without registration under the Securities Act in reliance on Section 4(2) and Rule 701 promulgated under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) The exhibits to the Registration Statement are listed in the Exhibit Index which appears elsewhere in this Registration Statement and is hereby incorporated herein by reference.

  (b) Financial Statement Schedules:

  Schedule II--Valuation and Qualifying Accounts........................... II-6

  All other schedules are omitted because of the absence of the condition under which they are required or because the information is included in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the provisions described under Item 14 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted against the Company by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT, OR AMENDMENT THERETO, TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN GOLDEN, COLORADO, ON JULY 30, 1996.

                                          Einstein/Noah Bagel Corp.

                                                   /s/ Mark R. Goldston
                                          By: _________________________________
                                                     Mark R. Goldston
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT, OR AMENDMENT THERETO, HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON JULY 30, 1996.

                 SIGNATURE                                     TITLE
                 ---------                                     -----


         /s/ Mark R. Goldston               President, Chief Executive Officer and
___________________________________________   Director (Principal Executive Officer)
             Mark R. Goldston

         /s/ W. Eric Carlborg               Senior Vice President--Finance (Principal
___________________________________________   Financial and Accounting Officer)
             W. Eric Carlborg

            /s/ Noah Alper                  Director
___________________________________________
                Noah Alper

           /s/ Scott A. Beck                Director
___________________________________________
               Scott A. Beck

           /s/ Kyle T. Craig                Director
___________________________________________
               Kyle T. Craig

         /s/ M. Laird Koldyke               Director
___________________________________________
             M. Laird Koldyke

            /s/ Gail Lozoff                 Director
___________________________________________
                Gail Lozoff

      /s/ John H. Muehlstein, Jr.           Director
___________________________________________
          John H. Muehlstein, Jr.

         /s/ John A. Offerdahl              Director
___________________________________________
             John A. Offerdahl

           /s/ Lloyd D. Ruth                Director
___________________________________________
               Lloyd D. Ruth

         /s/ David G. Stanchak              Director
___________________________________________
             David G. Stanchak


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Einstein/Noah Bagel Corp.:

  We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Einstein/Noah Bagel Corp. and subsidiaries as of December 31, 1995 for the period from March 24, 1995 (inception) to December 31, 1995 included in this Registration Statement and have issued our report thereon dated July 16, 1996. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in Part II, Item 16 of this Registration Statement is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

Denver, Colorado
July 16, 1996

                                                                     SCHEDULE II

                           EINSTEIN/NOAH BAGEL CORP.

                       VALUATION AND QUALIFYING ACCOUNTS

                                              ADDITIONS
                                   BALANCE AT CHARGED TO            BALANCE AT
                                   BEGINNING  COSTS AND               END OF
         CLASSIFICATIONS           OF PERIOD   EXPENSES  DEDUCTIONS   PERIOD
         ---------------           ---------- ---------- ---------- ----------
Period from March 24, 1995
 (inception)
 through December 31, 1995:
  Allowance for Doubtful Accounts.   $ --      $81,000     $ --      $81,000

                                   EXHIBITS

 EXHIBIT
 NUMBER                      DESCRIPTION OF EXHIBIT(+)                    PAGE*
 -------                     -------------------------                    ----
  1**      Form of Purchase Agreement with Underwriters.
  2.1(a)** Agreement to Contribute Shares dated February 17, 1995 among the Company, Brackman Brothers, Inc. ("Brackman") and the
            shareholders of Brackman (the "Brackman Agreement").
  2.1(b)** Amendment to Agreement to Contribute Shares dated March 24,
            1995 among the Company, Brackman and the shareholders of
            Brackman (the "Amendment to Brackman Agreement").
  2.2**    Agreement to Contribute Assets dated March 2, 1995 among the
            Company, Bagel & Bagel, Inc. and Richard Lozoff (the "Bagel
            & Bagel Agreement").
  2.3**    Agreement to Contribute Assets dated March 23, 1995 among
            the Company, Offerdahl's Bagel Gourmet, Inc.
            ("Offerdahl's") and the stockholders of Offerdahl's (the
            "Offerdahl's Agreement").
  2.4**    Agreement and Plan of Merger dated August 10, 1995 among the
            Company, Baltimore Bagel Co., BBC Acquiring Corporation and
            Michael E. Brau and Rachel C. Brau, individually and as
            trustees of the Brau Living Trust dated January 23, 1990
            (the "Baltimore Bagel Agreement").
  2.5**    Merger Agreement dated as of January 22, 1996, as amended, among the Company, NNYB Acquisition Corporation, Noah's New
            York Bagels, Inc. ("Noah's"), and the shareholders and
            optionholders of Noah's (the "Noah's Agreement").
  3.1**    Restated Certificate of Incorporation of the Company
            ("Certificate of Incorporation").
  3.2**    Amended and Restated Bylaws of the Company ("Bylaws").
  4.1**    Certificate of Incorporation (included in Exhibit 3.1).
  4.2**    Bylaws (included in Exhibit 3.2).
  4.3**    Certificate representing Common Stock.
  4.4**    Amended and Restated Registration Rights Agreement dated
            February 1, 1996 by and among the Company and certain
            stockholders of the Company.
  4.5**    Form of Concurrent Private Placement Agreement between
            Boston Chicken, Inc. ("Boston Chicken") and the Company
            ("Concurrent Private Placement Agreement").
  4.6**    Form of Registration Agreement between Boston Chicken and
            the Company.
  5.1      Opinion of Bell, Boyd & Lloyd.
 10.1(a)** Amended and Restated Loan Agreement dated May 17, 1996 between Boston Chicken, Inc. ("Boston Chicken") and the
            Company.
 10.1(b)   First Amendment to the Amended and Restated Loan Agreement
            between Boston Chicken and the Company dated July 19, 1996.
 10.2**    Form of Concurrent Private Placement Agreement (included in
            Exhibit 4.5).
 10.3(a)** Secured Demand Note of the Company dated January 30, 1996 payable to Boston Chicken ("Secured Demand Note")
            (incorporated by reference to Exhibit 10.23(d) Boston
            Chicken's 1995 annual report on Form 10-K).
 10.3(b)** First Amendment to Secured Demand Note dated as of March 7,
            1996.

- --------
(+)In the case of incorporation by reference to documents filed by Boston
   Chicken under the Securities Exchange Act of 1934, as amended, Boston Chicken's file number under that Act is 0-22802.
   *This information appears only in the manually signed original of the Registration Statement.
  **Previously filed.

                                   Exhibit-1

 EXHIBIT
 NUMBER                      DESCRIPTION OF EXHIBIT(+)                    PAGE*
 -------                     -------------------------                    ----
 10.4**     Brackman Agreement and Amendment to Brackman Agreement
             (included in Exhibits 2.1(a) and 2.1(b) hereof).
 10.5**     Bagel & Bagel Agreement (included in Exhibit 2.2 hereof).
 10.6**     Offerdahl's Agreement (included in Exhibit 2.3 hereof).
 10.7**     Baltimore Bagel Agreement (included in Exhibit 2.4 hereof).
 10.8**     Noah's Agreement (included in Exhibit 2.5 hereof).
 10.9**     Credit Agreement dated as of May 17, 1996 among the
             Company, the Lenders named therein, and Bank of America
             Illinois, as Agent.
 10.10**    Amended and Restated 1995 Stock Option Plan of the Company.
 10.11**    1996 Non-Employee Director Stock Option Plan of the
             Company.
 10.12(a)** Amended and Restated Accounting and Administration Services
             Agreement dated as of May 28, 1996 between Boston Chicken
             and the Company.
 10.12(b)** First Amendment to Amended and Restated Accounting and
             Administration Services Agreement dated as of June 17,
             1996 between Boston Chicken and the Company.
 10.13(a)** Financial Services Agreement dated as of March 24, 1995 between Boston Chicken and the Company ("Financial
             Services Agreement") (incorporated by reference to Exhibit
             10.15 to Boston Chicken's 1994 annual report on Form 10-
             K).
 10.13(b)** First Amendment to Financial Services Agreement dated as of
             March 7, 1996.
 10.13(c)** Financial Services Agreement Termination Agreement
             effective as of May 20, 1996.
 10.14(a)** Amended and Restated Real Estate Services Agreement dated as of May 28, 1996 between Boston Chicken and the Company.
 10.14(b)** Amended and Restated Real Estate Services Agreement
             Termination Agreement dated as of June 17, 1996 between
             the Company and Boston Chicken.
 10.15(a)** Amended and Restated Computer and Communications Systems
             Services Agreement dated as of June 17, 1996 between
             Boston Chicken and the Company.
 10.15(b)** First Amendment to the Amended and Restated Computer and
             Communications Systems Services Agreement dated as of June
             17, 1996 between Boston Chicken and the Company.
 10.16**    Assignment and Reimbursement Agreement dated March 24, 1995 between Boston Chicken and the Company.
 10.17(a)** Employment Agreement dated March 24, 1995 between Daniel V.
             Colangelo and the Company.
 10.17(b)** Amendment to Employment Agreement and Transition and
             Consulting agreement dated January 16, 1996 between Daniel
             V. Colangelo and the Company, as amended March 6, 1996.
 10.18**    Letter Agreement dated April 5, 1996 between Mark R.
             Goldston and the Company.
 10.19**    Employment Agreement dated March 24, 1995 between Gail
             Lozoff and the Company.
 10.20**    Secured Loan Agreement dated October 2, 1995 between Doc's
             Cheese Company, L.L.C. ("Doc's") and the Company.

- --------
(+)In the case of incorporation by reference to documents filed by Boston
   Chicken under the Securities Exchange Act of 1934, as amended, Boston Chicken's file number under that Act is 0-22802.
   *This information appears only in the manually signed original of the Registration Statement.
  **Previously filed.

                                   Exhibit-2

 EXHIBIT
 NUMBER                        DESCRIPTION OF EXHIBIT                     PAGE*
 -------                       ----------------------                     ----
 10.21(++)** Supply Agreement dated October 2, 1995 between Doc's and the Company.
 10.22**     License Agreement dated October 2, 1995 between Doc's and
              the Company.
 10.23**     Option agreement dated October 2, 1995 between Doc's and
              the Company.
 10.24(++)** Project and Approved Supplier Agreement among Harlan Bagel
              Supply Company, Harlan Bakeries, Inc. and the Company.
 10.25**     Option Agreement among Harlan Bagel Supply Company, Hal P.
              Harlan, Hugh P. Harlan, Doug H. Harlan and the Company
              (included in Exhibit 10.24).
 10.26**     Right of First Refusal Agreement among Harlan Bakeries,
              Inc., Hal P. Harlan, Hugh P. Harlan, Doug H. Harlan and
              the Company (included in Exhibit 10.24).
 10.27**     Aircraft dry leases dated January 16, 1996 between the
              Company and Bowana Aviation, Inc.
 10.28**     Form of Fourth Amended and Restated Limited Liability
              Company Agreement of Bagel Store Development Funding,
              L.L.C. ("Bagel Funding") dated as of July 1, 1996.
 10.29**     Warrant Purchase Agreement dated as of December 29, 1995
              between the Company and Bagel Funding (including form of
              warrant to purchase 1,012,500 shares of Common Stock).
 10.30**     Form of agreement between the Company and Bagel Funding
              relating to the Company's purchase of Bagel Funding's
              interests in area developers.
 10.31**     Form of Area Development Agreement between the Company and its Area Developers (included in Exhibit 99).
 10.32**     Form of Franchise Agreement between the Company and its
              Area Developers (included in Exhibit 99).
 10.33**     Form of Secured Loan Agreement between the Company and its
              Area Developers (included in Exhibit 99).
 10.34**     Employment Agreement dated March 31, 1995 between John A.
              Offerdahl and the Company.
 10.35**     Office Lease Agreement dated as of July 1, 1996 between
              the Company and Boston Chicken.
 10.36**     Consulting Agreement dated as of July 1, 1996 between Kyle
              T. Craig and the Company.
 10.37(a)**  Aircraft Dry Sublease and related Letter Agreement dated as of July 9, 1996 between the Company and Boston
              Chicken.
 10.37(b)**  Aircraft Dry Sublease and related Letter Agreement dated as of July 9, 1996 between the Company and Boston
              Chicken.
 11          Statement re: Computation of Loss Per Share.
 21.1**      Subsidiaries of the Company.
 23.1        Consent of Arthur Andersen LLP with respect to the Audited
              Consolidated Financial Statements of the Company.
 23.2        Consent of Deloitte & Touche LLP with respect to the
              Audited Consolidated Financial Statements of Noah's New
              York Bagels, Inc.
 23.3        Consent of Mayer Hoffman McCann L.C. with respect to the
              Audited Financial Statements of Bagel & Bagel, Inc.

- --------
(++)Confidential treatment requested.
 *This information appears only in the manually signed original of the
    Registration Statement.
  **Previously filed.

                                   Exhibit-3

 EXHIBIT
 NUMBER                      DESCRIPTION OF EXHIBIT                      PAGE*
 -------                     ----------------------                      ----
 23.4    Consent of Arthur Andersen LLP with respect to the Audited
          Combined Financial Statements of Offerdahl's Bagel Gourmet,
          Inc.
 23.5    Consent of Arthur Andersen LLP with respect to the Audited
          Financial Statements of Baltimore Bagel Co.
 23.6    Consent of Bell, Boyd & Lloyd (included in Exhibit 5.1).
 27**    Financial Data Schedule
 99**    Uniform Franchise Offering Circular, as amended as of May 31,
          1996.

- --------
 *This information appears only in the manually signed original of the
    Registration Statement.
  **Previously filed.

                                   Exhibit-4